UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026
Commission File Number: 001-14930
HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

This Report on Form 6-K with respect to our interim results for the six-month period ended June 30, 2026 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (File No. 333-277306).
Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

HSBC Holdings plc Interim Report 2026 on Form 6-K

Opening up a world of opportunity
HSBC is one of the largest banking and financial services
organisations in the world.
Guided by our purpose of opening up a world of opportunity,
our ambition is to become the world’s most trusted bank globally, putting customers at the heart of everything we do.

In this report
Overview
1Highlights
3Group CEO’s shareholder letter
5 Financial overview
11Business segments
18 Risk overview
Interim management report
20Financial summary
29Business segments
35Legal entities
41Alternative performance measures
45Risk
45– Key developments in the first half
  of 2026
45– Credit risk
70– Treasury risk
75– Market risk
77– Insurance manufacturing
  operations risk

Interim condensed consolidated
financial statements
78 Interim condensed consolidated
financial statements
85 Notes on the interim condensed
consolidated financial statements
Additional information
103Shareholder information
109Abbreviations
A reminder
The currency we report in is US dollars.
Use of alternative performance measures
We supplement our IFRS Accounting Standards
figures with non-IFRS Accounting Standards measures
used by management internally that constitute
alternative performance measures under European
Securities and Markets Authority guidance and non-
GAAP financial measures defined in and presented in
accordance with US Securities and Exchange
Commission rules and regulations. These measures are
highlighted with the following symbol: ø
ÑFurther explanation may be found on pages 5
and 29.
Financial targets
For our financial targets, medium term is defined as
between three to five years, and long term as five to
six years, from 1 January 2026.
ÑSee pages 2 and 5 for further details.
None of the websites referred to in this Interim Report on
Form 6-K  for the half-year ended 30 June 2026 (the
‘Form 6-K’), including where a link is provided, nor any of
the information contained on such websites, is
incorporated by reference in this Form 6-K.

Financial performance indicators in 1H26

Return on average tangible equity (annualised) ø 18.2% (1H25: 14.7%)	Profit before tax $19.5bn (1H25: $15.8bn)	Common equity tier 1 capital ratio 14.1% (31 Dec 2025: 14.9%)

Return on average tangible equity excluding notable items (annualised) ø 19.1% (1H25: 18.2%)	Constant currency profit before tax excluding notable items ø $20.4bn (1H25: $19.3bn)	Second interim dividend per share $0.10 (2Q25 dividend per share: $0.10)

HSBC Holdings plc Interim Report 2026 on Form 6-K
1a

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Cautionary statement regarding forward-looking statements
This Form 6-K contains certain forward-looking
statements with respect to HSBC’s financial
condition; results of operations and business,
including the strategic priorities; financial,
investment and capital targets; and
environmental, social and governance (‘ESG’)
ambitions, targets and commitments
described herein.
Statements that are not historical facts,
including statements about HSBC’s beliefs
and expectations, are forward-looking
statements. Words such as ‘may’, ‘will’,
‘should’, ‘expects’, ‘targets’, ‘anticipates’,
‘intends’, ‘plans’, ‘believes’, ‘seeks’,
‘estimates’, ‘potential’ and ‘reasonably
possible’, or the negative thereof, other
variations thereon or similar expressions are
intended to identify forward-looking
statements. These statements are based on
current plans, information, data, forecasts,
estimates and projections, and therefore
undue reliance should not be placed on them.
Forward-looking statements speak only as of
the date they are made. Any such forward-
looking statements are not a reliable indicator
of future performance, as they may involve
significant stated or implied assumptions and
subjective judgements which may or may not
prove to be correct. There can be no
assurance that any of the matters set out in
forward-looking statements are attainable, will
actually occur or will be realised or are
complete or accurate. The assumptions and
judgments may prove to be incorrect and
involve known and unknown risks,
uncertainties, contingencies and other
important factors, many of which are outside
the control of HSBC. HSBC makes no
commitment to revise or update any forward-
looking statements to reflect events or
circumstances occurring or existing after the
date of any forward-looking statements.
Written and/or oral forward-looking statements
may also be made in the periodic reports to
the US Securities and Exchange Commission,
summary financial statements to shareholders,
offering circulars and prospectuses, press
releases and other written materials, and in
oral statements made by HSBC’s directors,
officers or employees to third parties, including
financial analysts.
Forward-looking statements involve inherent
risks and uncertainties. Readers are cautioned
that a number of factors could cause actual
results to differ, in some instances materially,
from those anticipated or implied in any
forward-looking statement. These include, but
are not limited to:
–changes in general economic conditions in
the markets in which we operate, such as
new, continuing or deepening recessions,
prolonged inflationary pressures and
fluctuations in employment levels and the
creditworthiness of customers beyond those
factored into consensus forecasts; the
Russia-Ukraine war, the conflict in the
Middle East, or any potential military action
or conflict elsewhere, and their impact on
global economies and the markets where
HSBC operates, which could have a material
adverse effect on (among other things) our
financial condition, results of operations,
prospects, liquidity, capital position and
credit ratings; deviations from the market
and economic assumptions that form the
basis for our ECL measurements (including,
without limitation, as a result of the Russia-
Ukraine war, the conflict in the Middle East,
or any potential military action or conflict
elsewhere, inflationary pressures,
commodity price changes, and ongoing
developments in the commercial real estate
sector and the residential property sector in
the Chinese mainland and Hong Kong);
potential changes in HSBC’s dividend policy;
changes and volatility in foreign exchange
rates and interest rates levels, including
fluctuations in HIBOR and the accounting
impact resulting from financial reporting in
respect of hyperinflationary economies;
volatility in equity markets and the risk of
disruptive correction stemming from high
company valuations; lack of liquidity in
wholesale funding or capital markets, which
may affect our ability to meet our obligations
under financing facilities or to fund new
loans, investments and businesses;
geopolitical tensions or diplomatic
developments producing social instability or
legal uncertainty, such as the Russia-Ukraine
war, the conflict in the Middle East, or any
potential military action or conflict
elsewhere, and the related imposition of
sanctions, export-control and trade and
investment restrictions, as well as increased
market volatility, supply chain restrictions
and disruptions, sustained increases in
energy prices and key commodity prices,
claims of human rights violations, diplomatic
tensions between China and the US, which
may extend to and involve other countries
and territories, and developments in Hong
Kong and Taiwan and the surrounding
maritime region, alongside other potential
areas of tension, which may adversely affect
HSBC by creating regulatory, reputational
and market risks; the efficacy of
government, customer, and HSBC’s actions
in managing and mitigating ESG-related
risks, in particular climate risk, nature-related
risks and human rights risks, and in
supporting the global transition to net zero
carbon emissions, each of which can impact
HSBC both directly and indirectly through
our customers and which may result in
potential financial and non-financial impacts;
illiquidity and downward price pressure in
national real estate markets; adverse
changes in central banks’ policies with
respect to the provision of liquidity support
to financial markets; heightened market
concerns over sovereign creditworthiness in
over-indebted countries and fiscal capacity
and debt sustainability, particularly for highly-
indebted borrowers; adverse changes in the
funding status of public or private defined
benefit pensions; the significant depreciation
of the US dollar through 2025, with volatility
expected to persist; societal shifts in
customer financing and investment needs,
including consumer perception as to the
continuing availability of credit; exposure to
counterparty risk, including third parties
using us as a conduit for illegal activities
without our knowledge; and price
competition in the market segments we
serve;
–changes in government policy and
regulation, as well as monetary,  fiscal,
interest rate and other policies of central
banks and other regulatory authorities in the
major markets in which we operate and the
consequences thereof (including, without
limitation, actions taken as a result of
changes in government following national
elections, higher social welfare
commitments and increased government
expenditure on defence, energy security and
climate transition in the markets where the
Group operates); continued volatility in trade
and tariff policies, changes in tariff rates,
including sector-specific measures imposed
by various nations, including the US, which
could reduce capital investment and
consumer spending, disrupt supply chains
and dampen global trade growth; initiatives
to change the size, scope of activities and
interconnectedness of financial institutions in
connection with the implementation of
stricter regulation of financial institutions in
key markets worldwide; revised capital and
liquidity benchmarks, which could serve to
deleverage bank balance sheets and lower
returns available from the current business
model and portfolio mix; changes to tax laws
and tax rates applicable to HSBC, including
the imposition of levies or taxes designed to
change business mix and risk appetite; the
practices, pricing or responsibilities of
financial institutions serving their consumer
markets; expropriation, nationalisation,
confiscation of assets and changes in
legislation relating to foreign ownership; the
UK’s relationship with the EU, particularly
with respect to the potential divergence of
UK and EU law on the regulation of financial
services; changes in government approach
and regulatory treatment in relation to ESG
disclosures and reporting requirements, and
the current lack of a single standardised
regulatory approach to ESG across all
sectors and markets; changes in UK
macroeconomic and fiscal policy, which may
result in fluctuations in the value of the
pound sterling; general changes in
government policy (including, without
limitation, actions taken as a result of
changes in government following national
elections in the markets where the Group
operates) that may significantly influence
investor decisions; the costs, effects and
outcomes of regulatory reviews, actions or
litigation, including any additional compliance
requirements; and the effects of competition
in the markets where we operate including
increased competition from non-bank
financial services companies; and
–factors specific to HSBC, including our
success in adequately identifying the risks
we face, such as the incidence of loan
losses or delinquency, and managing those
risks (through account management,
hedging and other techniques); our ability to
achieve our financial, investment, capital and
ESG ambitions, targets, and commitments
(including the positions set forth in our

HSBC Holdings plc Interim Report 2026 on Form 6-K
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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
thermal coal phase-out policy and our energy
policy and our targets to reduce our on-
balance sheet financed emissions and,
where applicable, facilitated emissions in our
portfolio of selected high-emitting sectors),
which may result in our failure to achieve
any of the expected outcomes of our
strategic priorities and may result in
reputational risks; technology changes and
developments, including the development,
deployment and use of artificial intelligence,
including generative artificial intelligence, by
HSBC, third-party service providers,
counterparties, customers, competitors and
other market participants, and related
operational, cyber, fraud, data, regulatory,
compliance, litigation, reputational and
competitive risks, as well as such
technological developments’ impact on how
we manage risk; model limitations or failure,
including, without limitation, the impact that
high inflationary pressures and interest rates
have had on the performance and usage of
financial models, which may require us to
hold additional capital, incur losses and/or
use compensating controls, such as
judgemental post-model adjustments, to
address model limitations; changes to the
judgements, estimates and assumptions we
base our financial statements on; changes in
our ability to meet the requirements of
regulatory stress tests; a reduction in the
credit ratings assigned to us or any of our
subsidiaries, which could increase the cost
or decrease the availability of our funding
and affect our liquidity position and net
interest margin; changes to the reliability and
security of our data management, data
privacy, information and technology
infrastructure, including threats from cyber-
attacks, which may impact our ability to
service clients and may result in financial
loss, business disruption and/or loss of
customer services and data; the accuracy
and effective use of data, including internal
management information that may not have
been independently verified; changes in
insurance customer behaviour and insurance
claim rates; our dependence on loan
payments and dividends from subsidiaries to
meet our obligations; changes in our
reporting frameworks and accounting
standards, which have had and may
continue to have a material impact on the
way we prepare our financial statements;
our ability to successfully execute planned
strategic acquisitions and disposals; our
success in adequately integrating acquired
businesses into our business; our ability to
successfully execute and implement the
announced strategic reorganisation of the
Group; changes in our ability to manage
third-party, fraud, financial crime and
reputational risks inherent in our operations;
employee misconduct, which may result in
regulatory sanctions and/or reputational or
financial harm; changes in skill requirements,
ways of working and talent shortages, which
may affect our ability to recruit and retain
senior management and an inclusive and
skilled workforce; and changes in our ability
to develop sustainable finance and ESG-
related products consistent with the evolving
expectations of our regulators, and our
capacity to measure the environmental and
social impacts from our financing activity
(including as a result of data limitations and
changes in methodologies), which may
affect our ability to achieve our ESG
ambitions, targets and commitments,
including our net zero ambition, our targets
to reduce on-balance sheet financed
emissions and, where applicable, facilitated
emissions in our portfolio of selected high-
emitting sectors and the positions set forth
in our thermal coal phase-out policy and our
energy policy, and increase the risk of
greenwashing. Effective risk management
depends on, among other things, our ability
through stress testing and other techniques
to prepare for events that cannot be
captured by the statistical models it uses;
our success in addressing operational, legal
and regulatory, and litigation challenges; and
other risks and uncertainties we identify in
‘Risk Overview’ on pages 18 to 19 of this
Form 6-K.
Additional detailed information concerning
important factors, including but not limited to
ESG-related factors, that could cause actual
results to differ materially from those
anticipated or implied in any forward-looking
statement in this Form 6-K is available in our
Annual Report and Accounts for the fiscal year
ended 31 December 2025, which was filed
with the SEC on Form 20-F on 26 February
2026 and our Earnings Release 1Q26,
furnished to the SEC on Form 6-K on 5 May
2026.
This Form 6-K contains a number of images,
graphics, text boxes, credentials and
illustrative case studies which aim to give a
high-level overview of certain elements of our
disclosures and to improve accessibility for
readers. These images, graphics, text boxes,
credentials and illustrative case studies are
designed to be read within the context of this
Form 6-K as a whole.

Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC
Holdings together with its subsidiary undertakings. Within this document the Hong Kong Special Administrative Region of the People’s Republic of
China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of
HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations
‘$m’, ‘$bn’ and ‘$tn’ represent millions, billions (thousands of millions) and trillions of US dollars, respectively.

HSBC Holdings plc Interim Report 2026 on Form 6-K
1

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Highlights

Financial performance in 1H26
–Profit before tax increased by $3.7bn or
23% to $19.5bn compared with 1H25. The
increase primarily reflected a year-on-year net
favourable impact of $2.2bn from notable
items. The increase also reflected growth in
banking net interest income (‘banking NII’)
and higher fee and other income, primarily in
Wealth and Wholesale Transaction Banking
(‘WTB’). This was partly offset by higher
expected credit losses and other credit
impairment charges (‘ECL’), and a planned
increase in operating expenses. Profit after
tax of $15.3bn was $2.9bn or 23% higher
compared with 1H25.
–In 1H26, notable items included disposal
losses of $0.3bn recognised on classification
to held for sale associated with the planned
sale of our business in Malta, restructuring
costs associated with our organisational
simplification of $0.3bn, and losses of $0.2bn
from the recycling of foreign currency
translation reserves following the completion
of the sale of our UK life insurance business.
In 1H25, notable items included dilution and
impairment losses of $2.1bn related to our
associate Bank of Communications Co.,
Limited (‘BoCom’), and restructuring costs
associated with our organisational
simplification of $0.6bn.
–Constant currency profit before tax
excluding notable items increased by
$1.1bn to $20.4bn compared with 1H25.
–Revenue increased by $3.6bn or 11% to
$37.7bn compared with 1H25, including a
year-on-year net favourable impact of notable
items of $0.8bn and the favourable impact of
foreign currency translation differences of
$0.7bn. The remaining increase reflected
higher banking NII, and strong growth in
Wealth fee and other income in our
International Wealth and Premier Banking
(‘IWPB‘) and Hong Kong business segments,
supported by higher customer activity. The
increase also included a one-off property
asset disposal gain of $0.2bn. Constant
currency revenue excluding notable items
rose by $2.0bn to $38.2bn compared with
1H25.
–Net interest income (‘NII’) increased by
$1.4bn compared with 1H25, primarily
driven by deposit balance growth and the
benefit of reinvestment of our structural
hedge at higher yields. There was also a
favourable impact from foreign currency
translation differences of $0.4bn, partly
offset by the impact of an adverse $0.1bn
one-off item. The impact of lower market
interest rates on the funding deployed to the
trading book was broadly offset by higher
trading balances. Banking NII, which
excludes the funding costs associated
with the trading book and insurance NII,
increased by $1.6bn to $22.9bn.
–Net interest margin (‘NIM’) of 1.61% was
4 basis points (‘bps‘) higher compared
with 1H25, mainly due to the impact from
foreign currency translation differences and
the benefit of our structural hedge, partly
offset by lower market interest rates.
–ECL of $2.4bn were $0.4bn higher than in
1H25. The 1H26 charge primarily reflected
stage 3 charges on wholesale exposures,
including a $0.4bn fraud-related, secondary,
securitisation exposure with a financial
sponsor in the UK in our Corporate and
Institutional Banking (‘CIB‘) business, and
$0.2bn related to the Hong Kong commercial
real estate (‘CRE’) sector. 1H26 also included
allowances to reflect uncertainty due to the
ongoing conflict in the Middle East. ECL in
1H25 included charges related to the Hong
Kong CRE sector of $0.5bn, as well as
allowance increases relating to geopolitical
tensions and higher trade tariffs.
–Operating expenses of $17.4bn were
$0.4bn or 2% higher than in 1H25,
including an adverse impact from foreign
currency translation differences of $0.4bn.
The increase was driven by higher planned
spend and investment in technology, and the
impact of inflation. These increases were
partly mitigated by cost reductions from our
organisational simplification and a year-on-
year favourable impact from notable items.
–Target basis operating expenses were
$0.4bn or 2% higher than in 1H25,
including the impact of inflation and higher
planned spend and investment in technology,
partly offset by cost reductions from our
organisational simplification.
–Customer lending balances increased by
$34bn compared with 31 December 2025,
including adverse foreign currency translation
differences of $6bn. On a constant currency
basis, lending balances increased by $40bn,
reflecting growth across all our business
segments, particularly in our main entity in
Hong Kong. This was partly offset by the
classification to held for sale of loans from
the planned sale of our business in Malta.
–Customer accounts increased by $41bn
compared with 31 December 2025,
including adverse foreign currency translation
differences of $15bn. On a constant currency
basis, customer accounts increased by
$56bn, primarily reflecting growth in our CIB
business, partly offset by the classification to
held for sale of deposits from the planned
sale of our business in Malta and our retail
banking business in Indonesia.
–Common equity tier 1 (‘CET1’) capital
ratio of 14.1% decreased by 0.8
percentage points compared with
31 December 2025, reflecting the impact of
the privatisation of Hang Seng Bank Limited
(‘Hang Seng Bank’), dividends and an
increase in risk-weighted assets (‘RWAs‘),
partly offset by regulatory profit.
–The Board has approved a second interim
dividend of $0.10 per share. We also intend
to initiate a share buy-back of up to $1bn,
which we expect to complete by our third
quarter 2026 results announcement.
ÑFor detailed commentary, see page 7.

Financial performance in 2Q26
–Profit before tax increased by $3.8bn or
60% to $10.1bn compared with 2Q25,
primarily reflecting a net favourable impact
from notable items of $2.6bn. The increase
also reflected growth in banking NII, and
higher fee and other income primarily in
Wealth and WTB. Profit after tax increased
by $3.1bn or 63% to $7.9bn compared
with 2Q25.
–In 2Q26, notable items included
restructuring costs associated with our
organisational simplification of $0.2bn.
–In 2Q25, notable items included dilution and
impairment losses of $2.1bn related to our
associate BoCom, and restructuring costs
associated with our organisational
simplification of $0.5bn.
–Revenue increased by $2.6bn to $19.1bn
compared with 2Q25, including a year-on-
year net favourable impact of $1.3bn from
notable items. The increase also reflected a
rise in banking NII, and strong growth in
Wealth fee and other income in our IWPB
and Hong Kong business segments,
supported by higher customer activity.
–Revenue grew in Debt and Equity Markets
and WTB in our CIB business. Constant
currency revenue excluding notable
items rose by $1.3bn to $19.0bn.
–ECL of $1.1bn were stable compared with
2Q25. The charge in 2Q26 primarily
comprised stage 3 charges, including $0.2bn
related to the Hong Kong CRE sector. The
ECL charge in 2Q25 included charges of
$0.4bn related to the Hong Kong CRE
sector.
–Operating expenses of $8.7bn were
$0.2bn or 2% lower compared with 2Q25,
reflecting lower restructuring costs together
with the resultant cost reduction benefits
from our organisational simplification, and
the phasing of performance-related pay
accrual relative to 2Q25. These reductions
were partly offset by higher planned spend
and investment in technology, the impact of
inflation and an adverse impact from foreign
currency translation differences of $0.1bn.
–Customer lending increased by $20bn
compared with 1Q26 on a reported basis,
reflecting growth across all segments.
–Customer accounts increased by $46bn
compared with 1Q26 on a reported basis,
primarily reflecting growth in our CIB
business, notably in Hong Kong, partly offset
by the classification of deposits from the
planned sale of our retail banking business in
Indonesia to held for sale.

HSBC Holdings plc Interim Report 2026 on Form 6-K
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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Outlook
Group financial targets
–We remain confident in achieving the targets
we set out in February 2026, including a
return on average tangible equity (‘RoTE’)
of 17% or better for 2026, 2027 and 2028,
excluding notable items.
–We continue to target year-on-year growth
in revenue from 2026 to 2028, rising to
5% growth in 2028 compared with 2027,
excluding notable items and on a constant
currency basis.
–We maintain our dividend payout ratio
target basis of 50% in 2026, 2027 and
2028. Our target basis payout ratio is
calculated as a percentage of earnings per
share (‘EPS’) excluding material notable
items and related impacts.
In respect of 2026
–We now expect banking NII of at least
$46bn in 2026, reflecting a continued
favourable interest rate outlook, while
–recognising the outlook remains volatile and
uncertain. We had previously provided
banking NII guidance of around $46bn for
2026.
–We continue to expect an ECL charge as a
percentage of average gross customer
loans to be around 45bps (including held
for sale loan balances) for 2026, reflecting
ongoing uncertainty in the outlook. Over the
medium term, we retain our planning range
of 30-40bps.
–The Group remains on track to deliver
year-on-year growth in operating
expenses of approximately 1% in 2026 on
a target basis. Should strong business
performance continue, we may consider
additional performance-related pay which
would increase 2026 target basis cost
growth modestly. Our target basis operating
expenses measure excludes notable items
and includes the impact of simplification-
related saves associated with our
announced strategic reorganisation.
–We intend to continue to manage the CET1
capital ratio within our medium-term
target range of 14% to 14.5%.
ÑOur targets and expectations reflect our current
outlook for the global macroeconomic
environment and market-dependent factors,
such as market-implied interest rates (as of mid-
July 2026) and rates of foreign exchange, as
well as customer behaviour and activity levels.
ÑWe do not reconcile our forward guidance on
RoTE excluding notable items, target basis
operating expenses, dividend payout ratio
target basis or banking NII to their equivalent
reported measures.
ÑSee pages 41 to 44 for a further explanation of
RoTE excluding notable items, banking NII,
target basis operating expenses and dividend
payout ratio target basis. For further information
on our CET1 ratio, see page 70.

Reshaping the Group for growth
Privatisation of Hang Seng Bank
–On 26 January 2026, we completed our
privatisation of Hang Seng Bank, following
shareholder and Court approval. Hang Seng
Bank is now a wholly-owned subsidiary
of the HSBC Group and Hang Seng Bank
shares have been withdrawn from the
Hong Kong Stock Exchange.
–Through the privatisation of Hang Seng
Bank, we expect to realise $0.5bn in pre-
tax revenue and cost synergies across
both our brands in Hong Kong by the end
of 2028. We expect to incur associated
restructuring costs of $0.6bn, of which one-
off income statement impacts would be
reported as material notable items.
–We also have an ambition to generate
further revenue and cost opportunities of
around $0.4bn by the end of 2028 across
both our brands in Hong Kong.
Organisational simplification
–At our 2024 full-year results we announced
measures to simplify the Group,
committing to deliver an annualised
reduction of around $1.5bn in our cost
base by the end of 2026, spending an
associated $1.8bn in restructuring and other
related costs.
–At our 2025 full-year results we indicated
that we expected to have taken actions to
deliver the annualised savings earlier
than planned, by 1H26.
–At 1H26, the actions we have taken will
deliver annualised cost savings of $1.7bn,
spending associated restructuring and
other related costs of $1.4bn. These
actions have resulted in a reduction of
$0.6bn in operating expenses in the income
statement in 2025, and a $0.5bn reduction in
1H26.
–We have now revised our simplification
savings commitment and intend to action
around $2.0bn of annualised savings
through the programme, by the end of
2026, spending up to our originally
expected $1.8bn of restructuring costs.
–The additional saves we are bringing into the
programme generate capacity that we will
use to support the growth of our four
businesses.
Strategic transactions
–We remain focused on opportunities where
we have a clear competitive advantage and
accretive returns, and we aim to redeploy
approximately $1.8bn of additional costs
from non-strategic activities into these
areas over the medium term. This includes
an additional $0.3bn of cost savings from
synergies expected following the
privatisation of Hang Seng Bank.
–During 1H26, we completed the sales of our
UK life insurance business, our business in
South Africa, our retail banking business in
Sri Lanka, and the wind-down of our retail
banking business in Bangladesh. We also
agreed the sale of our retail banking
business in Indonesia.
–In July 2026, we announced the sale of
HSBC Life Singapore. We also concluded
the targeted strategic review of our
Australia retail banking business, by
announcing the sale of our portfolio of home
and personal loans, the planned wind-down
of the remaining retail business and transfer
of our CIB, Private Banking and Asset
Management businesses in Australia to the
Sydney branch of The Hongkong and
Shanghai Banking Corporation Limited,
simplifying our entity footprint. In August
2026, we concluded the targeted
strategic review and announced the sale
of our retail banking business in Egypt.
The completion of announced disposals and
related actions remains subject to relevant
regulatory and other approvals.
–We have commenced a strategic review of
our retail business and domestic-focused
small and mid-sized corporate banking
operations in Türkiye. Our international
wholesale client business in Türkiye is
unaffected by this review.
  Progress in growth areas
–In Wealth, we are continuing to invest in
wealth centres and relationship managers.
From 1 January 2026 we have updated our
definition of Wealth balances to exclude
Asset Management third-party distribution
assets. On this new basis, Wealth balances
across all our business segments were
$1.6tn, stable compared with 31
December 2025. Within this, we have
attracted net new money (‘NNM’) of
$64bn, with $57bn booked in Asia.
–Transaction banking continues to perform
well as we leverage our network and
capabilities to capture opportunities from
changing trade and capital flows. In 1H26,
fee and other income in WTB rose by 6%
compared with 1H25, or by 4% on a
constant currency basis, with growth across
all products.
ÑFor more details on our businesses held for sale
and disposal groups, see Note 15 on the
Financial Statements on page 100.

HSBC Holdings plc Interim Report 2026 on Form 6-K
3

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Group CEO’s shareholder letter

Georges Elhedery Group CEO

RoTE (annualised) ø
18.2%
(1H25: 14.7%)
RoTE excluding notable items
(annualised) ø
19.1%
(1H25: 18.2%)
Revenue
$37.7bn
(1H25: $34.1bn)
Dear fellow shareholders,
HSBC is becoming the stronger bank we set
out to build. We are executing our strategic
priorities with pace, precision and discipline.
This is allowing our four businesses to focus
on their core strengths, grow, work together
more effectively and deepen customer
relationships. The result is a bank capable of
achieving more. The first half of 2026 shows
what a stronger HSBC can achieve.
Performance with discipline
On a reported basis, profit before tax was
$19.5bn, up 23% compared with 1H25.
Revenue grew 11% to $37.7bn. Annualised
RoTE was 18.2%, or 19.1% excluding notable
items.
Our deposit franchise grew by $129bn on a
constant currency basis, including held-for-sale
balances, over the last year. We are also
seeing encouraging growth in loans,
particularly in Hong Kong and the UK.
We also grew fee and other income.
Wholesale Transaction Banking increased by
4% on a constant currency basis. As the
world’s trade bank, this resilient growth shows
the central role we are playing as businesses
adapt to new patterns of trade and
investment. Wealth grew by 18% on a
constant currency basis, reflecting our market-
leading Asia franchise.
We delivered strong returns to our
shareholders. Our 18.2% annualised RoTE
reflects a strong performance. We are paying
another 10 cents per share quarterly interim
dividend. We have also resumed share buy-
backs (up to $1bn), three quarters after we
paused them following the Hang Seng Bank
privatisation announcement.
Our strong performance in the first half gives
us the capacity to continue investing for
growth while safeguarding the hallmark
financial strength and cost discipline that our
customers and shareholders expect.
Compounding our strengths
HSBC creates greater value when more of our
capabilities work together for our customers.
That is why over the past two years we have
sharpened our focus, simplified the
organisation and are directing investment
towards the businesses and markets where
HSBC is strongest.
As recent uncertainty has reshaped patterns of
trade and investment, we have seen that our
customers are adapting the way they do
business. New networks of trade, investment
and growth are emerging across the global
economy.
As they do, our customers increasingly need a
banking partner that can connect financing,
payments, markets and wealth seamlessly
across borders, ensuring they remain resilient
and agile enough to adapt to fast-changing
circumstances.
We see this every day. A manufacturer
reshaping its supply chain. An entrepreneur
expanding into a new market. An investor
allocating capital across regions.
The better we connect HSBC, the more value
we can create. Better outcomes deepen
relationships. Deeper relationships create
more opportunities to support our customers’
ambitions and compound value over time.
Connecting the enterprise
In a more complex world, our customers need
more of HSBC working together on their
behalf. We are making that easier.
HSBC Access is one example. It brings
together the capabilities of our Private Bank,
Innovation Banking and Corporate and
Institutional Banking to give eligible customers
access to a broader range of investment
opportunities through a single relationship.
More broadly, shared capabilities are helping
successful ideas to move faster across
businesses and markets. Our simplification
actions are also creating clearer accountability
and enabling quicker decisions.

HSBC Holdings plc Interim Report 2026 on Form 6-K
4

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
“HSBC is becoming the
stronger bank we set
out to build. We are
executing our strategic
priorities with pace,
precision and discipline.
This is allowing our four
businesses to focus on
their core strengths,
grow, work together
more effectively and
deepen customer
relationships. The result
is a bank capable of
achieving more.”
For customers, that means more relevant
solutions and easier access to our network and
expertise. For colleagues, it means greater
clarity and more time to focus on customers.
For shareholders, it means more opportunities
for focused, sustainable growth.
The more effectively HSBC works together,
the more we can achieve.
Innovation at scale
Innovation creates value when it moves from
possibility to practical use.
Artificial intelligence will play an increasingly
important role in how we personalise our
services for customers and run the bank. We
are equipping colleagues with tools that
amplify their expertise, improve decisions and
reduce complexity. We are also strengthening
the data, technology and controls needed to
deploy these capabilities safely and at scale.
We are applying the same ambition to the next
generation of financial infrastructure. This year,
the UK Government selected HSBC to provide
the technology for its first digital government
bond. It shows that innovation developed
inside HSBC can help shape the infrastructure
of the market itself.
We also expanded our tokenised deposits
services into the US and the UAE, taking a
capability first developed in Asia to six markets
across our international network. This enables
customers to move money frictionlessly
across borders in real time, 24 hours a day,
seven days a week.
During the first half, HSBC was also granted a
stablecoin issuer licence in Hong Kong,
becoming one of the first banks able to issue
stablecoins under the new regulatory
framework. We plan to issue in the second
half of the year.
These are different technologies, but they
reflect the same discipline: identify a real
need, demonstrate the value and scale what
works.
Building for tomorrow
My first two years have been about building a
stronger HSBC. The next phase is about
putting more of those strengths to work.
The completion of the Hang Seng Bank
privatisation is one example of that. It brings
together the strengths of two iconic banks for
the benefit of customers and shareholders.
We begin this next phase knowing where
HSBC is strongest, where we should invest
and where we can create the greatest value.
Our intention is to grow more consistently by
compounding those strengths. To do this, we
will continue to invest with discipline in our
people, technology and international network.
These investments will help us deepen
customer relationships, strengthen our
competitive position and support future
growth. By doing so, we will unlock more of
HSBC’s potential.
Finally, none of the progress described in this
report would be possible without the skill,
judgement and dedication of our colleagues
around the world. Every day, they earn the
trust our customers place in HSBC and bring
our strategy to life. I would like to thank them
for everything they do. I would also like to
thank our customers for their trust and our
shareholders for their continued support.
Georges Elhedery
Group CEO
4 August 2026

HSBC Holdings plc Interim Report 2026 on Form 6-K
5

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial overview

Group financial targets for 2026 to 2028
Return on average tangible equity
excluding notable items (annualised) ø
19.1%
(1H25: 18.2%)
We are targeting a RoTE excluding notable
items of 17% or better for each of 2026, 2027
and 2028.
In 1H26, RoTE (annualised) was 18.2%, an
increase of 3.5 percentage points from 1H25.
RoTE excluding notable items (annualised)
was 19.1%, an increase of 0.9 percentage
points compared with 1H25.
ÑWe do not reconcile our forward-looking targets
on RoTE or revenue excluding notable items, or
dividend payout ratio target basis to their
equivalent reported measures.
ÑSee page 42 for further details on RoTE excluding
notable items.
Year-on-year percentage growth in
revenue, on a constant currency basis
excluding notable items ø
6%
We are focused on growth opportunities
within our strategy that play to our strengths,
while maintaining tight cost discipline and
continuing to invest in growth and efficiency.
We are targeting revenue growth rising to 5%
year-on-year by 2028 on a constant currency
basis excluding notable items.
In 1H26, revenue growth was 11% compared
with 1H25, on a reported basis.
Revenue growth on a constant currency basis
and excluding notable items was 6%
compared with 1H25.
ÑSee page 42 for further detail on constant
currency revenue excluding notable items.
ÑSee page 29 for further details on notable items.
Dividend payout ratio target
Second interim dividend per ordinary
share in respect of 2026
$0.10
Our business model is designed to be capital
generative. Our primary use of capital
generation is to pay an ordinary dividend of
50% of basic earnings per share, excluding
material notable items and related impacts (our
dividend payout ratio target basis). Our
preferred use of capital after paying the
dividend is to support the growth of our four
businesses.
Alongside our 1H26 results, the Board has
announced a second interim dividend of $0.10
per ordinary share.
ÑSee page 44 for a reconciliation of basic earnings
per share to basic earnings per share excluding
material notable items and related impacts.

Basis of presentation
Constant currency performance
Constant currency performance is computed
by adjusting reported results of comparative
periods for the effects of foreign currency
translation differences, which distort period-
on-period comparisons. Constant currency
performance provides useful information for
investors by aligning internal and external
reporting, reflecting how management
assesses period-on-period performance.
Notable items and material notable items
We separately disclose ‘notable items‘, which
are components of our income statement that
management considers as outside the normal
course of business and generally non-recurring
in nature.
Certain notable items are classified as
‘material notable items’, a subset of notable
items. Categorisation as a material notable
item is dependent on the nature of each item
in conjunction with the financial impact on the
Group’s income statement, and such items
are excluded from our target basis dividend
payout ratio calculation and earnings per share
measure.
Material notable items in 1H26 or relevant
comparative periods relate to the operating
expenses associated with actions to exit or
wind down non-strategic businesses. They
also include a dilution loss and the recognition
of an impairment of our investment in BoCom
in 1H25.
Impact of strategic transactions
In addition to the items categorised as material
notable items, the impacts of strategic
transactions include the distorting impact
observed between the periods of the
operating income statement results related to
acquisitions, wind-downs and disposals that
affect period-on-period comparisons.
Management view of revenue on a
constant currency basis
We provide breakdowns of revenue for each
of our business segments on a constant
currency basis by major product. These reflect
the basis on which revenue performance of
the businesses is assessed and managed.
We group certain products in a consistent
manner across our business segments.
Wholesale Transaction Banking (‘WTB’)
comprises our Global Foreign Exchange,
Global Payments Solutions (‘GPS’), Global
Trade Solutions (‘GTS’) and Securities Services
businesses. Wealth comprises our Investment
Distribution, Insurance, Private Bank and Asset
Management businesses.
On page 8, we provide a summarised
management view of revenue for the Group‘s
results, on reported foreign exchange rates, to
supplement the Group‘s reported revenue
performance using the product grouping that is
used to manage and assess our segmental
performance.
ÑSee page 32 for further details on the impact of
strategic transactions.
ÑSee pages 20, 29 and 41 for further details on
basis of preparation and use of alternative
performance measures.
ÑSee pages 29 and 37 for details of notable items
in our business segments and legal entities.

HSBC Holdings plc Interim Report 2026 on Form 6-K
6

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Key financial metrics

	Half-year to
Reported results	30 Jun 2026	30 Jun 2025
Profit before tax ($m)	19,522	15,810
Profit after tax ($m)	15,321	12,441
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’) ($m)	37,742	34,122
Cost efficiency ratio (%)	46.2	49.9
Net interest margin (%)	1.61	1.57
Basic earnings per share ($)	0.85	0.65
Diluted earnings per share ($)	0.85	0.65
Dividend per ordinary share (in respect of the period) ($)	0.20	0.20
Alternative performance measures ø
Constant currency profit before tax ($m)	19,522	16,001
Constant currency revenue ($m)	37,742	34,812
Constant currency banking net interest income ($m)	22,896	21,820
Constant currency cost efficiency ratio (%)	46.2	50.1
Constant currency profit before tax excluding notable items ($m)	20,395	19,267
Constant currency revenue excluding notable items ($m)	38,168	36,149
Constant currency profit before tax excluding notable items and strategic transactions ($m)	20,395	19,072
Constant currency revenue excluding notable items and strategic transactions ($m)	38,168	35,805
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.47	0.42
Basic earnings per share excluding material notable items and related impacts ($)	0.88	0.78
Return on average ordinary shareholders’ equity (annualised) (%)	16.9	13.7
Return on average tangible equity (annualised) (%)	18.2	14.7
Return on average tangible equity excluding notable items (annualised) (%)	19.1	18.2
Target basis operating expenses ($m)	16,979	16,607
	At
Balance sheet	30 Jun 2026	31 Dec 2025
Total assets ($m)	3,438,161	3,233,034
Net loans and advances to customers ($m)	1,022,105	988,399
Constant currency net loans and advances to customers ($m)	1,022,105	981,950
Customer accounts ($m)	1,827,703	1,786,828
Constant currency customer accounts ($m)	1,827,703	1,771,972
Average interest-earning assets, year to date ($m)	2,280,838	2,190,078
Loans and advances to customers as % of customer accounts (%)	55.9	55.3
Total shareholders’ equity ($m)	196,682	198,225
Tangible ordinary shareholders’ equity ($m)	160,652	165,153
Net asset value per ordinary share at period end ($)	10.08	10.36
Tangible net asset value per ordinary share at period end ($)	9.36	9.64
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[1,2]	14.1	14.9
Risk-weighted assets ($m)[1,2]	906,417	888,647
Total capital ratio (%)[1,2]	19.7	20.5
Leverage ratio (%)[1,2]	4.9	5.3
High-quality liquid assets (liquidity value, average) ($m)[1,2,3]	713,669	702,123
Liquidity coverage ratio (average) (%)[1,2,3]	134	137
Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,164	17,140
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,267	17,276
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,146	17,427
ÑFor reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 29. For detail on other alternative performance measures, including definitions and calculations, see ‘Reconciliation of alternative performance measures’ on page 41.
1Regulatory ratios and requirements are based on the Prudential rules in force at the time.
2 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
3The liquidity coverage ratio is based on the average value of the preceding 12 months.

HSBC Holdings plc Interim Report 2026 on Form 6-K
7

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Income statement results
1H26 compared with 1H25

Movement in reported profit before tax compared with 1H25
	Half-year to		Variance
Reported results			1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	37,742	34,122	3,620	11	(611)
– of which: net interest income (‘NII’)	18,233	16,821	1,412	8	(15)
ECL	(2,353)	(1,941)	(412)	(21)	2
Net operating income	35,389	32,181	3,208	10	(609)
Total operating expenses	(17,426)	(17,022)	(404)	(2)	267
Operating profit/(loss)	17,963	15,159	2,804	18	(342)
Share of profit in associates and joint ventures less impairment	1,559	651	908	>100	—
Profit before tax	19,522	15,810	3,712	23	(342)
Tax expense	(4,201)	(3,369)	(832)	(25)
Profit/(loss) after tax	15,321	12,441	2,880	23

Revenue excluding notable items ø	38,168	35,397	2,771	8
Profit before tax excluding notable items ø	20,395	18,928	1,467	8
1For details, see ‘Strategic transactions supplementary analysis‘ on page 32.
Reported profit
Reported profit before tax of $19.5bn
was $3.7bn higher than in 1H25, primarily
reflecting a $2.2bn net favourable impact from
notable items.
In 1H26, notable items included disposal losses
of $0.3bn recognised on classification to held for
sale associated with the planned sale of our
business in Malta, restructuring costs
associated with our organisational simplification
of $0.3bn, and losses of $0.2bn from the
recycling of foreign currency translation
reserves following the completion of the sale of
our UK life insurance business.
In 1H25, notable items included dilution and
impairment losses of $2.1bn related to our
associate BoCom, restructuring costs
associated with our organisational simplification
of $0.6bn, along with $0.1bn of fair value
losses on American Depositary Receipts
(‘ADRs’) received as part of the sale
consideration for our business in Argentina.
On a constant currency basis, profit before tax
of $19.5bn was $3.5bn higher than in 1H25.
On the same basis and excluding notable
items, profit before tax of $20.4bn was $1.1bn
or 6% higher compared with 1H25.
Reported revenue
Reported revenue of $37.7bn was $3.6bn or
11% higher than in 1H25 including a $0.8bn
year-on-year net favourable impact of notable
items which primarily related to the non-
recurrence of a dilution loss of $1.1bn on
BoCom recognised in 1H25, partly offset by
net losses from business disposals in 1H26.
Revenue excluding notable items increased by
$2.8bn or 8%, reflecting higher banking NII,
and strong growth in fee and other income.
The fee and other income growth reflected a
strong performance in investment distribution
in both our IWPB and Hong Kong business
segments, and an increase in Private Bank
supported by higher customer activity. In
addition, there was growth in Insurance fee
and other income, driven primarily by higher
contractual service margin (‘CSM’) release as
a result of strong new business growth in
Hong Kong.
Fee and other income increased in WTB
reflecting growth across all products and also
in Corporate Centre due to a one-off property
asset disposal gain of $0.2bn. These increases
were partly offset by a reduction in fee and
other income in Investment Banking due to
the wind-down of Mergers and Acquisitions
(‘M&A’) and Equity Capital Markets (‘ECM’) in
the UK, Europe and the US.
Net interest income
NII increased by $1.4bn compared with 1H25,
primarily driven by deposit balance growth and
the benefit of reinvestment of our structural
hedge at higher yields. There was also a
favourable impact from foreign currency
translation differences of $0.4bn, partly offset
by the impact of an adverse $0.1bn one-off
item. The funding costs associated with
generating trading and fair value income were
$4.8bn, broadly stable compared with 1H25 as
the impact of lower market interest rates was
broadly offset by higher trading balances.
Banking NII, which excludes these costs and
insurance NII, increased by $1.6bn to $22.9bn.
On a constant currency basis, revenue
increased by $2.9bn or 8%, and banking NII
rose by $1.1bn.

Notable items – on a reported basis
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(426)	(139)
Dilution loss of interest in BoCom associate	—	(1,136)
Currency translation on revenue notable items	—	(62)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(129)	(227)
Restructuring and other related costs	(318)	(616)
Currency translation on operating expenses notable items	—	(19)
Associates and joint ventures
Impairment losses of interest in BoCom associate	—	(1,000)
Currency translation on associates and joint ventures	—	(67)

HSBC Holdings plc Interim Report 2026 on Form 6-K
8

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Reported ECL
Reported ECL charges of $2.4bn were $0.4bn
or 21% higher than in 1H25. The charge in
1H26 primarily reflected stage 3 charges on
wholesale exposures, including a $0.4bn
fraud-related, secondary, securitisation
exposure with a financial sponsor in the UK in
our CIB business, and $0.2bn related to the
Hong Kong CRE sector. The 1H26 period also
included allowances to reflect uncertainty due to
the ongoing conflict in the Middle East. ECL in
1H25 included charges related to the Hong
Kong CRE sector of $0.5bn, as well as
allowance increases relating to geopolitical
tensions and higher trade tariffs.
Reported operating expenses
Reported operating expenses of $17.4bn were
$0.4bn or 2% higher than 1H25, including an
adverse impact from foreign currency
translation differences of $0.4bn. The increase
was driven by higher planned spend and
investment in technology, and the impacts of
inflation. These increases were partly
mitigated by cost reductions from our
organisational simplification.
Restructuring and other related costs
associated with our organisational
simplification of $0.3bn were $0.3bn lower
compared with 1H25. Target basis operating
expenses were $0.4bn or 2% higher than in
1H25.
Reported share of profit from associates
and joint ventures less impairment
Reported share of profit from associates and
joint ventures less impairment of $1.6bn
increased by $0.9bn mainly due to the non-
recurrence of an impairment loss of $1.0bn
recognised on BoCom in 1H25.
Tax expense
Tax in 1H26 was a charge of $4.2bn,
representing an effective tax rate of 21.5%,
which compared with a charge of $3.4bn in
1H25, representing an effective tax rate of
21.3%. Both periods included certain material
notable items that were not subject to tax,
excluding which, the effective rate for 1H26
was 20.9%, compared with 19.7% for 1H25.
ÑFor further details on tax notable items,
see page 24.
Second interim dividend for 2026
On 4 August 2026, the Board announced a
second interim dividend for 2026 of $0.10 per
ordinary share. For further details, see page
105.

Supplementary management view of reported revenue
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	22,896	21,313	1,583	7	(15)
Fee and other income	15,272	14,084	1,188	8	(307)
– Wealth	5,462	4,563	899	20	(134)
– Wholesale Transaction Banking	6,062	5,695	367	6	(4)
– Other	3,748	3,826	(78)	(2)	(169)
Revenue excluding notable items[3]	38,168	35,397	2,771	8	(322)
Notable items	(426)	(1,275)	849	67	(289)
Revenue	37,742	34,122	3,620	11	(611)
1For details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2Banking NII is a non-GAAP financial measure. For a reconciliation of banking NII to reported NII, see page 23. Banking NII in our supplementary management view of revenue excludes notable items, which were nil in 1H26 (1H25: nil).
3For a reconciliation of reported revenue to revenue excluding notable items, see page 42.

Movement in profit before tax compared with 1H25 – constant currency basis
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
Results – on a constant currency basis ø	$m	$m	$m	%	$m
Revenue	37,742	34,812	2,930	8	(630)
ECL	(2,353)	(2,015)	(338)	(17)	2
Total operating expenses	(17,426)	(17,451)	25	—	275
Operating profit	17,963	15,346	2,617	17	(353)
Share of profit in associates and joint ventures less impairment	1,559	655	904	>100	—
Profit before tax	19,522	16,001	3,521	22	(353)
1For details, see ‘Strategic transactions supplementary analysis‘ on page 32.

HSBC Holdings plc Interim Report 2026 on Form 6-K
9

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
2Q26 compared with 2Q25

Movement in reported profit before tax compared with 2Q25
Reported results	Quarter ended			2Q26 vs. 2Q25
	30 Jun 2026	30 Jun 2025	31 Mar 2026			of which strategic transactions[1]
	$m	$m	$m	$m	%	$m
Revenue	19,118	16,473	18,624	2,645	16	(39)
– of which: net interest income (‘NII’)	9,288	8,519	8,945	769	9	(20)
ECL	(1,052)	(1,065)	(1,301)	13	1	1
Net operating income	18,066	15,408	17,323	2,658	17	(38)
Total operating expenses	(8,705)	(8,920)	(8,721)	215	2	190
Operating profit/(loss)	9,361	6,488	8,602	2,873	44	152
Share of profit in associates and joint ventures less impairment	785	(162)	774	947	>100	—
Profit before tax	10,146	6,326	9,376	3,820	60	152
Tax income/(expense)	(2,219)	(1,455)	(1,982)	(764)	(53)
Profit/(loss) after tax	7,927	4,871	7,394	3,056	63
1  For details, see ‘Strategic transactions supplementary analysis‘ on page 32.
Reported profit
Reported profit before tax of $10.1bn was
$3.8bn or 60% higher than in 2Q25, primarily
reflecting a net favourable impact from notable
items. In 2Q26 notable items included
restructuring costs associated with our
organisational simplification of $0.2bn.
In 2Q25, notable items included dilution and
impairment losses of $2.1bn relating to our
associate BoCom, and restructuring costs
associated with our organisational simplification
of $0.5bn.
On a constant currency basis, profit before tax
was $3.9bn higher than in 2Q25. On the same
basis and excluding notable items, profit
before tax was $1.2bn higher than in 2Q25.
Reported revenue
Reported revenue increased by $2.6bn or
16% to $19.1bn, which included a year-on-
year net favourable impact of $1.3bn from
notable items, which primarily related to the
non-recurrence of a dilution loss of $1.1bn on
BoCom recognised in 2Q25, along with net
gains from business disposals in 2Q26.
Revenue excluding notable items increased by
$1.4bn or 8%, reflecting a rise in banking NII,
and strong growth in Wealth fee and other
income in our IWPB and Hong Kong business
segments, supported by higher customer
activity. Revenue also grew in Debt and Equity
Markets and WTB in our CIB business.
Net interest income
NII increased by $0.8bn compared with 2Q25,
primarily driven by deposit balance growth and
the benefit of reinvestment of our structural
hedge at higher yields. The funding costs
associated with generating trading and fair
value income were $2.4bn, an increase of
$0.1bn compared with 2Q25 reflecting the
impact of lower market interest rates on the
funding deployed to the trading book, partly
offset by higher balances. Banking NII, which
excludes these costs and insurance NII,
increased by $0.9bn to $11.6bn.
Banking NII increased by $0.8bn on a constant
currency basis.

Notable items
	Quarter ended
	30 Jun 2026	30 Jun 2025	31 Mar 2026
	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	75	(48)	(501)
Dilution loss of interest in BoCom associate	—	(1,136)	—
Currency translation on revenue notable items	—	(61)	2
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(79)	(177)	(50)
Restructuring and other related costs	(190)	(475)	(128)
Currency translation on operating expenses notable items	—	(12)	—
Associates and joint ventures
Impairment losses of interest in BoCom associate	—	(1,000)	—
Currency translation on associates and joint ventures	—	(67)	—
Reported ECL
Reported ECL in 2Q26 of $1.1bn were stable
compared with 2Q25. The charge in 2Q26
primarily comprised stage 3 charges, including
$0.2bn related to the Hong Kong CRE sector.
The ECL charge in 2Q25 included charges of
$0.4bn related to the Hong Kong CRE sector.
Reported operating expenses
Reported operating expenses of $8.7bn were
$0.2bn or 2% lower than in 2Q25. The
decrease reflected lower restructuring costs,
together with the cost reduction benefits
from our organisational simplification, and the
phasing of performance-related pay accrual
relative to 2Q25. These reductions were partly
offset by higher planned spend and investment
in technology, the impact of inflation and an
adverse impact from foreign currency
translation differences of $0.1bn.
Target basis operating expenses were
$0.1bn or 1% higher than in 2Q25, primarily
due to the impacts of inflation and higher
planned spend and investment in technology,
partly offset by the cost reduction benefits
from our organisational simplification.

HSBC Holdings plc Interim Report 2026 on Form 6-K
10

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Reported share of profit from associates
and joint ventures less impairment
Reported share of profit from associates and
joint ventures less impairment of $0.8bn
was $0.9bn higher, mainly due to the
non-recurrence of an impairment loss of
$1.0bn recognised on BoCom in 2Q25.
Tax expense
Tax in 2Q26 was a charge of $2.2bn,
representing an effective tax rate of 21.9%,
which compared with a charge of $1.5bn in
2Q25, representing an effective tax rate of
23.0%. The 2Q25 period included the impacts
of strategic transactions that were not subject
to tax, excluding which the effective tax rate
for 2Q25 was 19.2%.
ÑFor further details on tax notable items, see
page 24.

Supplementary management view of reported revenue
	Quarter ended			2Q26 vs. 2Q25
	30 Jun 2026	30 Jun 2025	31 Mar 2026			of which strategic transactions[1]
	$m	$m	$m	$m	%	$m
Banking NII[2]	11,643	10,714	11,253	929	9	(17)
Fee and other income	7,400	6,943	7,872	457	7	(145)
– Wealth	2,765	2,273	2,697	492	22	(98)
– Wholesale Transaction Banking	2,981	2,783	3,081	198	7	(3)
– Other	1,654	1,887	2,094	(233)	(12)	(44)
Revenue excluding notable items	19,043	17,657	19,125	1,386	8	(162)
Notable items	75	(1,184)	(501)	1,259	>100	123
Revenue	19,118	16,473	18,624	2,645	16	(39)
1For details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2Banking NII is a non-GAAP financial measure. For a reconciliation of banking NII to reported NII, see page 23. Banking NII in our supplementary management view of revenue excludes notable items, which were nil in 2Q26 (2Q25: nil, 1Q26: nil).
2Q26 compared with 2Q25 – constant currency basis

Movement in profit before tax compared with 2Q25 – constant currency basis
	Quarter ended			2Q26 vs. 2Q25
	30 Jun 2026	30 Jun 2025	31 Mar 2026			of which strategic transactions[1]
Results – on a constant currency basis ø	$m	$m	$m	$m	%	$m
Revenue	19,118	16,492	18,548	2,626	16	(43)
ECL	(1,052)	(1,092)	(1,301)	40	4	1
Total operating expenses	(8,705)	(8,998)	(8,691)	293	3	196
Operating profit	9,361	6,402	8,556	2,959	46	154
Share of profit in associates and joint ventures less impairment	785	(189)	785	974	>100	—
Profit before tax	10,146	6,213	9,341	3,933	63	154
1For details, see ‘Strategic transactions supplementary analysis‘ on page 32.

Balance sheet and capital
Balance sheet strength
Total assets of $3.4tn were $205bn higher
than at 31 December 2025 on a reported
basis, and $232bn higher on a constant
currency basis. The increase included growth
in trading assets, financial investments and
higher settlement balances.
Loans and advances to customers also
increased, and as a percentage of customer
accounts they were 56%, compared with
55% at 31 December 2025.
ÑFor detailed balance sheet commentary, see
page 26.
Distributable reserves
The distributable reserves of HSBC Holdings
at 30 June 2026 were $36.2bn, a $10.0bn
decrease since 31 December 2025. The
decrease was primarily driven by dividends on
ordinary shares and additional tier 1 coupon
distributions of $10.0bn. The profits generated
in HSBC Holdings of $10.0bn in 1H26 will be
reflected in the distributable reserves as at 31
December 2026.
Capital and liquidity position
Our CET1 ratio at 30 June 2026 was 14.1%,
down from 14.9% at 31 December 2025.
The average high-quality liquid assets (‘HQLA’)
we held was $713.7bn. This excludes HQLA
in legal entities that are not transferable due to
local restrictions.
ÑFor further details, see ‘Capital overview‘ on
page 70.

HSBC Holdings plc Interim Report 2026 on Form 6-K
11

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments

Hong Kong	Our Hong Kong business has a leading market position in our home market of Hong Kong. It comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng Bank.
Contribution to Group profit before tax ø
$5.1bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

22%	6%
Growth in Wealth fee and other income compared with 1H25, on a constant currency basis.	Growth in deposits compared with 30 June 2025, on a constant currency basis.

Results – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	8,132	7,666	466	6	—
ECL	(540)	(857)	317	37	—
Total operating expenses	(2,454)	(2,298)	(156)	(7)	—
Profit before tax	5,138	4,511	627	14	—
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.

Management view of revenue – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	5,975	5,724	251	4	—
Fee and other income[3]	2,157	1,942	215	11	—
– Retail Banking and Wealth	1,581	1,357	224	17	—
– Retail Banking	204	175	29	17	—
– Wealth	1,333	1,097	236	22	—
– Other[4]	44	85	(41)	(48)
– Commercial Banking	576	585	(9)	(2)	—
– Wholesale Transaction Banking	384	362	22	6	—
– Credit and Lending	38	41	(3)	(7)	—
– Other[4]	154	182	(28)	(15)	—
Revenue excluding notable items	8,132	7,666	466	6	—
Notable items	—	—	—	n/a	—
Revenue	8,132	7,666	466	6	—

RoTE (annualised)[5] (%)	44.3	34.3
RoTE excluding notable items (annualised)[5] (%)	44.3	34.3
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 23. In the Hong Kong business, there are no adjustments to NII to derive banking NII.
3For supplementary analysis of fee and other income, see page 31.
4Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
5For details of our RoTE calculation by business segment, see page 43.

HSBC Holdings plc Interim Report 2026 on Form 6-K
12

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Notable items
Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Operating expenses
Restructuring and other related costs	(7)	(9)
Currency translation on operating expenses notable items	—	—
Financial performance
Profit before tax of $5.1bn increased by $0.6bn
or 14% compared with 1H25 on a constant
currency basis.
Revenue of $8.1bn was $0.5bn or 6% higher
on a constant currency basis.
Banking NII of $6.0bn increased by $0.3bn or
4%. The increase was due to the impact of
deposit balance growth and higher lending
balances, partly offset by margin compression
on deposits, and an adverse one-off impact of
$0.1bn in 1H26.
Fee and other income of $2.2bn was up by
$0.2bn or 11% primarily driven by growth in
Wealth, underpinned by strong performance in
investment distribution reflecting higher
customer activity and invested asset balance
growth.
ECL of $0.5bn in 1H26 were $0.3bn lower
than in 1H25 on a constant currency basis,
primarily reflecting lower charges related to
the Hong Kong CRE sector.
Operating expenses of $2.5bn increased by
$0.2bn on a constant currency basis, driven by
continued investment in our Wealth business
and the impacts of inflation. These increases
were partly mitigated by cost reductions from
our organisational simplification.

UK
Our UK business has a leading market position in our home market of the
UK. It comprises UK Retail Banking and Wealth (including first direct and
M&S Bank) and UK Commercial Banking, including HSBC Innovation Bank.

Contribution to Group profit before tax ø
$3.3bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

7%	6%
Growth in loans and advances to customers compared with 1H25, on a constant currency basis.
Growth in banking NII compared with 1H25,
on a constant currency basis. ø
ÑFor a description of how we derive banking NII,
see page 23. In the UK business, there are no
adjustments to NII to derive banking NII.

Results – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	6,530	6,241	289	5	—
ECL	(505)	(340)	(165)	(49)	—
Total operating expenses	(2,693)	(2,672)	(21)	(1)	(1)
Profit before tax	3,332	3,229	103	3	(1)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.

HSBC Holdings plc Interim Report 2026 on Form 6-K
13

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Management view of revenue – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	5,681	5,353	328	6	—
Fee and other income[3]	849	888	(39)	(4)	—
– Retail Banking and Wealth	328	327	1	—	—
– Retail Banking	133	138	(5)	(4)	—
– Wealth	178	181	(3)	(2)	—
– Other[4]	17	8	9	>100
– Commercial Banking	521	561	(40)	(7)	—
– Wholesale Transaction Banking	419	431	(12)	(3)	—
– Credit and Lending	122	113	9	8	—
– Other[4]	(20)	17	(37)	>(100)	—
Revenue excluding notable items	6,530	6,241	289	5	—
Notable items	—	—	—	n/a	—
Revenue	6,530	6,241	289	5	—

RoTE (annualised)[5] (%)	20.8	22.5
RoTE excluding notable items (annualised)[5] (%)	20.8	22.8
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 23. In the UK business, there are no adjustments to NII to derive banking NII.
3For supplementary analysis of fee and other income, see page 31.
4Includes revenue from Markets Treasury. It also includes other non-product-specific income, and notional tax credits.
5For details of our RoTE calculation by business segment, see page 43.

Notable items
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	1
Restructuring and other related costs	(9)	(48)
Currency translation on operating expenses notable items	—	(1)
Financial performance
Profit before tax of $3.3bn was $0.1bn or 3%
higher than in 1H25 on a constant currency
basis.
Revenue of $6.5bn was $0.3bn or 5% higher
on a constant currency basis.
Banking NII of $5.7bn increased by $0.3bn or
6% reflecting the continued benefit of our
structural hedge, higher corporate and retail
lending balances, and growth in deposit
balances, partly offset by the impact of lower
market interest rates.
Fee and other income of $0.8bn was $39m or
4% lower compared with 1H25, reflecting
lower allocated income from Markets
Treasury, together with strategic actions taken
to support small business account clients in
Commercial Banking.
ECL of $0.5bn in 1H26 increased by $0.2bn
compared with 1H25 on a constant currency
basis. The 1H26 period included the addition of
allowances to reflect the ongoing uncertainty
of impacts related to the conflict in the Middle
East.
Operating expenses of $2.7bn increased by
$21m or 1% on a constant currency basis,
with an increase in costs incurred on branch
security, continued investment in technology
and the impact of inflation. These increases
were partly mitigated by cost reductions from
our organisational simplification.

HSBC Holdings plc Interim Report 2026 on Form 6-K
14

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Corporate and Institutional Banking
Our CIB business is a market leader in cross-border transaction banking and capital markets. It integrates our Commercial Banking business (outside of the UK and Hong Kong) with our Global Banking and Markets business.

Contribution to Group profit before tax ø
$7.3bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

16%	18.7%
Growth in customer deposits compared with 1H25, on a constant currency basis.	RoTE (annualised) up 1.1 percentage points compared with 1H25. ø

Results – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	15,609	14,819	790	5	(87)
ECL	(894)	(313)	(581)	>(100)	—
Total operating expenses	(7,465)	(7,701)	236	3	300
Profit before tax	7,250	6,805	445	7	213
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.

Management view of revenue – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	8,023	7,458	565	8	(34)
Fee and other income[3]	7,564	7,361	203	3	(75)
– Wholesale Transaction Banking	5,259	5,014	245	5	(6)
– Investment Banking	542	550	(8)	(1)	(70)
– Debt and Equity Markets	1,586	1,548	38	2	(1)
– Wholesale Credit and Lending	280	284	(4)	(1)	—
– Other[4]	(103)	(35)	(68)	>(100)	2
Revenue excluding notable items	15,587	14,819	768	5	(109)
Notable items	22	—	22	n/a	22
Revenue	15,609	14,819	790	5	(87)

RoTE (annualised)[5] (%)	18.7	17.6
RoTE excluding notable items (annualised)[5] (%)	18.9	18.6
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 23. In CIB, there are no adjustments to NII to derive banking NII. The internal funding costs of trading and fair value net assets are recorded in ’fee and other income’. On consolidation, this funding is eliminated in Corporate Centre. In 1H26, this funding cost was
$4.8bn (1H25: $4.8bn).
3For supplementary analysis of fee and other income, see page 31.
4Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes notional tax credits.
5For details of our RoTE calculation by business segment, see page 43.

Notable items
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	22	—
Currency translation on revenue notable items	—	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(18)	(179)
Restructuring and other related costs	(44)	(217)
Currency translation on operating expenses notable items	—	(10)

HSBC Holdings plc Interim Report 2026 on Form 6-K
15

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial performance
Profit before tax of $7.3bn was $0.4bn or 7%
higher than in 1H25 on a constant currency
basis.
Revenue of $15.6bn was $0.8bn or 5%
higher on a constant currency basis.
Banking NII of $8.0bn increased by $0.6bn or
8%, driven by balance growth across GPS,
GTS and Securities Services reflecting strong
customer demand. Banking NII also rose from
increased funding deployed into trading
activities on higher bullion balances, as well as
from strong financing demand. This was partly
offset by lower Credit and Lending banking
NII, due to reduced balances and the impact
of lower market interest rates across our main
legal entities in Europe, Mexico and the US.
Fee and other income of $7.6bn increased by
$0.2bn or 3%.
–In WTB, fee and other income increased by
$0.2bn or 5%, primarily reflecting an
increase in volumes and new mandates
across Securities Services, GPS and GTS, as
well as fee and other income growth in
Global Foreign Exchange. There was also a
one-off recovery fee in GTS.
–In Debt and Equity Markets, fee and other
income of $1.6bn was broadly stable
compared with 1H25, with higher Equity
Derivatives income, together with Prime
Finance income from higher volumes, which
were broadly offset by higher funding costs
due to increased bullion balances.
–In Investment Banking, fee and other
income of $0.5bn was broadly stable as
growth in financing was offset by the impact
of the wind-down of M&A and ECM in the
UK, Europe and the US.
–In Other, fee and other income decreased by
$0.1bn compared with 1H25, reflecting the
impact of hyperinflationary accounting in
Türkiye in 1H25 and lower allocated Markets
Treasury fee and other income.
ECL of $0.9bn in 1H26 increased by $0.6bn
compared with 1H25 on a constant currency
basis. The charge in 1H26 included a $0.4bn
charge for a fraud-related, secondary,
securitisation exposure with a financial
sponsor in the UK, higher charges in Asia, as
well as an increase in allowances to reflect
uncertainty due to the ongoing conflict in the
Middle East.
Operating expenses of $7.5bn were $0.2bn or
3% lower than in 1H25 on a constant currency
basis, reflecting cost reductions from our
organisational simplification and a favourable
movement in notable items, including lower
restructuring and other related costs and a
reduction in severance associated with the
wind-down of M&A and ECM in the UK,
Europe and the US. This was partly offset by
higher planned spend and investment in
technology, and the impact of inflation.

International Wealth and Premier Banking	Our IWPB business comprises Premier banking outside of Hong Kong and the UK, our Private Bank, Asset Management and Insurance businesses.
Contribution to Group profit before tax ø
$2.6bn
Calculation is based on profit before tax of our
business segments excluding Corporate Centre.
Divisional highlights

18%	49%
Growth in wealth fees and other income compared with 1H25, on a constant currency basis.	Growth in Insurance manufacturing new business CSM compared with 1H25, up $1.0bn.

Results – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	7,739	7,284	455	6	(240)
ECL	(413)	(503)	90	18	2
Total operating expenses	(4,727)	(4,647)	(80)	(2)	7
Share of profit in associates and joint ventures less impairment	17	2	15	>100	—
Profit before tax	2,616	2,136	480	22	(231)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.

HSBC Holdings plc Interim Report 2026 on Form 6-K
16

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Management view of revenue – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	3,494	3,622	(128)	(4)	(47)
Fee and other income	4,352	3,721	631	17	(145)
– Retail Banking	384	338	46	14	(2)
– Wealth	3,951	3,358	593	18	(144)
– Other[3]	17	25	(8)	(32)	1
Revenue excluding notable items	7,846	7,343	503	7	(192)
Notable items	(107)	(59)	(48)	(1)	(48)
Revenue	7,739	7,284	455	6	(240)

RoTE (annualised)[4] (%)	24.8	16.8
RoTE excluding notable items (annualised)[4] (%)	27.4	18.0
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 23. Banking NII in IWPB is computed by deducting third-party NII in our insurance business from total
IWPB NII, which was $0.1bn in 1H26 (1H25: $0.2bn). Total Insurance NII is presented in ‘fee and other income‘ in Wealth.
3Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes other non-product-specific income.
4For details of our RoTE calculation by business segment, see page 43.

Notable items
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(107)	(57)
Currency translation on revenue notable items	—	(2)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(36)	(5)
Restructuring and other related costs	(66)	(79)
Currency translation on operating expenses notable items	—	(2)
Financial performance
Profit before tax of $2.6bn was $0.5bn or 22%
higher than in 1H25 on a constant currency
basis, including an adverse impact of $0.2bn
from strategic transactions, and notable item
impacts.
Revenue of $7.7bn was $0.5bn or 6% higher
on a constant currency basis, including an
adverse impact of $0.2bn from strategic
transactions, and notable item impacts.
Banking NII of $3.5bn decreased by $0.1bn or
4%, primarily due to lower interest rates on
deposits, partly offset by growth in balances.
Fee and other income of $4.4bn was up by
$0.6bn or 17% driven by Wealth due to
growth across all products and in multiple
markets, including Hong Kong, the Chinese
mainland, Singapore and Taiwan.
In Wealth, fee and other income of $4.0bn
was up by $0.6bn or 18% including an adverse
impact of $0.1bn from strategic transactions.
–Investment distribution rose by $0.2bn or
37%, primarily due to higher sales of mutual
funds and structured products, mainly in
Asia.
–Insurance income increased by $0.2bn or
19%, including the impact of strategic
transactions of $0.1bn. The increase reflected
a higher CSM release as a result of strong
new business growth, and the non-recurrence
of losses from onerous contracts, primarily in
the Chinese mainland.
–Private Bank increased by $0.1bn or 14%, as
increased customer activity supported by
business initiatives led to strong performances
in brokerage and trading, and from higher
annuity fees, driven by growth in invested
asset balances.
Notable items in 1H26 primarily related to
losses of $0.2bn from the recycling of foreign
currency translation reserves following the
completion of the sale of our UK life insurance
business.
ECL of $0.4bn in 1H26 were $0.1bn lower
compared with 1H25 on a constant currency
basis. This reflected a reduction in charges
primarily in Mexico, mainly due to lower
unsecured lending, while credit performance
across the rest of the portfolio was stable.
Operating expenses of $4.7bn were $0.1bn or
2% higher than in 1H25 on a constant
currency basis, primarily reflecting continued
investments in Wealth, higher planned
investment in technology, and the impact of
inflation. These increases were partly
mitigated by cost reductions from our
organisational simplification.

HSBC Holdings plc Interim Report 2026 on Form 6-K
17

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Corporate Centre
The results of Corporate Centre primarily comprise the financial impact of certain acquisitions and disposals, and the share of profit, dilution and impairment loss impacts from interests in our associates and joint ventures. It also includes Central Treasury, stewardship costs and consolidation adjustments.

Financial performance
Profit before tax of $1.2bn was $1.9bn higher
than in 1H25 on a constant currency basis.
Revenue was $0.9bn higher on a constant
currency basis. This included a net favourable
impact from notable items of $0.9bn. In 1H26,
notable items mainly reflected a $0.3bn
disposal loss recognised on classification to
held for sale of our business in Malta.
In 1H25, notable items were primarily driven
by a $1.1bn loss from the dilution of our
shareholding in BoCom. They also included
$0.1bn of fair value losses on ADRs received
as part of the sale consideration for our
business in Argentina.
Banking NII in 1H26 excluded from NII the
internal cost to fund trading and fair value of net
assets, predominantly in CIB, of $4.8bn (1H25:
$4.8bn). Banking NII was favourable by $0.1bn
compared with 1H25 on a constant currency
basis, primarily reflecting the impact of the
disposal of our retained French portfolio of home
and certain other loans in the second half of
2025.
Fee and other income of $0.4bn was $0.1bn or
16% lower compared with 1H25, driven by the
non-recurrence of $0.1bn in fair value gains on
non-qualifying hedges related to our retained
French portfolio of home and certain other
loans, valuation losses on financial
instruments and structural foreign exchange
hedges, partly offset by a one-off $0.2bn gain
from a property asset disposal.
Operating expenses of $0.1bn were $46m
lower on a constant currency basis, primarily
due to a net favourable impact from notable
items, including lower restructuring and other
related costs, and cost reductions from our
organisational simplification.
Share of profit from associates and joint
ventures less impairment of $1.5bn increased
by $0.9bn on a constant currency basis,
primarily due to the non-recurrence of a
BoCom impairment.

Results – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	(268)	(1,198)	930	78	(303)
ECL	(1)	(2)	1	50	—
Total operating expenses	(87)	(133)	46	35	(31)
Share of profit in associates and joint ventures less impairment	1,542	653	889	>100	—
Profit before tax	1,186	(680)	1,866	>100	(334)

Management view of revenue – on a constant currency basis ø
	Half-year to		1H26 vs. 1H25
	30 Jun 2026	30 Jun 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	(277)	(337)	60	18	66
Fee and other income[3]	350	417	(67)	(16)	(109)
Revenue excluding notable items	73	80	(7)	(9)	(43)
Notable items	(341)	(1,278)	937	73	(260)
Revenue[4]	(268)	(1,198)	930	78	(303)

RoTE (annualised)[5] (%)	2.4	(2.8)
RoTE excluding notable items (annualised)[5] (%)	4.6	8.0
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 23. Banking NII in Corporate Centre is computed by deducting the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’. Corporate
Centre banking net interest expense includes funding charges on property and technology assets, and the banking NII of the retained French portfolio of home and certain other loans prior to sale in the second half of 2025.
3  ‘Fee and other income‘ includes gains and losses on certain transactions, valuation differences on issued long-term debt and associated swaps, fair value movements on financial instruments, revaluation gains and losses on investment properties and property disposals, as well as consolidation adjustments and other revenue items not allocated to business segments. For supplementary analysis of fee and other income, see page 31.
4Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the business segments, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1H26 was $1,018m (1H25: $1,229m).
5For details of our RoTE calculation by business segment, see page 43.

Notable items
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(341)	(82)
Dilution loss of interest in BoCom associate	—	(1,136)
Currency translation on revenue notable items	—	(60)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(75)	(44)
Restructuring and other related costs	(192)	(263)
Currency translation on operating expenses notable items	—	(6)
Associates and joint ventures
Impairment losses of interest in BoCom associate	—	(1,000)
Currency translation on associates and joint ventures	—	(67)

HSBC Holdings plc Interim Report 2026 on Form 6-K
18

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk overview

Managing risk
We maintain a proactive approach to managing
our exposure to economic, financial and
geopolitical risks, supported by continuous
monitoring and review. Developments in these
areas have historically affected, and may in the
future materially affect, HSBC’s customers,
operations and financial risk profile.
Geopolitical and macroeconomic risk
Geopolitical developments remain a source of
uncertainty and may adversely impact HSBC
and our customers. In particular, the conflict in
the Middle East has resulted in periodic financial
market volatility, higher and more variable oil and
gas prices and disruption throughout supply
chains.
These developments could constrain global
growth and increase the risk of higher and more
sustained inflation. For some countries,
particularly those in the Middle East region,
where travel, logistics and other sectors have
been affected, the impact is already significant.
Supply chain disruptions have materialised in
some corridors and could have long-lasting
implications for the direction of trade, and for
energy, military and economic security. We
keep developments under close review with a
focus on potential impacts on our Gulf
operations, as well as our customers and
suppliers.
We also continue to monitor the Russia-Ukraine
war and any indication of other potential military
action or conflict elsewhere. Heightened
strategic competition between the US and
China, including cross-border investment
restrictions, is also affecting the configuration of
global supply chains, which may in turn affect
the Group’s operations.
Sanctions and restrictions on trade and
investment are continually evolving in response
to geopolitical events and may adversely affect
the Group, our customers and the markets in
which the Group operates. These factors may
result in increased legal, regulatory, reputational
and market risks, and a more complex operating
environment.
Trade and tariff policy developments remain a
source of uncertainty for businesses and
consumers. Changes to tariff rates, including
sector-specific measures, could reduce capital
investment and consumer spending, disrupt
supply chains and dampen global trade growth.
While the reconfiguration of trade and supply
routes may create new opportunities for
investment and growth, it could also adversely
affect the Group and our customers.
We remain subject to interest rate risk, which
can affect net interest income, the fair value of
our assets and liabilities, and overall financial
performance. Interest rate volatility may
increase in response to changes in inflation
expectations, energy prices, fiscal policy and
geopolitical developments, which can alter
market expectations for the timing and pace of
interest rate changes by major central banks. In
the year to date, both the US Federal Reserve
and the Bank of England have left interest rates
unchanged, even though they have assessed
inflation risks to have increased.
Higher interest rates, or a prolonged period of
restrictive policy, could reduce loan demand
across key consumer and business segments,
weaken credit quality and weigh on real estate
and other asset prices. By contrast, lower
interest rates, or faster than expected policy
easing, could pressure net interest margins and
adversely affect profitability. Interest rate
uncertainty may also contribute to broader
market volatility, affecting funding costs, hedging
effectiveness and the valuation of financial
instruments. The duration and severity of any
market disruption remains uncertain and could
change significantly if geopolitical outcomes
differ materially from market expectations.
Our risk profile may be influenced by fiscal
policies, public deficits and levels of sovereign
indebtedness. In many of our major markets,
government debt levels have increased,
reflecting higher social welfare commitments
and increased expenditure on defence, energy
security and climate transition. Higher long-term
interest rates across major economies could
adversely impact fiscal capacity and debt
sustainability, particularly for highly-indebted
borrowers. Rising government funding costs
may also constrain economic growth by
increasing the borrowing rates across the
economy. Higher borrowing costs could
increase refinancing risks for our customers and
counterparties, with implications for credit
quality and market conditions.
Exchange rate volatility may also affect our risk
exposure through mark-to-market changes in
trading positions and the translation effects of
currency movements.
We continue to monitor investment and
developments in the artificial intelligence (‘AI’)
and technology sectors. While AI may improve
productivity and support growth, there is a risk
that the expected gains will fail to materialise or
will take longer than expected. This could
contribute to a disruptive correction to the
valuations of AI and technology-related assets.
AI adoption may also disrupt established
business models and labour markets, potentially
increasing unemployment in certain sectors and
markets. These risks could affect HSBC’s risk
profile and earnings, including by impairing the
creditworthiness of borrowers, increasing the
financial vulnerability of customers and
decreasing the value of collateral and other
claims.
In Hong Kong, real estate market conditions
continued to stabilise in the first half of 2026,
supported by activity in the residential sector,
selected retail segments and prime office sector
locations. The recovery nevertheless remains
uneven, with ongoing valuation pressure,
particularly in non-prime segments. Market
liquidity remains tight overall, and demand could
soften in response to increased uncertainty over
the trajectory of interest rates.
In the first half of 2026, management
adjustments to ECL were applied to reflect
sector or portfolio risks that are not fully
captured by our models. We continue to
monitor, and seek to manage, the potential
implications of all the above developments on
our customers and our business.
Our risk appetite
At 30 June 2026, our CET1 ratio and ECL
charges were within their defined risk appetite
thresholds. At 30 June 2026 our CET1 ratio
decreased to 14.1% from 14.9% at 31
December 2025, driven by a decrease in CET1
capital and an increase in risk-weighted assets
(‘RWAs‘). Wholesale and Retail ECL charges
were within risk appetite at 0.42% and 0.32%
of loans and advances to customers and banks
as respectively applicable. ECL charges for this
metric reflect the total ECL charges over the
previous 12 months.
Our operations
We remain committed to investing in the
reliability and resilience of our technology
systems and critical services, including our
ability to withstand and respond to cyber-
attacks. We assess our third parties to help
ensure they deliver the service standards
required to maintain operational resilience. This
helps protect customers and counterparties, and
minimise the risk of service disruption. In our
approach to defending against these threats, we
invest in business and technical controls to help
us detect, prevent, respond to, recover and
learn from issues in a timely manner within our
risk appetite.
HSBC is committed to using AI responsibly. We
are working to balance the opportunity AI
presents to accelerate delivery of our strategy
with the need for appropriate controls to help
mitigate the associated risks. To help meet the
Group’s needs and regulatory expectations for
AI, whether developed internally or facilitated
through third parties, we continue to enhance
our Group-wide AI oversight, governance,
lifecycle management and risk framework.
HSBC’s Principles for the Ethical Use of Data
and AI are available at www.hsbc.com/ai.
We continue to focus on the holistic Group data
strategy, aiming to build a sustainable data
infrastructure that seeks to deliver long-term
business benefits and improve the quality and
timeliness of the data used to support informed
management decisions.
We are advancing our strategic and regulatory
change initiatives to help deliver the right
outcomes for our customers, people, investors
and communities.
ÑFor further details of our Central and other
economic scenarios, see page 50.
ÑFor further details on our CET1 ratio, see page 70.
ÑFor further details of our risk management
framework, see page 119 of our Annual Report
and Accounts 2025 on Form 20-F.

HSBC Holdings plc Interim Report 2026 on Form 6-K
19

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Top and emerging risks
We identify and report top and emerging risks
so that they can be considered in determining
whether any incremental action is needed to
either prevent them from materialising, or to
limit their effect. Top risks are those that have
the potential to have a material adverse impact
on the financial results, reputation or business
model of the Group. We actively manage and
take actions to mitigate our top risks.
Emerging risks are those that, while they could
have a material impact on our risk profile were
they to occur, are not considered immediate
and are not under active management. Our
suite of top and emerging risks is subject to
regular review by senior governance forums.
We continue to monitor closely the identified
risks and agree management actions to
remediate and/or reduce them to acceptable
levels, as required.
ÑFor further details on our top and emerging risks,
see pages 121 to 125 of our Annual Report and
Accounts 2025 on Form 20-F.

Risk	Trend	Description
Externally driven
Geopolitical and macroeconomic risks	~
Our operations and portfolios are subject to risks arising from political instability, civil unrest and military conflict, which may lead to disruption of our operations, physical risk to our staff, and/or physical damage to our assets. We are also subject to macroeconomic risks, which may drive changes to our income growth and asset quality. Heightened geopolitical and macroeconomic risk globally, including uncertainty in international trade policy, is subject to close monitoring and review.

Technology and cybersecurity risk	~
There is an increased risk of service disruption or data loss arising from technology failures or malicious activity by internal or external threat actors. This is driven by a rapidly evolving external threat environment, where AI is enabling cyber activity to become faster and more scalable across both direct and third-party channels. We continue to monitor changes to the technology and threat landscape, including those arising from ongoing geopolitical and macroeconomic events and the impact these may have on risk management. We operate a continuous improvement programme to help support the resilience and stability of our technology operations and counter a fast-evolving and heightened cyber threat environment, including in response to frontier AI models.

Environmental, social and governance (‘ESG’) risks	~
We are subject to ESG risks, including in relation to climate change, nature and human rights. These risks have increased due to diverging national and political agendas, a more complex and prescriptive regulatory environment across the jurisdictions we operate in, as well as the increasing frequency of severe weather events across the globe. Financial institutions’ actions and investment decisions in respect of ESG matters continue to be subject to heightened scrutiny by stakeholders. Failure to meet these evolving expectations may have financial and non-financial impacts, including reputational, legal and regulatory compliance risks.

Financial crime risk	~
We are exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity. The financial crime risk environment is heightened due to increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions and export control compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Digitalisation and technological advances risk	~
Developments in technology and the evolving regulatory environment continue to enable new entrants to the banking industry as well as new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and evolve our products, to attract, retain and best serve our customers. Along with opportunities, new technology, including generative and agentic AI, can introduce risks and disruption. We seek to manage technology developments with appropriate controls and oversight.

Evolving regulatory environment risk	}
The regulatory and compliance risks are set against continued geopolitical risk and regulatory focus on operational resilience, resolvability, prudential requirements, financial reporting and data, ESG, conduct, as well as sound risk and financial crime risk management practices. The approach to regulation is increasingly fragmented, including in relation to AI and digital assets, and a trend towards deregulation has emerged in some jurisdictions, concurrently with regulatory actions to support business growth.

Internally driven
Data risk	}
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We seek to ensure that non-public data is kept confidential, and that we comply with the growing number of regulations that govern data privacy and cross-border movement of data.

Risks arising from the receipt of services from third parties	~
We procure goods and services from a range of third parties. In the current macroeconomic and geopolitical climate, the risk of service disruption in supply chains is elevated, partly due to an industry-wide increase in supply chain cyber threats. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

Model risk	}
Model risk arises whenever business decision-making includes reliance on models. We use models in both financial and non-
financial contexts, as well as in a range of business applications. Evolving regulatory requirements and enhanced expectations continue to drive changes to the way model risk is managed across the banking industry, with a particular focus on capital and credit loss models. New technologies, including generative AI, are driving a need for enhanced model risk controls.

Strategic execution risk	~
Successful execution of our strategy enables us to help address the swiftly changing needs of our customers and stakeholders. We are committed to enhancing the effectiveness of strategic execution risk controls and monitoring. This will help us minimise disruptions during a period of heightened execution risk, driven by the complexity and scale of ongoing strategic, regulatory and technological change.

Risks associated with workforce capability, capacity and environmental factors with potential impact on growth	}
Our businesses, functions and geographies are exposed to risks associated with employee retention and talent availability, the evolving skills requirements of our workforce, and compliance with employment laws and regulations. The skills required across the workforce continue to evolve in response to ongoing strategic, regulatory and technological change, increasing the need for timely upskilling and reskilling to maintain capability and capacity. Voluntary attrition across the Group remains stable, but failure to manage these risks may impact the delivery of our strategic objectives or lead to regulatory sanctions or legal claims, and the risks are heightened during the implementation of organisational change.

~ Risk heightened during the first half of 2026    } Risk remained at the same level as at 31 December 2025

HSBC Holdings plc Interim Report 2026 on Form 6-K
20

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
Financial summary
Basis of presentation
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which reflect the movements of the US dollar against most major currencies during 2026. Excluding these differences allows us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business. Foreign currency translation differences at 30 June 2026 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statement for the half-year to 30 June 2025 at the average rate of exchange for the half-year to 30 June 2026; and
–the balance sheets at 30 June 2025 and 31 December 2025 at the prevailing rates of exchange on 30 June 2026.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Türkiye has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.
Notable items and material notable items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement, and are excluded from our target basis dividend payout ratio calculation and earnings per share measure. Material notable items in 1H26 or relevant comparative periods relate to the operating expenses associated with actions to exit or wind down non-strategic businesses. They also include a dilution loss and the recognition of an impairment of our investment in BoCom in 1H25.
ÑThe tables on pages 29 to 30 and pages 35 to 39 detail the effects of notable items on each of our business segments, legal entities and selected countries/territories in 1H26 and 1H25.
Impact of strategic transactions
In addition to the items categorised as material notable items, the impacts of strategic transactions include the distorting impact observed between the periods of the operating income statement results related to acquisitions, disposals and wind-downs that affect period-on-period comparisons. Once a transaction has completed or a wind-down has commenced, the impact will include the operating income statement results of each business, which are not classified as notable items, in any comparative period if there are no results in the current period as a result of a transaction, or a reduction in revenue or costs has arisen from the wind-down of a business. We consider the monthly impact of distorting income statement results when calculating the impact of strategic transactions. In the case of wind-downs, or transactions that complete in phased tranches, there may be timing differences between the recognition of operating cost impacts and operating revenue impacts. These would arise in the event that there is a timing lag between the impact of cost actions and the resultant impact on operating revenue.
Impact of hyperinflationary accounting
We continue to treat Türkiye as a hyperinflationary economy for accounting purposes. The impact of applying International Accounting
Standard (‘IAS’) 29 ‘Financial Reporting in Hyperinflationary Economies’
and the hyperinflation provisions of IAS 21 ’The Effects of Changes in
Foreign Exchange Rates’ in the current period for our operations in Türkiye was a decrease in the Group’s profit before tax of $106m (1H25: $78m).
The consumer price index at 30 June 2026 for Türkiye was 129.99, with an increase in the period of 31.59 (1H25: 25.54 increase).

Use of alternative performance
measures
Our reported results are prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting
Standards Board (‘IFRS Accounting Standards’), as detailed in the interim condensed consolidated financial statements starting on page 78.
To measure our performance, we supplement our IFRS Accounting
Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in, and presented in accordance with, the US Securities and
Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors distorting period-on-period comparisons. The ‘constant currency performance’
measure used throughout this report is described above. Definitions and calculations of other alternative performance measures are included in
‘Alternative performance measures’ on page 41. Additionally, the insurance-specific non-GAAP measure ‘Insurance equity plus CSM net of tax’ is provided on page 33, along with its definition and reconciliation to the GAAP measure. All alternative performance measures are reconciled to the closest reported performance measure.
Return on average tangible equity
excluding notable items
The calculation for RoTE excluding notable items adjusts the ‘profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items.
To better align with market practice, from our 2025 full-year results, we no longer adjust the ‘average tangible equity‘ for the post-tax impact of notable items in each period. Comparatives have been re-presented.
ÑSee page 41 for the definition of return on average tangible equity excluding notable items and page 42 for the reconciliation to the GAAP measure.
Banking net interest income
Banking net interest income (‘banking NII’) adjusts our NII primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. We use this measure to determine the deployment of our surplus funding, and to help optimise our structural hedging and risk management actions. For more information on banking NII, see page 23.
Constant currency revenue and profit
before tax excluding notable items and the
impact of strategic transactions
To aid the understanding of our results, we separately report ‘constant currency revenue excluding notable items‘ and ‘constant currency profit before tax excluding notable items‘, which exclude the impact of notable items and the impact of foreign exchange translation. We also separately disclose ‘constant currency revenue excluding notable items and the impact of strategic transactions‘ and ‘constant currency profit before tax excluding notable items and the impact of strategic transactions‘, which also exclude the impact of strategic transactions classified as material notable items as described above. We consider these measures to provide useful information to investors as they remove items that distort period-on-
period comparisons.
The impact of strategic transactions also includes the distorting impact between the periods of the operating income statement results related

HSBC Holdings plc Interim Report 2026 on Form 6-K
21

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
to acquisitions and disposals and that affect period-on-period comparisons. These impacts are not included in our notable or material notable items. The impact of strategic transactions is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.
ÑSee page 42 for the reconciliation to the GAAP measure.
Target basis operating expenses
Target basis operating expenses includes the impact of simplification-
related saves associated with our announced strategic reorganisation, is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-
related targets.
ÑSee page 44 for the reconciliation to the GAAP measure.
Basic earnings per share excluding
material notable items and related impacts
We have established a dividend payout ratio target basis of 50% for
2026. For the purposes of computing our dividend payout ratio target basis, we exclude from earnings per share material notable items and related impacts.
Related impacts include those items that do not qualify for designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio target basis calculation, which we exclude from earnings per share material notable items and related impacts.
ÑSee page 32 for the supplementary analysis of the impact of strategic transactions.
ÑSee page 41 for the definition of basic earnings per share excluding material notable items and related impacts and page 44 for the reconciliation to the
GAAP measure.

Summary consolidated income statement

	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Net interest income	18,233	16,821
Net fee income	7,277	6,643
Net income from financial instruments held for trading or managed on a fair value basis[1]	10,520	10,547
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	6,105	5,113
Insurance finance expense	(5,838)	(5,329)
Insurance service result	1,033	785
Net losses relating to sale of business operations[2]	(433)	(34)
Other operating income/(expense)[3]	845	(424)
Net operating income before change in expected credit losses and other credit impairment charges[4]	37,742	34,122
Change in expected credit losses and other credit impairment charges	(2,353)	(1,941)
Net operating income	35,389	32,181
Total operating expenses excluding amortisation and impairment of intangible assets	(15,992)	(15,752)
Amortisation and impairment of intangible assets	(1,434)	(1,270)
Operating profit	17,963	15,159
Share of profit in associates and joint ventures	1,559	1,651
Impairment of interest in associate[3]	—	(1,000)
Profit before tax	19,522	15,810
Tax expense	(4,201)	(3,369)
Profit after tax	15,321	12,441
Attributable to:
– ordinary shareholders of the parent company	14,626	11,510
– other equity holders	633	547
– non-controlling interests	62	384
Profit after tax	15,321	12,441
	$	$
Basic earnings per share	0.85	0.65
Diluted earnings per share	0.85	0.65
Dividend per ordinary share (paid in the period)[5]	0.55	0.46
	%	%
Post-tax return on average total assets (annualised)	0.9	0.8
Return on average ordinary shareholders’ equity (annualised)	16.9	13.7
Return on average tangible equity (annualised)	18.2	14.7
1The amount in 1H25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Galicia‘s ADRs received as purchase consideration from the sale of our business in Argentina, which were disposed of in 2Q25.
2Amounts in 1H26 include $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in
HSBC Bank Malta p.l.c.
3The amount in 1H25 ‘Other operating (expense)/income’ includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. In the same period we also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment of interest in associate’.
4Also referred to as revenue.
5The $0.55 dividend paid during the period consisted of a fourth interim dividend of $0.45 per ordinary share in respect of the financial year ended 31 December 2025 paid in
April 2026 and a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2026 paid in June 2026.

HSBC Holdings plc Interim Report 2026 on Form 6-K
22

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
Income statement commentary
The following tables and commentary compare Group financial performance for the half-year to 30 June 2026 with the half-year to 30 June 2025, unless otherwise stated. For further financial performance data of our business segments, see pages 29 to 30. For further financial performance data by major legal entity, see pages 35 to 40.

Net interest income
	Half-year to		Quarter to
	30 Jun 2026	30 Jun 2025	30 Jun 2026	31 Mar 2026	30 Jun 2025
	$m	$m	$m	$m	$m
Interest income	48,062	49,008	24,404	23,658	24,595
Interest expense	(29,829)	(32,187)	(15,116)	(14,713)	(16,076)
Net interest income	18,233	16,821	9,288	8,945	8,519
Average interest-earning assets	2,280,838	2,159,900	2,300,049	2,261,415	2,195,244
	%	%	%	%	%
Gross interest yield[1]	4.25	4.58	4.26	4.24	4.49
Less: gross interest payable[1]	(2.78)	(3.26)	(2.80)	(2.79)	(3.18)
Net interest spread[2]	1.47	1.32	1.46	1.45	1.31
Net interest margin[3]	1.61	1.57	1.62	1.60	1.56
1Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing liabilities.
3Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by type of asset
	Half-year to						Full-year to
	30 Jun 2026			30 Jun 2025			31 Dec 2025
	Average balance	Interest income	Yield	Average balance	Interest income	Yield	Average balance	Interest income	Yield
	$m	$m	%	$m	$m	%	$m	$m	%
Short-term funds and loans and advances to banks	309,518	4,939	3.22	334,336	6,042	3.64	325,790	11,460	3.52
Loans and advances to customers	1,018,598	22,903	4.53	957,084	23,066	4.86	971,804	46,036	4.74
Reverse repurchase agreements – non-trading[1]	303,327	8,594	5.71	263,723	8,034	6.14	273,941	16,616	6.07
Financial investments	576,413	10,395	3.64	524,043	10,407	4.00	539,107	20,830	3.86
Other interest-earning assets	72,982	1,231	3.40	80,714	1,459	3.65	79,436	2,930	3.69
Total interest-earning assets	2,280,838	48,062	4.25	2,159,900	49,008	4.58	2,190,078	97,872	4.47

Summary of interest expense by type of liability
	Half-year to						Full-year to
	30 Jun 2026			30 Jun 2025			31 Dec 2025
	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost	Average balance	Interest expense	Cost
	$m	$m	%	$m	$m	%	$m	$m	%
Deposits by banks[2]	74,864	1,127	3.04	74,321	1,318	3.58	76,081	2,613	3.43
Customer accounts[3]	1,567,587	14,999	1.93	1,464,045	17,301	2.38	1,487,032	33,289	2.24
Repurchase agreements – non-trading[1]	234,013	7,458	6.43	183,938	6,605	7.24	188,748	13,629	7.22
Debt securities in issue – non-trading	204,510	5,117	5.05	196,936	5,556	5.69	198,317	10,847	5.47
Other interest-bearing liabilities	84,835	1,128	2.68	71,294	1,407	3.98	77,793	2,700	3.47
Total interest-bearing liabilities	2,165,809	29,829	2.78	1,990,534	32,187	3.26	2,027,971	63,078	3.11
1Average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported for repurchase and reverse repurchase agreements, thus higher cost and higher interest income yield.
2Including interest-bearing bank deposits only.
3Including interest-bearing customer accounts only.
Net interest income (‘NII’) for 1H26 was $18.2bn, an increase of
$1.4bn or 8% compared with 1H25, primarily driven by deposit balance growth, and the benefit of reinvestment of our structural hedge at higher yields. There was also a favourable impact from foreign currency translation differences of $0.4bn, partly offset by the impact of an adverse $0.1bn one-off item. The funding costs associated with generating trading and fair value income were broadly stable compared with 1H25, as the impact of lower market interest rates was broadly offset by higher trading balances. On a constant currency basis, NII increased by $1.0bn or 6% compared with 1H25.
NII for 2Q26 was $9.3bn, up 4% compared with 1Q26. The increase reflected deposit growth, an adverse impact of a one-off item, higher day count and the benefit of reinvestment of our structural hedge at higher yields. On a constant currency basis, NII increased by $0.4bn or
4% compared with 1Q26.
Net interest margin (‘NIM’) for 1H26 of 1.61% was 4 basis points
(‘bps’) higher compared with 1H25, reflecting the benefit of our structural hedge, partly offset by lower market interest rates.
NIM for 2Q26 was 1.62%, up 2bps compared with 1Q26, reflecting an adverse one-off item in 1Q26 and the benefit of our structural hedge.
Interest income for 1H26 of $48.1bn decreased by $0.9bn or 2%
compared with 1H25. On a constant currency basis, interest income decreased by $2.1bn or 4%, primarily due to lower market interest rates.
Interest income of $24.4bn in 2Q26 was $0.7bn higher compared with
1Q26. On a constant currency basis, it increased by $0.8bn.
Interest expense for 1H26 of $29.8bn decreased by $2.4bn or 7%
compared with 1H25. On a constant currency basis, interest expense decreased by $3.1bn or 9%, primarily due to lower market interest rates.
Interest expense of $15.1bn in 2Q26 was $0.4bn higher compared with
1Q26. On a constant currency basis, it increased by $0.4bn.

HSBC Holdings plc Interim Report 2026 on Form 6-K
23

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
Banking net interest income ø

Banking net interest income
	Half-year to		Quarter to
	30 Jun 2026	30 Jun 2025	30 Jun 2026	31 Mar 2026	30 Jun 2025
	$m	$m	$m	$m	$m
Net interest income	18,233	16,821	9,288	8,945	8,519
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	4,755	4,710	2,399	2,371	2,307
Third-party net interest income from insurance	(92)	(218)	(44)	(48)	(112)
Banking net interest income	22,896	21,313	11,643	11,268	10,714
Currency translation		507		(58)	97
Banking net interest income – on a constant currency basis	22,896	21,820	11,643	11,210	10,811
Banking net interest income – on a reported basis	22,896	21,313	11,643	11,268	10,714
– of which:
The Hongkong and Shanghai Banking Corporation Limited	11,179	10,615	5,748	5,430	5,176
HSBC UK Bank plc	6,110	5,508	3,083	3,028	2,846
HSBC Bank plc	2,803	2,429	1,427	1,392	1,325
Banking net interest income (‘banking NII’) adjusts our NII, primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. It is defined as Group net interest income after deducting:
–the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
–the funding cost of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign
currency deployment and funding in our entities; and
–third-party net interest income in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in CIB in ‘net income from financial instruments held for trading or managed on a fair value basis’.
On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding cost reported in net interest income with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’
in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in net interest income.
Banking NII was $22.9bn in 1H26, an increase of $1.6bn compared with 1H25, mainly driven by deposit balance growth and the benefit of reinvestment of our structural hedge at higher yields. There was also a favourable impact from foreign currency translation differences of
$0.5bn which was partly offset by the impact of an adverse $0.1bn one-off item in 1H26. The funding costs associated with generating trading and fair value income were $4.8bn, broadly stable compared with 1H25, as the impact of lower market interest rates was broadly offset by higher trading balances.
The internally allocated funding to generate trading and fair value income was $283bn at 30 June 2026, a rise of approximately $74bn since 30 June 2025, and up $40bn compared with 31 March 2026. This related to trading, fair value and associated net asset balances, predominantly in CIB.
Net fee income of $7.3bn was $0.6bn higher than in 1H25. On a constant currency basis, net fee income was $0.5bn higher. Stronger sales of wealth products resulted in higher fee income from broking and unit trusts, primarily in Asia. In addition, fee income increased across underwriting, cards and funds under management.
Net income from financial instruments held for trading or
managed on a fair value basis of $10.5bn was stable compared with
1H25. In CIB, there were increases driven by higher holdings of UK gilts, higher equity valuation gains, and higher foreign exchange contract valuation gains due to increased volatility, primarily in Europe and the US. These were broadly offset by reductions in Asia, reflecting lower returns on bonds and decreased US Treasury volumes compared with 1H25, together with losses on interest rate derivatives due to rate movements primarily in Hong Kong and the Chinese mainland.
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of $6.1bn was $1.0bn higher compared with 1H25, reflecting higher equity valuation gains, partly offset by lower returns on fixed income investments as a result of rising market interest rates, primarily in Hong Kong.
This favourable movement resulted in a corresponding movement in insurance finance expense, which has an offsetting impact for the related liabilities to policyholders.
Insurance finance expense of $5.8bn was $0.5bn higher than in 1H25, reflecting the impact of investment returns on underlying assets on the value of liabilities to policyholders, which moves inversely with ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
Insurance service result of $1.0bn increased by $0.2bn compared with 1H25, reflecting higher CSM release as a result of strong new business growth in Hong Kong, and the non-recurrence of losses from onerous contracts, primarily in the Chinese mainland.
Net losses recognised on the sale of business operations increased by $0.4bn compared with 1H25. In 1H26, losses included a disposal loss of $0.3bn associated with the planned sale of our business in
Malta following the classification to held for sale, and losses of $0.2bn from the recycling of foreign currency translation reserves following the completion of the sale of our UK life insurance business.
Other operating income of $0.8bn in 1H26 was $1.3bn higher
compared with 1H25, primarily reflecting the non-recurrence of a dilution loss of $1.1bn on BoCom following the completion of its capital issuance.
Change in expected credit losses and other credit impairment charges (‘ECL’) of $2.4bn was $0.4bn higher than in 1H25. The charge in 1H26 primarily reflected stage 3 charges on wholesale exposures, including a $0.4bn fraud-related, secondary, securitisation exposure with a financial sponsor in the UK in our CIB business, and $0.2bn related to the Hong Kong CRE sector. The 1H26 period also included allowances to reflect uncertainty due to the ongoing conflict in the Middle
East. ECL in 1H25 included charges related to the Hong Kong CRE sector of $0.5bn, as well as allowance increases relating to geopolitical tensions and higher trade tariffs.
ÑFor further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of economic scenarios and management judgemental adjustments, see pages 50 to 58.

HSBC Holdings plc Interim Report 2026 on Form 6-K
24

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary

Operating expenses
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Gross employee compensation and benefits	10,637	10,752
Capitalised wages and salaries	(952)	(849)
Property and equipment	2,646	2,413
Amortisation and impairment of intangible assets	1,434	1,270
UK bank levy	42	25
Legal proceedings and regulatory matters	56	53
Other operating expenses[1]	3,563	3,358
Reported operating expenses	17,426	17,022
Currency translation	—	429
Constant currency operating expenses	17,426	17,451
1Other operating expenses includes professional fees, contractor cost, transaction taxes, marketing and travel expenses.

Staff numbers (full-time equivalents)[1]
	At
	30 Jun 2026	30 Jun 2025	31 Dec 2025
Business segment
Hong Kong	33,303	33,144	29,633
UK	31,259	31,511	29,922
Corporate and Institutional Banking	77,342	73,171	78,981
International Wealth and Premier Banking	63,947	73,019	69,854
Corporate Centre	310	285	330
Total staff numbers	206,161	211,130	208,720
– of which (by country/territory):
India	48,114	46,162	47,423
UK	30,582	32,768	32,294
Hong Kong	25,529	26,082	25,639
1Represents the number of full-time equivalent people with contracts of service with the Group who are being paid at the reporting date.
Operating expenses of $17.4bn were $0.4bn or 2% higher than in
1H25, including an adverse impact from foreign currency translation differences of $0.4bn. The increase was driven by higher planned spend and investment in technology, and the impact of inflation. These increases were partly mitigated by cost reductions from our
organisational simplification and a year-on-year favourable impact from notable items.
Target basis operating expenses were $17.0bn or 2% higher than in
1H25 due to the impact of inflation and higher planned spend and investment in technology.
The number of employees expressed in full-time equivalent staff at
30 June 2026 was 206,161, a decrease of 2,559 from 31 December
2025. The number of contractors at 30 June 2026 was 3,902, a decrease of 72 from 31 December 2025.
Share of profit in associates and joint ventures of $1.6bn was
$0.1bn lower compared with 1H25, primarily due to the reduction of the Group’s shareholding in BoCom during 2025.
Impairment of interest in associates was nil in 1H26. This compared with an impairment of $1.0bn related to BoCom in 1H25.
ÑFor further details of our impairment review process, see Note 10 on the interim condensed consolidated financial statements on page 95.

Tax expense
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Tax (charge)/credit
Reported	(4,201)	(3,369)
Currency translation	—	(59)
Constant currency tax (charge)/credit	(4,201)	(3,428)

Notable items
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Tax
Tax credit on notable items	85	379

Tax in 1H26 was a charge of $4.2bn, representing an effective tax rate of 21.5%. The effective tax rate for 1H26 was increased by non-
deductible losses on completed and planned business disposals.
Excluding these items, the effective tax rate for 1H26 was 20.9%.
Tax expense in 1H25 was a charge of $3.4bn, representing an
effective tax rate of 21.3%.
The effective tax rate for 1H25 was increased by the non-deductible impairment and dilution loss in BoCom. Excluding these items, the effective rate for 1H25 was 19.7%.

HSBC Holdings plc Interim Report 2026 on Form 6-K
25

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
Summary consolidated balance sheet

	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Assets
Cash and balances at central banks	227,800	242,859
Trading assets	423,987	366,153
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	138,942	133,063
Derivatives	255,995	237,740
Loans and advances to banks	110,529	108,462
Loans and advances to customers	1,022,105	988,399
Reverse repurchase agreements – non-trading	311,871	298,392
Financial investments	604,759	567,211
Assets held for sale	22,732	11,115
Other assets	319,441	279,640
Total assets	3,438,161	3,233,034
Liabilities
Deposits by banks	91,401	97,952
Customer accounts	1,827,703	1,786,828
Repurchase agreements – non-trading	276,266	204,974
Trading liabilities	86,363	72,122
Financial liabilities designated at fair value	173,751	158,456
Derivatives	254,662	237,854
Debt securities in issue	105,027	99,675
Insurance contract liabilities	130,053	122,955
Liabilities of disposal groups held for sale	30,097	23,382
Other liabilities	265,757	223,170
Total liabilities	3,241,080	3,027,368
Equity
Total shareholders’ equity	196,682	198,225
Non-controlling interests	399	7,441
Total equity	197,081	205,666
Total liabilities and equity	3,438,161	3,233,034

Selected financial information
	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Called up share capital	8,592	8,588
Capital resources[1]	178,776	182,371
Preferred securities and dated subordinated loan capital[2]	36,907	37,581
Risk-weighted assets	906,417	888,647
Total shareholders’ equity	196,682	198,225
Less: preference shares and other equity instruments	(23,708)	(20,716)
Total ordinary shareholders’ equity	172,974	177,509
Less: goodwill and intangible assets (net of tax)	(12,322)	(12,356)
Tangible ordinary shareholders’ equity	160,652	165,153
Financial statistics
Loans and advances to customers as a percentage of customer accounts (%)	55.9	55.3
Average total shareholders’ equity to average total assets (%)	5.81	5.99
Net asset value per ordinary share at period end ($)[3]	10.08	10.36
Tangible net asset value per ordinary share at period end ($)[3]	9.36	9.64
Tangible net asset value per fully diluted ordinary share at period end ($)	9.30	9.56
Number of $0.50 ordinary shares in issue (millions)	17,184	17,175
Basic number of $0.50 ordinary shares outstanding (millions)	17,164	17,140
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	17,267	17,276
Closing foreign exchange translation rates to $:
$1: £	0.755	0.746
$1: €	0.876	0.853
1Capital resources are total regulatory capital, the calculation of which is set out on page 70.
2Including perpetual preferred securities.
3For the definition, see page 41.
ÑA detailed consolidated balance sheet is contained in the interim condensed consolidated financial statements on page 80.

HSBC Holdings plc Interim Report 2026 on Form 6-K
26

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary

Combined view of customer lending and customer deposits	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Loans and advances to customers	1,022,105	988,399
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	5,321	2,190
– Indonesia retail banking business	210	—
– business in Malta	3,071	—
– Germany custody business	651	323
– business in South Africa	—	431
– retail banking business in Sri Lanka	—	101
– business in Uruguay	1,363	1,314
– other	26	21
Non-current assets held for sale	507	1,303
Combined customer lending	1,027,933	991,892
Currency translation	—	(6,449)
Combined customer lending at constant currency	1,027,933	985,443
Customer accounts	1,827,703	1,786,828
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	18,034	16,173
– Indonesia retail banking business	1,904	—
– business in Malta	7,091	—
– Germany custody business	7,510	12,316
– business in South Africa	—	2,056
– retail banking business in Sri Lanka	—	430
– business in Uruguay	1,528	1,369
– other	1	2
Combined customer deposits	1,845,737	1,803,001
Currency translation	—	(14,856)
Combined customer deposits at constant currency	1,845,737	1,788,145

Customer accounts by country/territory	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Hong Kong	645,920	619,029
UK	577,239	568,712
US	102,418	99,458
Singapore	79,825	81,740
Chinese mainland	75,328	69,473
France	51,188	50,880
Australia	34,835	34,171
Germany[1]	16,882	15,588
Mexico	28,522	29,493
UAE	31,940	30,861
India	26,646	28,725
Taiwan	21,794	18,771
Malaysia	19,603	20,252
Egypt	5,612	5,610
Indonesia[1]	3,609	5,777
Türkiye	4,309	3,624
Other[1]	102,033	104,664
At end of period	1,827,703	1,786,828
1At 30 June 2026, customer accounts of $18bn met the criteria to be classified as held for sale and are reported within ‘Liabilities of disposal groups held for sale’
on the balance sheet, of which $7.5bn, $7.1bn, $1.9bn and $1.5bn belongs to the planned sale of our German custody business, our business in Malta, our
Indonesia retail banking business and our business in Uruguay, respectively. See note 15 on page 100 for further details.

Balance sheet commentary compared with 31 December 2025
At 30 June 2026, total assets of $3.4tn were $205bn or 6% higher on a reported basis, and increased by $232bn or 7% on a constant currency basis.
Assets
Cash and balances at central banks decreased by $15bn or 6%, including a $4bn unfavourable impact from foreign currency translation differences. The decrease was mainly in HSBC Bank plc, reflecting higher redeployment to reverse repos in Europe, partly offset by an increase in cash allocated to Markets Treasury in the UK non-ring-
fenced bank, driven by increased deposits from banks.
Trading assets rose by $58bn or 16%, including the unfavourable impact of foreign currency translation differences of $4bn. The rise was driven mainly by a higher equity balance in CIB, reflecting increased positions and valuation gains in HSBC Bank plc, and our main legal entities in Hong Kong and the US. Debt securities balances also increased in HSBC Bank plc and the US.
Derivative assets increased by $18bn or 8%, which included an unfavourable impact from foreign currency translation differences of
$3bn. The increase was primarily in our CIB business and reflected fair value movements on foreign exchange contracts, driven by foreign exchange rate volatility, together with an increase in underlying contracts in HSBC Bank plc and our main legal entities in Asia.
Loans and advances to customers of $1,022bn were $34bn higher on a reported basis. This included the unfavourable effects of foreign currency translation differences of $6bn. On a constant currency basis, customer lending balances increased by $40bn.

HSBC Holdings plc Interim Report 2026 on Form 6-K
27

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary
The following movements are on a constant currency basis.
In CIB, customer lending increased by $18bn, primarily reflecting lending growth in our main legal entities in Hong Kong. There was also lending growth in the US, the Middle East, Singapore and India.
In our UK business, customer lending rose by $10bn, primarily driven by continued growth in mortgage balances and commercial lending.
In our Hong Kong business, customer lending grew by $8bn, driven by higher commercial lending reflecting increased trade receivables, and growth in retail mortgage lending.
In IWPB, customer lending growth of $3bn was driven by increases in
Hong Kong and Singapore. This was partly offset by the classification of
‘assets to disposal groups held for sale’ of loans from the planned sale of our business in Malta.
Reverse repurchase agreements – non-trading rose by $13bn or
5%, primarily reflecting increased client demand in CIB, primarily in
HSBC Bank plc. There was also growth in our main legal entities in
Hong Kong and the Middle East, partly offset by reductions in the US.
Financial investments increased by $38bn or 7%, reflecting
deployment of surplus cash deposits across government bonds, mainly
US treasuries in our main legal entities in Hong Kong.
Assets held for sale increased by $12bn or 105% primarily due to reclassification to held for sale of assets associated with the planned sales of our business in Malta, our retail banking business in
Indonesia and HSBC Life Singapore.
Other assets grew by $40bn or 14%, primarily reflecting higher settlement account balances, notably in CIB, from higher client-driven trading activity with a corresponding increase in settlement liabilities, compared with the seasonal reduction in December 2025.
Liabilities
Deposits by banks decreased by $7bn or 7%, reflecting a decrease in client inflows, notably in our CIB and Hong Kong business segments.
Customer accounts of $1,828bn increased by $41bn or 2% on a
reported basis. This included a favourable impact from foreign currency translation differences of $15bn. On a constant currency basis, customer accounts increased by $56bn.
The following movements are on a constant currency basis.
In CIB, customer accounts increased by $53bn. This included growth in
GPS deposit balances and new client mandates in Securities Services, partly offset by the classification to held for sale of $2bn of deposits from the planned sale of our business in Malta.
In our Hong Kong business, customer accounts increased by $8bn, reflecting inflows into term deposits from retail customers.
In our UK business, customer accounts increased by $3bn, due to inflows from both commercial and retail customers.
In IWPB, customer accounts decreased by $8bn, reflecting the classification of liabilities of disposal groups to held for sale. This included $5bn of deposits related to the planned sale of our business in
Malta, and $2bn related to the planned sale of our retail banking business in Indonesia. The decrease was partly offset by growth in
Hong Kong from private bank customers.
Repurchase agreements – non-trading increased by $71bn or 35%, with increases primarily in our CIB business, mainly in our main legal entities in Hong Kong and HSBC Bank plc.
Financial liabilities designated at fair value rose by $15bn or 10%, notably in our CIB business from increased medium-term note
issuances in our Debt and Equity Markets business.
Liabilities of disposal groups held for sale increased by $7bn or
29%, primarily due to the reclassification of liabilities in our IWPB business segment to held for sale from the planned sales of our business in Malta, our retail banking business in Indonesia and HSBC
Life Singapore.
Other liabilities increased by $43bn or 19%, reflecting higher settlement account balances, notably in CIB, from higher client-driven trading activity, compared with the seasonal reduction in December
2025.
Equity
Total shareholders’ equity, including non-controlling interests, decreased by $9bn or 4% compared with 31 December 2025.
Profit generated of $15bn was more than offset by the impact of the
$13.7bn privatisation of Hang Seng Bank, which comprised the derecognition of $7bn in non-controlling interests and a residual $6.7bn reduction in shareholders‘ equity, and the impact of dividends paid of
$10bn.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity. At 1H26, we
recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $2.4bn related to these hold-to-collect-and-
sell positions, excluding investments held in our insurance business.
This compared with an unrealised loss of $1.1bn at 4Q25, and reflected a $1.3bn pre-tax loss in 1H26, inclusive of movements on related fair value hedges.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect and are held to manage our interest rate exposure. At 30 June 2026 the debt instruments within this portfolio had a cumulative unrecognised loss of $2.1bn, representing a $1.7bn deterioration during 1H26.
Risk-weighted assets
RWAs increased by $17.8bn to $906.4bn in the first half of 2026. The rise was driven by asset size movements of $31.2bn from credit risk
RWAs of $39.0bn, mainly due to lending growth in CIB, partly offset by a decrease in market risk RWAs of $7.8bn, primarily due to a reduction of structural foreign exchange exposures following completion of the privatisation of Hang Seng Bank. Methodology and policy changes and foreign currency translation differences also reduced RWAs by $5.5bn and $4.7bn respectively.
ÑFor further details on RWAs, see page 71.
View of customer accounts by deposit
and customer type
The following table shows a view of customer accounts by deposit and customer type. Instant access/demand deposits include current accounts and savings accounts that can be contractually accessed on demand by the customer with no or limited conditions on withdrawal.
Fixed term deposits include term deposits, and instant access/demand deposits where withdrawal is contractually permitted but subject to conditions impacting withdrawal.

HSBC Holdings plc Interim Report 2026 on Form 6-K
28

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Financial summary

Customer deposits – legal entities
	At 30 Jun 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Instant access demand deposits (‘IA/D’)	290,404	232,600	602,063	29,859	94,897	19,761	7,625	1,277,209
– of which: Retail deposits	171,136	17,314	301,479	11,977	34,299	7,373	3,152	546,730
– of which: Wholesale deposits	119,268	215,286	300,584	17,882	60,598	12,388	4,473	730,479
Fixed term deposits	83,089	95,418	342,829	9,215	7,521	8,761	3,661	550,494
– of which: Retail deposits	65,936	27,603	219,247	4,920	5,056	6,746	1,455	330,963
– of which: Wholesale deposits	17,153	67,815	123,582	4,295	2,465	2,015	2,206	219,531
Total customer accounts	373,493	328,018	944,892	39,074	102,418	28,522	11,286	1,827,703
IA/D to total customer accounts ratio (%)	78	71	64	76	93	69	68	70

Loans and advances to customers	317,625	103,045	492,522	24,921	55,360	24,602	4,030	1,022,105
Loan to IA/D ratio (%)	109	44	82	83	58	124	53	80
Loan to total customer accounts ratio (%)	85	31	52	64	54	86	36	56

	At 31 Dec 2025
Instant access demand deposits (‘IA/D’)	293,276	216,100	570,222	28,701	91,189	21,138	6,006	1,226,632
– of which: Retail deposits	174,042	20,319	303,248	11,862	35,377	8,044	3,104	555,996
– of which: Wholesale deposits	119,234	195,781	266,974	16,839	55,812	13,094	2,902	670,636
Fixed term deposits	83,627	105,351	341,503	8,309	8,269	8,355	4,782	560,196
– of which: Retail deposits	64,925	29,631	217,340	4,658	5,296	6,674	1,629	330,153
– of which: Wholesale deposits	18,702	75,720	124,163	3,651	2,973	1,681	3,153	230,043
Total customer accounts	376,903	321,451	911,725	37,010	99,458	29,493	10,788	1,786,828
IA/D to total customer accounts ratio (%)	78	67	63	78	92	72	56	69

Loans and advances to customers	310,116	106,409	467,842	22,618	52,178	25,252	3,984	988,399
Loan to IA/D ratio (%)	106	49	82	79	57	119	66	81
Loan to total customer accounts ratio (%)	82	33	51	61	52	86	37	55

HSBC Holdings plc Interim Report 2026 on Form 6-K
29

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Business segments
Basis of preparation
Our business segments – Hong Kong, UK, Corporate and Institutional
Banking, and International Wealth and Premier Banking – along with
Corporate Centre, are our reportable segments under IFRS 8 ‘Operating
Segments’. Reconciliations of the total constant currency business segment results to the Group’s reported results are presented on page 87.
The Group Operating Committee is considered the Chief Operating
Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Business segment results are assessed by the
CODM on the basis of constant currency performance. We separately disclose ‘notable items’, as described on page 20.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global infrastructures to the extent that they can be meaningfully attributed to business segments.
While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to business segments are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm’s length terms. The intra-Group elimination items for business segments are presented in Corporate Centre.
Effective 1 January 2026, we transferred certain clients, primarily in
Hong Kong and the UK, to the CIB segment to better meet their needs.
This transfer does not change the Group’s reportable segments.
Comparative periods have been re-presented accordingly. This re-
presentation has no impact on the Group’s consolidated financial results or financial position.

Constant currency results and notable items by business segment

Constant currency results[1]	Half-year to 30 Jun 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue	8,132	6,530	15,609	7,739	(268)	37,742
ECL	(540)	(505)	(894)	(413)	(1)	(2,353)
Operating expenses	(2,454)	(2,693)	(7,465)	(4,727)	(87)	(17,426)
Share of profit in associates and joint ventures less impairment	—	—	—	17	1,542	1,559
Profit before tax	5,138	3,332	7,250	2,616	1,186	19,522
Loans and advances to customers (net)	230,495	306,175	331,512	153,763	160	1,022,105
Customer accounts	536,808	348,342	669,711	272,646	196	1,827,703

	Half-year to 30 Jun 2025
Revenue	7,666	6,241	14,819	7,284	(1,198)	34,812
ECL	(857)	(340)	(313)	(503)	(2)	(2,015)
Operating expenses	(2,298)	(2,672)	(7,701)	(4,647)	(133)	(17,451)
Share of profit in associates and joint ventures less impairment	—	—	—	2	653	655
Profit before tax	4,511	3,229	6,805	2,136	(680)	16,001
Loans and advances to customers (net)	225,442	286,036	311,033	148,341	187	971,039
Customer accounts	508,730	336,506	577,443	274,578	342	1,697,599
1In the current period, constant currency results are equal to reported as there is no currency translation.

Notable items	Half-year to 30 Jun 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	—	22	(107)	(341)	(426)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	(18)	(36)	(75)	(129)
Restructuring and other related costs[3]	(7)	(9)	(44)	(66)	(192)	(318)

	Half-year to 30 Jun 2025
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	—	—	(57)	(82)	(139)
Dilution loss of interest in BoCom associate[2]	—	—	—	—	(1,136)	(1,136)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	1	(179)	(5)	(44)	(227)
Restructuring and other related costs[3]	(9)	(48)	(217)	(79)	(263)	(616)
Impairment loss of interest in BoCom associate[2]	—	—	—	—	(1,000)	(1,000)
1The amount in 1H26 includes $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in
HSBC Bank Malta p.l.c. 1H25 includes $0.1bn fair value losses on ADRs in Galicia received as a part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
2The amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment loss of interest in BoCom associate’.
3Amounts relate to organisational simplification provisions recognised in 2026 and 2025.

HSBC Holdings plc Interim Report 2026 on Form 6-K
30

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments

Reconciliation of reported results to constant currency results – business segments
	Half-year to 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
– Reported	7,688	6,014	14,491	7,011	(1,082)	34,122
– Currency translation	(22)	227	328	273	(116)	690
– Constant currency	7,666	6,241	14,819	7,284	(1,198)	34,812
ECL
– Reported	(858)	(328)	(300)	(453)	(2)	(1,941)
– Currency translation	1	(12)	(13)	(50)	—	(74)
– Constant currency	(857)	(340)	(313)	(503)	(2)	(2,015)
Operating expenses
– Reported	(2,301)	(2,576)	(7,513)	(4,468)	(164)	(17,022)
– Currency translation	3	(96)	(188)	(179)	31	(429)
– Constant currency	(2,298)	(2,672)	(7,701)	(4,647)	(133)	(17,451)
Share of profit in associates and joint ventures
– Reported	—	—	—	2	649	651
– Currency translation	—	—	—	—	4	4
– Constant currency	—	—	—	2	653	655
Profit/(loss) before tax
– Reported	4,529	3,110	6,678	2,092	(599)	15,810
– Currency translation	(18)	119	127	44	(81)	191
– Constant currency	4,511	3,229	6,805	2,136	(680)	16,001
Loans and advances to customers (net)
– Reported	224,867	295,886	313,257	147,523	189	981,722
– Currency translation	575	(9,850)	(2,224)	818	(2)	(10,683)
– Constant currency	225,442	286,036	311,033	148,341	187	971,039
Customer accounts
– Reported	507,657	348,093	586,997	275,504	353	1,718,604
– Currency translation	1,073	(11,587)	(9,554)	(926)	(11)	(21,005)
– Constant currency	508,730	336,506	577,443	274,578	342	1,697,599

Reconciliation of reported results to constant currency results – RWAs
	At 30 Jun 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	140.0	156.5	426.3	89.3	94.3	906.4
Constant currency	140.0	156.5	426.3	89.3	94.3	906.4

	At 31 Dec 2025
Risk-weighted assets
Reported	136.2	149.6	415.4	89.9	97.5	888.6
Currency translation	(0.6)	(1.9)	(2.7)	(0.1)	(0.2)	(5.5)
Constant currency	135.6	147.7	412.7	89.8	97.3	883.1

HSBC Holdings plc Interim Report 2026 on Form 6-K
31

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Fee and other income supplementary analysis
The following table presents an analysis of the components of fee and other income by business segment.

	Half-year to 30 Jun 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net fee income	1,598	843	2,338	2,463	35	7,277
Net income from financial instruments held for trading or managed on a fair value basis	276	(26)	4,777	398	5,095	10,520
Insurance revenue[1]	62	—	—	1,247	(9)	1,300
Gain less impairment relating to sale of business operations	—	—	(6)	42	—	36
Other operating (expense)/income	221	32	477	3	(357)	376
Total	2,157	849	7,586	4,153	4,764	19,509
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’					(4,755)	(4,755)
Third-party net interest income from insurance				92		92
Notable items			(22)	107	341	426
Fee and other income	2,157	849	7,564	4,352	350	15,272

Supplementary management view of fee and other income – on a constant currency basis
Wholesale Transaction Banking	384	419	5,259	—	—	6,062
– Global Foreign Exchange	108	103	3,059	—	—	3,270
– Global Payments Solutions	172	225	799	—	—	1,196
– Global Trade Solutions	104	91	622	—	—	817
– Securities Services	—	—	779	—	—	779
Wealth	1,333	178	—	3,951	—	5,462
– Investment Distribution	1,276	173	—	770	—	2,219
– Insurance[1]	57	5	—	1,371	—	1,433
– Asset Management	—	—	—	755	—	755
– Private Bank	—	—	—	1,055	—	1,055
Investment Banking, Debt and Equity Markets	—	—	2,128	—	—	2,128
Retail Banking	204	133	—	384	—	721
Wholesale Credit and Lending	38	122	280	—	—	440
Other	198	(3)	(103)	17	350	459

	Half-year to 30 Jun 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net fee income	1,420	843	2,296	2,085	(1)	6,643
Net income from financial instruments held for trading or managed on a fair value basis	337	(17)	4,421	422	5,384	10,547
Insurance revenue[1]	41	—	—	561	(33)	569
Gain less impairment relating to sale of business operations	—	—	—	(56)	22	(34)
Other operating (expense)/income	150	30	477	341	(1,422)	(424)
Total	1,948	856	7,194	3,353	3,950	17,301
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	—	—	—	—	(4,710)	(4,710)
Third-party net interest income from insurance	—	—	—	218	—	218
Notable items	—	—	—	57	1,218	1,275
Currency translation	(6)	32	167	93	(41)	245
Fee and other income	1,942	888	7,361	3,721	417	14,329

Supplementary management view of fee and other income – on a constant currency basis
Wholesale Transaction Banking	362	431	5,014	—	—	5,807
– Global Foreign Exchange	98	98	3,015	—	—	3,211
– Global Payments Solutions	165	242	741	—	—	1,148
– Global Trade Solutions	99	91	571	—	—	761
– Securities Services	—	—	687	—	—	687
Wealth	1,097	181	—	3,358	—	4,636
– Investment Distribution	1,060	177	—	563	—	1,800
– Insurance[1]	37	4	—	1,148	—	1,189
– Asset Management	—	—	—	721	—	721
– Private Bank	—	—	—	926	—	926
Investment Banking, Debt and Equity Markets	—	—	2,098	—	—	2,098
Retail Banking	175	138	—	338	—	651
Wholesale Credit and Lending	41	113	284	—	—	438
Other	267	25	(35)	25	417	699
1Includes Group ‘net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’,
‘insurance finance expense’ and ‘insurance service result, but excludes the portion of insurance income reported in ‘net fee income’ (1H26: $149m, 1H25: $99m)
and ‘other operating (expense)/income’ (1H26: $253m, 1H25: $44m).

HSBC Holdings plc Interim Report 2026 on Form 6-K
32

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions on the Group and our business segments for transactions that are classified as material notable items. See page 20 for further information on material notable items and the impact of strategic transactions.

Constant currency results
				of which
	1H26	1H25	Variance 1H26 vs. 1H25	Hong Kong	UK	CIB	IWPB	Corporate Centre
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	(426)	204	(630)	—	—	(87)	(240)	(303)
– distorting impact of operating results	—	344	(344)	—	—	(109)	(192)	(43)
– notable items	(426)	(140)	(286)	—	—	22	(48)	(260)
ECL	—	(2)	2	—	—	—	2	—
Operating expenses	(129)	(404)	275	—	(1)	300	7	(31)
– distorting impact of operating results	—	(147)	147	—	—	109	38	—
– notable items	(129)	(257)	128	—	(1)	191	(31)	(31)
Share of profit in associates and joint ventures	—	—	—	—	—	—	—	—
Profit before tax	(555)	(202)	(353)	—	(1)	213	(231)	(334)
– distorting impact of operating results	—	195	(195)	—	—	—	(152)	(43)
– notable items	(555)	(397)	(158)	—	(1)	213	(79)	(291)
Profit before tax[1]
– life insurance business in UK	(183)	25	(208)	—	—		(200)	(8)
– wind-down of M&A and ECM in the UK, Europe and US	(6)	(155)	149	—	—	149	—	—
– business in Malta	(350)	—	(350)	—	—	—	—	(350)
– business in Argentina[2]	—	(107)	107	—	—	—	—	107
– other strategic transactions	(16)	35	(51)	—	(1)	64	(31)	(83)
1Represents the impact on profit before tax due to strategic transactions, inclusive of the notable items impacts and distorting impact of operating results. This does not represent the profit before tax of each disposed business. In the case of wind-downs, there may be timing differences between the recognition of operating cost impacts and operating revenue impacts. These would arise in the event there is a timing lag between the impact of cost actions and the resultant impact on operating revenue.
21H25 impacts relate to fair value losses on ADRs in Galicia received as part of the sale consideration for our business in Argentina.

Supplementary tables for Wealth
Insurance business performance
The following table provides an analysis of the revenue of our insurance business for the period. It comprises income earned by IWPB insurance manufacturing operations, income earned by wealth insurance distribution channels within our IWPB, Hong Kong and UK business segments, and consolidation adjustments.

Total insurance revenue (constant currency)	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Net fee income	190	154
Insurance service result	1,033	791
– release of contractual service margin	854	728
– risk adjustment release	47	33
– experience variance and other	99	99
– loss from onerous contracts	33	(69)
Investment income	6,018	5,334
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	6,106	5,127
– other investment income/(expense)	(88)	207
Insurance finance expense	(5,838)	(5,349)
Other income	30	259
Revenue[1]	1,433	1,189
1‘Revenue’ of $1.4bn (1H25: $1.2bn) includes $1.4bn earned within IWPB (1H25: $1.1bn) and $0.1bn earned within Hong Kong (1H25: $0.0bn). This comprises revenue from insurance manufacturing operations of $1.2bn (1H25: $1.0bn), and revenue from wealth retail distribution channels and consolidation impacts of
$0.2bn (1H25: $0.2bn).
Total insurance revenue
Revenue of $1.4bn in 1H26 was $0.2bn higher than in 1H25 reflecting the following:
–Insurance service result of $1.0bn in 1H26 increased by $0.2bn compared with 1H25, including the adverse impact of strategic transactions of
$0.1bn, reflecting higher CSM release as a result of strong new business growth in Hong Kong, and the non-recurrence of losses from onerous contracts, primarily in the Chinese mainland.
–Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss of
$6.1bn increased by $1.0bn compared with 1H25 reflecting higher equity valuation gains partly offset by lower returns on fixed income investments as a result of rising market interest rates, primarily in Hong Kong. Other investment income decreased by $0.3bn compared with
1H25, primarily from exchange rate movements.
–This was offset by Insurance finance expense of $5.8bn, which moves inversely with investment income.

HSBC Holdings plc Interim Report 2026 on Form 6-K
33

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
–Other income decreased by $0.2bn from lower gains on reinsurance contracts in Hong Kong, primarily offsetting movements on related insurance contracts.

Insurance key performance metrics	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Annualised new business premiums of insurance manufacturing operations	4,661	3,753
Insurance manufacturing new business contractual service margin	3,031	2,033
Consolidated Group new business contractual service margin	3,432	2,267
Total insurance profit before tax	1,076	777
Net dividends of insurance manufacturing operations	885	262
Insurance equity plus CSM net of tax ø	19,318	18,881
Insurance key performance metrics
Annualised new business premiums (‘ANP’) is used to assess new insurance premiums generated by the business. It is calculated as 100% of annualised first year regular premiums and 10% of single premiums, before reinsurance ceded. ANP in 1H26 increased by 24% compared with
1H25, primarily from strong new business sales in Hong Kong.
Consolidated Group new business contractual service margin reflects new CSM generated in the period through our insurance manufacturing and bank distribution channels. Insurance manufacturing new business CSM increased by $1.0bn compared with 1H25, reflecting strong sales in
Hong Kong and a $0.5bn increase from entering into new third-party reinsurance contracts (30 June 2025: $0.1bn increase). Consolidated Group new business CSM increased by $1.2bn compared with 1H25, reflecting strong sales through our bank distribution channel in Hong Kong.
The stock of insurance manufacturing CSM at 30 June 2026 of $15.7bn (30 June 2025: $13.5bn) reflected a $1.4bn reduction from the classification of our Singapore insurance business to held for sale in 1H26. The stock of consolidated Group CSM after inclusion of our bank distribution channel and other consolidation adjustments stood at $17.2bn at 30 June 2026 (30 June 2025: $15.7bn).
Net dividends of insurance manufacturing operations represents dividends paid to immediate parent companies net of CET1 qualifying injections to fund business growth. Net dividends of insurance manufacturing operations in 1H26 included dividends paid to immediate parent companies of $1.0bn (1H25: $0.4bn) net of CET1 qualifying injections of $0.1bn (1H25: $0.1bn). Net dividends increased by $0.6bn compared with 1H25 due to earlier payment of dividends in 2026.
Insurance equity plus CSM net of tax is a non-GAAP alternative performance measure that provides information about our insurance manufacturing operations’ net asset value plus the future earnings from in-force business. At 30 June 2026, insurance equity plus CSM net of tax was calculated as follows:

Insurance equity plus CSM net of tax
	30 Jun 2026	30 Jun 2025	31 Dec 2025
	$m	$m	$m
Insurance manufacturing operations equity	6,286	7,719	6,715
Insurance manufacturing CSM	15,743	13,466	14,598
CSM deferred tax recognised	(2,711)	(2,304)	(2,513)
Insurance equity plus CSM net of tax ø	19,318	18,881	18,800
Wealth balances
The following table shows our Wealth balances, which include invested assets and Wealth deposits. From 1 January 2026, we have updated the definition of our Wealth balances to exclude Asset Management third-party distribution. This will enhance comparability with industry peers.
Comparative data has been re-presented in the updated definition.

Wealth balances[1]
	At
	30 Jun 2026	30 Jun 2025	31 Dec 2025
	$bn	$bn	$bn
Private Bank invested assets[2]	453	430	465
Retail invested assets	515	455	490
Invested assets[1]	968	885	955
– of which: The Hongkong and Shanghai Banking Corporation Limited	682	592	648
Wealth deposits (Premier and Private Bank)[3]	609	590	608
– of which: The Hongkong and Shanghai Banking Corporation Limited	408	389	407
Total reported wealth balances	1,577	1,475	1,563
– of which: The Hongkong and Shanghai Banking Corporation Limited	1,090	981	1,055
1Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2Private Bank client balances, which comprises invested assets and customer deposits were $554bn (31 December 2025: $566bn; 30 June 2025: $529bn).
3Premier and Private Bank deposits, which include Prestige deposits in Hang Seng Bank, form part of the total IWPB, Hong Kong and UK businesses’ customer accounts balance on page 30.

HSBC Holdings plc Interim Report 2026 on Form 6-K
34

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Business segments
Net new money
Net new money (‘NNM‘) represents our net customer inflows from Private Bank and Retail invested assets and Wealth deposits. It excludes foreign exchange movements and market and other movements not relating to client inflows/outflows, which are reported within ‘foreign exchange and others’ and ‘net market movements’, respectively. This metric excludes net customer inflows from Asset Management third-party distribution. From 1 January 2026, we disclose NNM as our key Wealth metric, offering greater comparability to industry peers. We no longer disclose invested assets as a key metric.

Net new money
	Half- year to
	30 Jun 2026	30 Jun 2025	31 Dec 2025
	$bn	$bn	$bn
Opening balance	1,563	1,359	1,475
Net new money[1]	64	49	37
– of which: net new invested assets	56	29	17
– of which: change in deposits	8	20	20
Net market movements	6	46	45
Foreign exchange and others[2,3]	(56)	21	6
Closing balance	1,577	1,475	1,563

Net new money – The Hongkong and Shanghai Banking Corporation Limited	57	43	30
– of which: net new invested assets	52	28	13
– of which: change in deposits	5	15	17
1Clients’ assets are translated at the average quarterly rates of foreign exchange applicable to the respective quarters, with the effects of currency translation reported separately.
2Includes $18bn from the reclassification to held for sale of Wealth balances associated with the planned sales of HSBC Life Singapore, our retail banking business in Indonesia and our business in Malta, as well as foreign exchange impacts on Wealth deposits.
3Includes cancellation of $25bn of unlisted shares in custody at 31 March 2026, where conversion occurred during the second quarter, noting post-conversion shares are subject to transfer restrictions.
Asset Management: funds under management
In addition to HSBC-distributed assets reported under Wealth balances, Asset Management also manages third-party distributed assets. The table below shows Asset Management’s funds under management, including third-party distributed assets.

Asset Management – reported funds under management
	Half- year to
	30 Jun 2026	30 Jun 2025	31 Dec 2025
	$bn	$bn	$bn
Wealth balances (HSBC distributed assets)	306	270	285
Third-party distributed assets	622	538	581
Total funds under management	928	808	866

Asset Management – invested assets
	Half- year to
	30 Jun 2026	30 Jun 2025	31 Dec 2025
	$bn	$bn	$bn
Opening balance	866	731	808
Net new invested assets	36	31	28
Net market movements, foreign exchange and other movements	26	46	30
Closing balance	928	808	866
– of which: The Hongkong and Shanghai Banking Corporation Limited	279	247	260

HSBC Holdings plc Interim Report 2026 on Form 6-K
35

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities
Legal entities
Analysis of reported results by legal entities

HSBC reported profit/(loss) before tax and balance sheet data
	Half-year to 30 Jun 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	6,055	814	8,744	775	1,003	1,183	798	(1,139)	18,233
Net fee income	872	679	3,811	283	894	346	478	(86)	7,277
Net income from financial instruments held for trading or managed on a fair value basis	266	3,693	5,726	122	432	200	37	44	10,520
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	33	6,024	—	—	28	19	1	6,105
Insurance finance income/(expense)	—	(33)	(5,777)	—	—	(30)	—	2	(5,838)
Insurance service result	—	10	979	—	—	45	—	(1)	1,033
Other income/(expense)	67	97	764	80	267	96	104	(1,063)	412
Net operating income before change in expected credit losses and other credit impairment charges	7,260	5,293	20,271	1,260	2,596	1,868	1,436	(2,242)	37,742
Change in expected credit losses and other credit impairment charges	(518)	(542)	(798)	(125)	(28)	(315)	(28)	1	(2,353)
Net operating income	6,742	4,751	19,473	1,135	2,568	1,553	1,408	(2,241)	35,389
Total operating expenses	(2,842)	(3,605)	(7,773)	(661)	(1,633)	(1,157)	(771)	1,016	(17,426)
Operating profit	3,900	1,146	11,700	474	935	396	637	(1,225)	17,963
Share of profit/(loss) in associates and joint ventures less impairment	—	28	1,197	—	—	9	327	(2)	1,559
Profit before tax	3,900	1,174	12,897	474	935	405	964	(1,227)	19,522
	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	20.0	6.0	66.1	2.4	4.8	2.1	4.9	(6.3)	100.0
Cost efficiency ratio	39.1	68.1	38.3	52.5	62.9	61.9	53.7	45.3	46.2
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	317,625	103,045	492,522	24,921	55,360	24,602	4,030	—	1,022,105
Total assets	487,382	1,019,968	1,621,991	71,896	273,117	51,597	33,934	(121,724)	3,438,161
Customer accounts	373,493	328,018	944,892	39,074	102,418	28,522	11,188	98	1,827,703
Risk-weighted assets[1,2]	165,002	144,610	423,252	29,411	78,317	31,900	59,595	(3,386)	906,417

HSBC Holdings plc Interim Report 2026 on Form 6-K
36

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities

HSBC reported profit/(loss) before tax and balance sheet data (continued)
	Half-year to 30 Jun 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,453	773	8,100	762	1,045	1,080	642	(1,034)	16,821
Net fee income	857	859	3,262	261	731	304	477	(108)	6,643
Net income from financial instruments held for trading or managed on a fair value basis	270	3,433	6,063	169	294	212	103	3	10,547
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit and loss	—	424	4,662	—	—	23	5	(1)	5,113
Insurance finance income/(expense)	—	(482)	(4,834)	—	—	(15)	—	2	(5,329)
Insurance service result	—	90	668	—	—	31	—	(4)	785
Other income/(expense)[3]	63	261	(582)	62	249	30	(60)	(481)	(458)
Net operating income before change in expected credit losses and other credit impairment charges	6,643	5,358	17,339	1,254	2,319	1,665	1,167	(1,623)	34,122
Change in expected credit losses and other credit impairment charges	(340)	(99)	(910)	(48)	(150)	(383)	(13)	2	(1,941)
Net operating income	6,303	5,259	16,429	1,206	2,169	1,282	1,154	(1,621)	32,181
Total operating expenses	(2,685)	(3,806)	(7,303)	(638)	(1,679)	(958)	(686)	733	(17,022)
Operating profit	3,618	1,453	9,126	568	490	324	468	(888)	15,159
Share of profit in associates and joint ventures[3]	—	40	258	—	—	6	349	(2)	651
Profit before tax	3,618	1,493	9,384	568	490	330	817	(890)	15,810
	%	%	%	%	%	%	%	%	%
Share of HSBC’s profit before tax	22.9	9.4	59.4	3.6	3.1	2.1	5.2	(5.7)	100
Cost efficiency ratio	40.4	71.0	42.1	50.9	72.4	57.5	58.8	45.2	49.9
Balance sheet data	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	305,661	107,058	459,814	21,736	57,287	25,074	5,092	—	981,722
Total assets	466,225	987,456	1,455,104	62,470	281,282	49,284	30,587	(118,037)	3,214,371
Customer accounts	371,420	306,014	871,247	35,390	96,145	27,354	11,001	33	1,718,604
Risk-weighted assets[1,2]	158,035	147,816	416,794	25,606	77,352	32,711	53,366	875	886,860
1Risk-weighted assets are non-additive across the principal entities due to market risk diversification effects within the Group.
2Balances are on a third-party Group consolidated basis.
3The amount in 1H25 ‘Other income/(expense)’ includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. In the same period we also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures’.

HSBC Holdings plc Interim Report 2026 on Form 6-K
37

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities
Summary information – legal entities and selected countries/territories

Legal entity reported and constant currency results
	Half-year to 30 Jun 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	7,260	5,293	20,271	1,260	2,596	1,868	1,436	(2,242)	37,742
ECL	(518)	(542)	(798)	(125)	(28)	(315)	(28)	1	(2,353)
Operating expenses	(2,842)	(3,605)	(7,773)	(661)	(1,633)	(1,157)	(771)	1,016	(17,426)
Share of profit in associates and joint ventures less impairment	—	28	1,197	—	—	9	327	(2)	1,559
Profit/(loss) before tax	3,900	1,174	12,897	474	935	405	964	(1,227)	19,522
Loans and advances to customers (net)	317,625	103,045	492,522	24,921	55,360	24,602	4,030	—	1,022,105
Customer accounts	373,493	328,018	944,892	39,074	102,418	28,522	11,188	98	1,827,703
1Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank (‘SAB’))
which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $0.7bn.

Legal entity results: notable items
	Half-year to 30 Jun 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	(264)	52	—	—	—	—	(214)	(426)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	(57)	(53)	—	(4)	—	(3)	(12)	(129)
Restructuring and other related costs[2]	(59)	(19)	(96)	(7)	(22)	(41)	(7)	(67)	(318)
1The amount in 1H26 includes $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in
HSBC Bank Malta p.l.c.
2Amounts relate to organisational simplification provision recognised in 2026.

Selected country/territory results
	Half-year to 30 Jun 2026
	UK1	of which: UK operating banks[2]	Hong Kong	Chinese mainland	US
	$m	$m	$m	$m	$m
Revenue	12,135	10,387	13,168	2,536	2,534
ECL	(1,021)	(1,021)	(565)	(87)	(28)
Operating expenses	(7,513)	(4,682)	(4,828)	(1,802)	(1,633)
Share of profit/(loss) in associates and joint ventures less impairment	28	27	7	1,190	—
Profit before tax	3,629	4,711	7,782	1,837	873
Loans and advances to customers (net)	365,246	365,246	288,978	45,919	55,360
Customer accounts	577,239	577,672	645,920	75,328	102,418
1UK comprises our ring-fenced bank, HSBC UK Bank plc, our UK non-ring-fenced bank in HSBC Bank plc, HSBC Holdings plc and the Group’s UK-based service companies.
2UK operating banks comprises our ring-fenced bank, HSBC UK Bank plc, and our UK non-ring-fenced bank in HSBC Bank plc.

Selected country/territory results: notable items
	Half-year to 30 Jun 2026
	UK	of which: UK operating banks	Hong Kong	Chinese mainland	US
	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(151)	4	6	5	—
Restructuring and other related costs	50	—	3	16	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(38)	(11)	(19)	(6)	(4)
Restructuring and other related costs	(175)	(75)	(56)	(31)	(22)

HSBC Holdings plc Interim Report 2026 on Form 6-K
38

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities

Legal entity reported and constant currency results (continued)
	Half-year to 30 Jun 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– Reported	6,643	5,358	17,339	1,254	2,319	1,665	1,167	(1,623)	34,122
– Currency translation	244	257	7	1	—	238	(20)	(37)	690
– Constant currency	6,887	5,615	17,346	1,255	2,319	1,903	1,147	(1,660)	34,812
ECL
– Reported	(340)	(99)	(910)	(48)	(150)	(383)	(13)	2	(1,941)
– Currency translation	(13)	(6)	(1)	—	—	(54)	1	(1)	(74)
– Constant currency	(353)	(105)	(911)	(48)	(150)	(437)	(12)	1	(2,015)
Operating expenses
– Reported	(2,685)	(3,806)	(7,303)	(638)	(1,679)	(958)	(686)	733	(17,022)
– Currency translation	(101)	(184)	(52)	—	—	(137)	8	37	(429)
– Constant currency	(2,786)	(3,990)	(7,355)	(638)	(1,679)	(1,095)	(678)	770	(17,451)
Share of profit/(loss) in associates and joint ventures
– Reported	—	40	258	—	—	6	349	(2)	651
– Currency translation	—	—	4	—	—	1	(1)	—	4
– Constant currency	—	40	262	—	—	7	348	(2)	655
Profit/(loss) before tax
– Reported	3,618	1,493	9,384	568	490	330	817	(890)	15,810
– Currency translation	130	67	(42)	1	—	48	(12)	(1)	191
– Constant currency	3,748	1,560	9,342	569	490	378	805	(891)	16,001
Loans and advances to customers (net)
– Reported	305,661	107,058	459,814	21,736	57,287	25,074	5,092	—	981,722
– Currency translation	(10,175)	(2,966)	602	(5)	—	2,056	(194)	(1)	(10,683)
– Constant currency	295,486	104,092	460,416	21,731	57,287	27,130	4,898	(1)	971,039
Customer accounts
– Reported	371,420	306,014	871,247	35,390	96,145	27,354	11,001	33	1,718,604
– Currency translation	(12,364)	(8,963)	(1,430)	(18)	—	2,243	(474)	1	(21,005)
– Constant currency	359,056	297,051	869,817	35,372	96,145	29,597	10,527	34	1,697,599
1Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on the Group’s reported profit before tax of $0.8bn and constant currency profit before tax of $0.8bn.

Legal entity results: notable items
	Half-year to 30 Jun 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	(56)	—	—	—	—	—	(83)	(139)
Dilution loss of interest in BoCom associate[2]	—	—	(1,136)	—	—	—	—	—	(1,136)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	1	(166)	(9)	(6)	(17)	—	—	(30)	(227)
Restructuring and other related costs[3]	(82)	(209)	(139)	(13)	(40)	(15)	(28)	(90)	(616)
Impairment loss of interest in BoCom associate[2]	—	—	(1,000)	—	—	—	—	—	(1,000)
1Includes $0.1bn fair value losses on ADRs in Galicia received as a part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
2Includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment loss of interest in BoCom associate.
3Amounts relate to organisational simplification provisions recognised in 2025.

HSBC Holdings plc Interim Report 2026 on Form 6-K
39

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities

Selected country/territory results
	Half-year to 30 Jun 2025
	UK	of which: UK operating banks	Hong Kong	Chinese mainland	US
	$m	$m	$m	$m	$m
Revenue
– Reported	12,189	9,415	12,229	987	2,252
– Currency translation	449	351	(47)	63	—
– Constant currency	12,638	9,766	12,182	1,050	2,252
ECL
– Reported	(370)	(370)	(742)	(77)	(150)
– Currency translation	(14)	(13)	3	(4)	—
– Constant currency	(384)	(383)	(739)	(81)	(150)
Operating expenses
– Reported	(7,394)	(4,652)	(4,567)	(1,551)	(1,679)
– Currency translation	(263)	(175)	17	(93)	—
– Constant currency	(7,657)	(4,827)	(4,550)	(1,644)	(1,679)
Share of profit/(loss) in associates and joint ventures
– Reported	40	40	(12)	203	—
– Currency translation	—	—	—	5	—
– Constant currency	40	40	(12)	208	—
Profit before tax
– Reported	4,465	4,433	6,908	(438)	423
– Currency translation	172	163	(27)	(29)	—
– Constant currency	4,637	4,596	6,881	(467)	423
Loans and advances to customers (net)
– Reported	349,405	349,405	271,663	43,030	57,287
– Currency translation	(11,632)	(11,631)	263	2,411	—
– Constant currency	337,773	337,774	271,926	45,441	57,287
Customer accounts
– Reported	560,768	560,768	589,873	63,098	96,145
– Currency translation	(18,667)	(18,667)	571	3,534	—
– Constant currency	542,101	542,101	590,444	66,632	96,145

Selected country/territory results: notable items
	Half-year to 30 Jun 2025
	UK	of which: UK operating banks	Hong Kong	Chinese mainland	US
	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(87)	—	—	—	—
Restructuring and other related costs	76	—	5	5	—
Dilution loss of interest in BoCom associate	—	—	—	(1,136)	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(10)	1	—	(2)	(4)
Restructuring and other related costs	(281)	(125)	(97)	(33)	(39)
Impairment loss of interest in BoCom associate	—	—	—	(1,000)	—

HSBC Holdings plc Interim Report 2026 on Form 6-K
40

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Legal entities
Analysis by country/territory

Profit/(loss) before tax by country/territory within business segments
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
UK1	(207)	3,321	194	(102)	423	3,629
– of which: HSBC UK Bank plc (ring-fenced bank)	—	3,534	266	60	40	3,900
– of which: HSBC Bank plc (non-ring-fenced bank)	—	—	656	212	(57)	811
– of which: Holdings and other	(207)	(213)	(728)	(374)	440	(1,082)
France	—	—	65	28	(330)	(237)
Germany	—	—	133	—	(30)	103
Hong Kong	5,297	—	1,383	1,282	(180)	7,782
Australia	—	—	268	62	(2)	328
India	1	9	792	39	124	965
Indonesia	—	—	102	(25)	3	80
Chinese mainland	52	—	368	201	1,216	1,837
Malaysia	1	—	215	97	(3)	310
Singapore	—	—	438	346	(10)	774
Taiwan	—	—	192	112	(3)	301
Egypt	—	1	255	66	(4)	318
UAE	—	—	288	96	(27)	357
Saudi Arabia[2]	—	—	12	—	322	334
US	—	—	956	93	(176)	873
Mexico	—	—	248	170	(13)	405
Other[3]	(6)	1	1,341	151	(124)	1,363
Half-year to 30 Jun 2026	5,138	3,332	7,250	2,616	1,186	19,522

UK1	(169)	3,110	263	(57)	1,318	4,465
– of which: HSBC UK Bank plc (ring-fenced bank)	—	3,287	243	48	40	3,618
– of which: HSBC Bank plc (non-ring-fenced bank)	—	—	677	181	(43)	815
– of which: Holdings and other	(169)	(177)	(657)	(286)	1,321	32
France	—	—	122	14	(22)	114
Germany	—	—	59	6	(1)	64
Hong Kong	4,681	—	1,389	986	(148)	6,908
Australia	—	—	239	66	(6)	299
India	(1)	—	767	57	108	931
Indonesia	—	—	111	5	(1)	115
Chinese mainland[4]	20	—	427	8	(893)	(438)
Malaysia	(1)	—	180	83	(6)	256
Singapore	2	—	441	305	(15)	733
Taiwan	—	—	136	78	(3)	211
Egypt	—	—	228	53	(6)	275
UAE	—	—	312	149	(22)	439
Saudi Arabia[2]	—	—	47	—	345	392
US	—	—	476	80	(133)	423
Mexico	—	—	238	122	(30)	330
Other	(3)	—	1,243	137	(1,082)	295
Half-year to 30 Jun 2025	4,529	3,110	6,678	2,092	(599)	15,810
1UK includes results from the ultimate holding company, HSBC Holdings plc, and UK-based service companies.
2Includes the results of HSBC Saudi Arabia and our share of the profits of our associate, SAB.
3Corporate Centre includes the profit and loss impact of inter-company debt eliminations of $(250)m.
4Includes our share of the profits of our associate, BoCom. Amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in
BoCom.

HSBC Holdings plc Interim Report 2026 on Form 6-K
41

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Alternative performance measures
Alternative performance measures
The following tables provide the calculation, definition and reconciliation of alternative performance measures to the closest reported performance measure. For further details and an explanation of their basis of preparation, including constant currency, notable items and material notable items, and the impact of strategic transactions and hyperinflationary accounting, see page 20.

Alternative performance measure	Definition
Reported revenue excluding notable items	Reported revenue after excluding notable items reported under revenue
Reported profit before tax excluding notable items	Reported profit before tax after excluding notable items reported under revenue less notable items reported under operating expenses
Constant currency revenue excluding notable items	Reported revenue excluding notable items and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items	Reported profit before tax excluding notable items and the impact of foreign exchange translation
Constant currency revenue excluding notable items and strategic transactions	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items and strategic transactions	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders

Average ordinary shareholders’ equity
Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Net asset value per ordinary share	Total ordinary shareholders’ equity[1]

Basic number of ordinary shares in issue after deducting own shares held
Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[2]

Basic number of ordinary shares in issue after deducting own shares held
Post-tax return on average total assets	Profit after tax

Average total assets
Average total shareholders’ equity on average total assets	Average total shareholders’ equity

Average total assets
Banking net interest income	Banking net interest income adjusts our reported NII, primarily for the impact of funding trading and fair value activities reported in interest expense and to exclude third-party insurance NII[3]
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers	Annualised constant currency ECL

Constant currency average gross loans and advances to customers
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL

Constant currency average gross loans and advances to customers, including held for sale
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts

Weighted average number of ordinary shares outstanding after deducting own shares held
Multi-jurisdictional client revenue	Total client revenue we generate from clients that hold a relationship with us that generates revenue in more than one market
1Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
2Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
3For details on the calculation of banking NII, see page 23.

HSBC Holdings plc Interim Report 2026 on Form 6-K
42

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Alternative performance measures

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Revenue
Reported	37,742	34,122
Notable items[1]	426	1,275
Reported revenue excluding notable items	38,168	35,397
Currency translation[2]		752
Constant currency revenue excluding notable items	38,168	36,149
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	—	(344)
Constant currency revenue excluding notable items and strategic transactions	38,168	35,805
Profit before tax
Reported	19,522	15,810
Notable items[1]	873	3,118
Reported profit before tax excluding notable items	20,395	18,928
Currency translation[2]		339
Constant currency profit before tax excluding notable items	20,395	19,267
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[3]	—	(195)
Constant currency profit before tax excluding notable items and strategic transactions	20,395	19,072
1For details of notable items, please refer to page 29.
2Currency translation on the reported balance excluding currency translation on notable items.
3For more details of strategic transactions, see ‘Strategic transactions supplementary analysis‘ on page 32.

Return on average ordinary shareholders‘ equity, return on average tangible equity and return on average tangible equity excluding notable items
	Half-year ended
	30 Jun 2026	30 Jun 2025
	$m	$m
Profit after tax
Profit attributable to the ordinary shareholders of the parent company	14,626	11,510
Impairment of goodwill and other intangible assets (net of tax)	36	24
Profit attributable to ordinary shareholders, excluding goodwill and other intangible assets impairment	14,662	11,534
Impact of notable items	752	2,714
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	15,414	14,248
Equity
Average total shareholders’ equity	197,242	189,446
Effect of average preference shares and other equity instruments	(22,212)	(19,501)
Average ordinary shareholders’ equity	175,030	169,945
Effect of goodwill and other intangibles (net of deferred tax)	(12,317)	(11,861)
Average tangible equity	162,713	158,084
Ratio	%	%
Return on average ordinary shareholders’ equity (annualised)	16.9	13.7
Return on average tangible equity (annualised)	18.2	14.7
Return on average tangible equity excluding notable items (annualised)	19.1	18.2
To better align our RoTE excluding notable items measure with market practice, from our 2025 full-year results we no longer adjust the ‘average tangible equity‘ for the post-tax impact of notable items in each period. Comparatives have been re-presented.

HSBC Holdings plc Interim Report 2026 on Form 6-K
43

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Alternative performance measures

Return on average tangible equity by business segment
	Half-year ended 30 Jun 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	5,138	3,332	7,250	2,616	1,186	19,522
Tax expense	(858)	(954)	(1,503)	(519)	(367)	(4,201)
Profit after tax	4,280	2,378	5,747	2,097	819	15,321
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(134)	(146)	(242)	(41)	(132)	(695)
Profit attributable to ordinary shareholders of the parent company	4,146	2,232	5,505	2,056	687	14,626
Other adjustments	109	179	(80)	(20)	(152)	36
Profit attributable to ordinary shareholders	4,255	2,411	5,425	2,036	535	14,662
Impact of notable items	5	5	32	208	502	752
Profit attributable to ordinary shareholders excluding notable items	4,260	2,416	5,457	2,244	1,037	15,414
Average tangible shareholders’ equity	19,375	23,405	58,366	16,544	45,023	162,713
RoTE (%) (annualised)	44.3	20.8	18.7	24.8	2.4	18.2
RoTE (%), excluding notable items (annualised)	44.3	20.8	18.9	27.4	4.6	19.1

	Half-year ended 30 Jun 2025
Profit before tax	4,529	3,110	6,678	2,092	(599)	15,810
Tax expense	(825)	(866)	(1,487)	(434)	243	(3,369)
Profit after tax	3,704	2,244	5,191	1,658	(356)	12,441
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(421)	(111)	(202)	(93)	(104)	(931)
Profit attributable to ordinary shareholders of the parent company	3,283	2,133	4,989	1,565	(460)	11,510
Other adjustments	149	112	(98)	(6)	(133)	24
Profit attributable to ordinary shareholders	3,432	2,245	4,891	1,559	(593)	11,534
Impact of notable items	6	34	269	106	2,299	2,714
Profit attributable to ordinary shareholders excluding notable items	3,438	2,278	5,161	1,665	1,706	14,248
Average tangible shareholders’ equity	20,193	20,125	56,098	18,666	43,002	158,084
RoTE (%) (annualised)	34.3	22.5	17.6	16.8	(2.8)	14.7
RoTE (%), excluding notable items (annualised)	34.3	22.8	18.6	18.0	8.0	18.2

Net asset value and tangible net asset value per ordinary share	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Total shareholders’ equity	196,682	198,225
Preference shares and other equity instruments	(23,708)	(20,716)
Total ordinary shareholders’ equity	172,974	177,509
Goodwill and intangible assets (net of deferred tax)	(12,322)	(12,356)
Tangible ordinary shareholders’ equity	160,652	165,153
Basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,164	17,140
Value per share	$	$
Net asset value per ordinary share	10.08	10.36
Tangible net asset value per ordinary share	9.36	9.64

Post-tax return and average total shareholders’ equity on average total assets	Half-year ended
	30 Jun 2026	30 Jun 2025
	$m	$m
Profit after tax	15,321	12,441
Average total shareholders’ equity	197,242	189,446
Average total assets	3,393,022	3,150,154
Ratios	%	%
Post-tax return on average total assets (annualised)	0.9	0.8
Average total shareholders’ equity to average total assets	5.8	6.0

HSBC Holdings plc Interim Report 2026 on Form 6-K
44

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Alternative performance measures

ECL and other credit impairment charges as % of average gross loans and advances to customers, and other credit impairment charges as %
of average gross loans and advances to customers, including held for sale

	Half-year ended
	30 Jun 2026	30 Jun 2025
	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(2,353)	(1,941)
Currency translation	—	(74)
Constant currency	(2,353)	(2,015)
Average gross loans and advances to customers	1,015,411	962,347
Currency translation	(2,165)	14,978
Constant currency	1,013,246	977,325
Average gross loans and advances to customers, including held for sale	1,020,409	963,813
Currency translation	(2,191)	15,070
Constant currency	1,018,218	978,883
Ratios	%	%
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers	0.47	0.42
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale	0.47	0.42

Target basis operating expenses
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Reported operating expenses	17,426	17,022
Notable items	(447)	(843)
– disposals, acquisitions and related costs	(129)	(227)
– restructuring and other related costs[1]	(318)	(616)
Currency translation[2]	—	410
Excluding the impact of retranslating prior period costs of hyperinflationary economies at constant currency foreign exchange rate	—	18
Target basis operating expenses	16,979	16,607
1Amounts relate to organisational simplification provisions recognised in 2026 and 2025.
2Currency translation on reported operating expenses, excluding currency translation on notable items.

Basic earnings per share excluding material notable items and related impacts
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Profit attributable to shareholders of company	15,259	12,057
Coupon payable on capital securities classified as equity	(633)	(547)
Profit attributable to ordinary shareholders of company	14,626	11,510
Dilution and impairment losses of interest in associate	—	1,988
Impact of disposals, wind-downs, acquisitions & related costs[1]	548	283
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	15,174	13,781

Number of shares
Weighted average basic number of ordinary shares (millions)	17,146	17,646
Basic earnings per share ($)	0.85	0.65
Basic earnings per share excluding material notable items and related impacts ($)	0.88	0.78
11H26 includes $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC
Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in HSBC Bank Malta
p.l.c. 1H25 includes $0.1bn fair value losses on ADRs in Galicia received as part of the sale consideration for HSBC Argentina, which were sold in 2Q25.

Multi-jurisdictional revenue
Multi-jurisdictional revenue is a financial metric we use to assess our ability to drive value from our international network.
In our wholesale businesses, we identify a client as multi-jurisdictional if they hold a relationship with us that generates revenue in any market outside of where the primary relationship is managed. A client is defined as a master group (HSBC’s own client groupings) that includes both the parent and, where relevant, any subsidiaries.
Multi-jurisdictional client revenue is a component of wholesale client revenue and represents the total client revenue we generate from multi-jurisdictional clients. Wholesale client revenue is derived by excluding from wholesale revenue the revenue we generate from client facilitation in Fixed Income, Equities, Commodities and other Global
Markets, as well as other non-client revenue.

Wholesale multi-jurisdictional client revenue
	Half-year to
	30 Jun 2026	30 Jun 2025
	$bn	$bn
Wholesale revenue	21.5	20.3
Allocated revenue and other[1]	(1.0)	(1.2)
Fixed Income, Equities, Commodities, and other Global Markets	(3.9)	(3.7)
Wholesale client revenue	16.6	15.4
– clients banked in multiple jurisdictions (‘multi-jurisdictional’)	10.9	9.6
– domestic only clients	5.7	5.8
1Including allocations of Markets Treasury revenue, HSBC Holdings interest expense and hyperinflationary accounting adjustments, and interest earned on capital held in the business segments.

HSBC Holdings plc Interim Report 2026 on Form 6-K
45

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Risk
We recognise that the primary role of risk management is to help protect our customers, business, colleagues, shareholders and the communities that we serve, while ensuring we are able to support our strategy and provide sustainable growth.
All our people are responsible for the management of risk, with the ultimate supervisory oversight residing with the Board. Our Group Risk and Compliance function, led by the Group Chief Risk and Compliance
Officer, is responsible for the Group’s Risk Management Framework
(‘RMF’). Independent from the business segments, including our sales and trading functions, it provides challenge, oversight and appropriate balance of risk and reward in decision-making.
The RMF sets out our risk management approach across the
organisation and across all risk types, underpinned by our culture and values. It helps us form an enterprise-wide view of the risks we run and the key principles and practices that we employ in managing these risks, both financial and non-financial. It sets out how we identify, assess and manage the risks that matter the most with respect to our ability to operate, grow, and meet external commitments. It translates our strategy, values and commitments into practical actions and risk-
based decisions.
ÑA summary of our current policies and practices regarding the management of risk is set out in the ‘Risk management’ section on pages 119 to 121 of the Annual Report and Accounts 2025 on Form 20-F.

Key developments in the first half of
2026
In the first half of 2026, we continued to manage risks related to macroeconomic and geopolitical uncertainties. We also continued to actively review and develop our RMF, and enhance our approach to managing risk. We retained focus on risk transformation and financial crime, and continued to assess the Group’s operational resilience capability while prioritising the most significant enterprise risks described in our Annual Report and Accounts 2025 on Form 20-F. More
specifically, we sought to enhance our risk management in the following areas:
–We have been advancing our programme aimed at strengthening our global regulatory reporting processes and making them more sustainable, including enhancing data, consistency and controls.
While this programme continues, there may be further impacts on some of our regulatory ratios as we implement recommended
changes and continue to enhance our controls across the process.
–We continued to monitor the effectiveness of delivery across the holistic Group data strategy and sought to enhance our controls to improve the resilience and sustainability of our data risk
environment.
–We enhanced our technology and cybersecurity controls to help improve the resilience and security of our technology services in response to the heightened external threat environment.
–We continued to evaluate and deploy technological solutions to improve our capabilities in the detection and prevention of financial crime.
–We responded to new innovations in the financial system, including growing adoption of digital assets and currencies, as well as the evolving use of AI, and we continued to review and enhance
controls across risk areas to help us and our customers safely benefit from innovation.
–As the Group expands its use of AI, we will maintain human
judgement, human decision-making and human accountability at the core. We progressed the development of an integrated capability model and sought to equip our colleagues with the knowledge and skills to understand, develop and use AI technologies responsibly.
–We continued to prioritise the redevelopment of internal ratings-
based models to meet Basel 3.1 requirements and maintained
implementation of requirements related to the Prudential Regulation
Authority’s (‘PRA’) supervisory statement 1/23 - ‘Model risk management principles for banks’ on track. We also progressed enhancements to the RMF and monitoring processes to help
support responsible adoption and oversight of models using AI or generative AI techniques.
–We continued to enhance our processes, framework and controls to improve the oversight of our third parties. We have strengthened our due diligence and monitoring capabilities with respect to our third parties to better manage our supply chain, and we continued to assess and manage our operational resilience.
–We continued to enhance the way we identify and manage Group climate-related risks, which are embedded across the wider
organisation. This has been achieved through risk policies and the further development of our risk metrics and assessments to help monitor and manage exposures across our organisation.
–We continued to promote our whistleblowing service, HSBC
Confidential, ensuring it is embedded in our speak-up culture.
Continual enhancement is being undertaken to help ensure optimal effectiveness of the service, while maintaining adherence to regulation and legislation.

Credit risk
Overview
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from other products, such as guarantees and credit derivatives or from holding assets in the form of debt securities.
Credit risk in the first half of 2026
There were no material changes to credit risk policy in the first half of
2026.
ÑFor a summary of our current policies and practices for the management of credit risk, see page 140 of the Annual Report and Accounts 2025 on Form 20-F.
At 30 June 2026, gross loans and advances to banks and customers of
$1,144bn increased by $36.8bn on a reported basis compared with
31 December 2025. Gross loans and advances to customers increased by $34.8bn and gross loans and advances to banks increased by
$2.0bn. This included total adverse foreign exchange movements of
$7.2bn.
On a constant currency basis, gross loans and advances to banks and customers increased by $44.0bn compared with 31 December 2025, driven by a $30.8bn rise in wholesale loans and advances to customers and a $10.4bn rise in personal loans and advances to customers. There was also an increase of $2.8bn in loans and advances to banks.
The rise in wholesale loans and advances to customers was driven by an increase in balances in Asia (up $18.4bn), in HSBC UK (up $6.2bn), in the US (up $3.3bn) and in the Middle East (up $2.3bn), across multiple industry sectors.
The rise in personal loans and advances to customers was driven by higher other personal lending in Asia (up $6.0bn), and mortgage growth of $4.7bn, mainly in HSBC UK (up $4.7bn).
At 30 June 2026, the allowance for ECL of $12.4bn increased by
$1.2bn compared with 31 December 2025, including favourable foreign exchange movements of $0.1bn, and write-offs of $1.5bn. The $12.4bn allowance comprised $11.9bn in respect of assets held at amortised cost and $0.5bn in respect of loan commitments and financial guarantees.
On a constant currency basis, the allowance for ECL in relation to personal and wholesale loans and advances to customers increased by
$1.1bn from 31 December 2025. This was attributable to:
–a $1.1bn increase in wholesale loans and advances to customers, which included a $1.0bn increase in stage 3 and a $0.1bn increase in stages 1 and 2; and
–a broadly unchanged allowance for ECL in personal loans and advances to customers across all stages.

HSBC Holdings plc Interim Report 2026 on Form 6-K
46

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The ECL charge for 1H26 was $2.4bn (1H25: $1.9bn), inclusive of recoveries. The ECL charge mainly comprised: $1.6bn in respect of wholesale lending, of which the stage 3 charge was $1.4bn; and
$0.7bn in respect of personal lending, of which $0.4bn was in stage 3.
Wholesale lending charges were recognised mainly in our legal entities in Hong Kong ($0.4bn) and in HSBC Bank plc ($0.5bn). The charge in
1H26 primarily reflected a $0.4bn fraud-related, secondary,
securitisation exposure with a financial sponsor in the UK in our CIB business, as well as an increase in allowances to reflect heightened uncertainty and a deterioration in the forward economic outlook due to the onset of the conflict in the Middle East. Net ECL charges in the
Hong Kong CRE and Chinese mainland CRE sectors were $0.2bn and
$0.1bn, respectively, in 1H26.
ÑFor further details on ECL charges in each of our business segments, see page 29 and the below tables.
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment
	Gross carrying/nominal amount						Allowance for ECL[1]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	234,651	308,282	335,382	155,334	197	1,033,846	(4,156)	(2,107)	(3,870)	(1,571)	(37)	(11,741)
Loans and advances to banks at amortised cost	12,041	5,226	74,326	18,315	631	110,539	(1)	—	(6)	(2)	(1)	(10)
Other financial assets measured at amortised cost	68,365	108,747	657,478	66,270	64,970	965,830	(10)	(6)	(90)	(50)	(1)	(157)
– cash and balances at central banks	5,722	51,489	154,831	15,052	706	227,800	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	45,021	45,021	—	—	—	—	—	—
– reverse repurchase agreements – non-trading	3,492	25,442	274,971	7,264	702	311,871	—	—	—	—	—	—
– financial investments	52,632	28,238	90,552	32,079	14,830	218,331	(1)	(1)	(5)	(4)	—	(11)
– assets held for sale[2]	—	—	4,255	5,209	19	9,483	—	—	(34)	(36)	—	(70)
– other assets[3]	6,519	3,578	132,869	6,666	3,692	153,324	(9)	(5)	(51)	(10)	(1)	(76)
Total on-balance sheet	315,057	422,255	1,067,186	239,919	65,798	2,110,215	(4,167)	(2,113)	(3,966)	(1,623)	(39)	(11,908)
Loan and other credit- related commitments	109,116	105,331	436,660	126,515	795	778,417	(19)	(136)	(209)	(3)	—	(367)
Financial guarantees	517	1,278	15,419	1,670	—	18,884	(1)	(14)	(72)	(1)	—	(88)
Total off-balance sheet[4]	109,633	106,609	452,079	128,185	795	797,301	(20)	(150)	(281)	(4)	—	(455)
At 30 Jun 2026	424,690	528,864	1,519,265	368,104	66,593	2,907,516	(4,187)	(2,263)	(4,247)	(1,627)	(39)	(12,363)

	Fair value						Memorandum allowance for ECL[5]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at FVOCI	132,521	25,841	178,218	49,007	1,244	386,831	(2)	(1)	(20)	(6)	—	(29)

HSBC Holdings plc Interim Report 2026 on Form 6-K
47

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment (continued)
	Gross carrying/nominal amount						Allowance for ECL[1]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	227,608	301,537	318,113	151,657	176	999,091	(3,878)	(1,998)	(3,170)	(1,610)	(36)	(10,692)
Loans and advances to banks at amortised cost	11,696	7,302	67,909	16,630	4,932	108,469	—	—	(4)	(2)	(1)	(7)
Other financial assets measured at amortised cost	57,228	101,338	605,976	59,114	66,670	890,326	(25)	(10)	(68)	(25)	(1)	(129)
– cash and balances at central banks	6,531	49,542	167,889	18,174	723	242,859	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	44,063	44,063	—	—	—	—	—	—
– reverse repurchase agreements – non-trading	5,931	24,847	259,919	6,354	1,341	298,392	—	—	—	—	—	—
– financial investments	38,438	23,602	74,491	28,344	17,226	182,101	(2)	(1)	(4)	(5)	—	(12)
– assets held for sale[2]	—	14	3,229	864	8	4,115	—	—	(18)	(9)	—	(27)
– other assets[3]	6,328	3,333	100,448	5,378	3,309	118,796	(23)	(9)	(46)	(11)	(1)	(90)
Total on-balance sheet	296,532	410,177	991,998	227,401	71,778	1,997,886	(3,903)	(2,008)	(3,242)	(1,637)	(38)	(10,828)
Loan and other credit- related commitments	106,246	100,162	358,554	125,138	692	690,792	(26)	(91)	(195)	(3)	—	(315)
Financial guarantees	588	1,061	14,118	1,709	—	17,476	(1)	(16)	(33)	(1)	—	(51)
Total off-balance sheet[4]	106,834	101,223	372,672	126,847	692	708,268	(27)	(107)	(228)	(4)	—	(366)
At 31 Dec 2025	403,366	511,400	1,364,670	354,248	72,470	2,706,154	(3,930)	(2,115)	(3,470)	(1,641)	(38)	(11,194)

	Fair value						Memorandum allowance for ECL[5]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at FVOCI	130,998	27,795	174,611	48,939	1,225	383,568	(1)	—	(20)	(9)	—	(30)
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2At 30 June 2026, the gross carrying amount comprised $7.0bn of loans and advances to customers and banks (31 December 2025: $3.6bn) and $2.4bn of other financial assets at amortised cost (31 December 2025: $0.5bn). This included the planned sales of our business in Malta ($4.1bn, 31 December 2025: Nil), our custody business in Germany ($0.6bn, 31 December 2025: $0.3bn), our business in Uruguay ($1.4bn, 31 December 2025: $1.4bn) and completion of the sale of our business in South Africa (Nil, 31 December 2025: $0.4bn). The corresponding allowance for ECL comprised $69m of loans and advances to customers and banks (31 December 2025: $27m).
3Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Other assets’ as presented within the summary consolidated balance sheet on page 25 comprises both financial and non-financial assets, including cash collateral and settlement accounts and items in the course of collection from other banks.
4Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5Debt instruments measured at fair value through other comprehensive income (‘FVOCI’) continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

Change in expected credit losses and other credit impairment charges by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
Half-year to	$m	$m	$m	$m	$m	$m
30 Jun 2026	(540)	(505)	(894)	(413)	(1)	(2,353)
31 Dec 2025	(610)	(372)	(400)	(439)	(88)	(1,909)
30 Jun 2025	(858)	(328)	(300)	(453)	(2)	(1,941)

HSBC Holdings plc Interim Report 2026 on Form 6-K
48

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The following table provides an overview of the Group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without a significant increase in credit risk for which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired for which a lifetime ECL is recognised.
–Purchased or originated credit-impaired financial assets (‘POCI’): Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	923,849	85,657	24,004	336	1,033,846	(1,282)	(2,397)	(7,986)	(76)	(11,741)	0.1	2.8	33.3	22.6	1.1
– personal	455,230	22,871	3,911	—	482,012	(690)	(1,233)	(883)	—	(2,806)	0.2	5.4	22.6	—	0.6
– corporate and commercial	369,336	58,416	18,958	143	446,853	(529)	(1,127)	(6,317)	(76)	(8,049)	0.1	1.9	33.3	53.1	1.8
– non-bank financial institutions	99,283	4,370	1,135	193	104,981	(63)	(37)	(786)	—	(886)	0.1	0.8	69.3	—	0.8
Loans and advances to banks at amortised cost	110,258	280	1	—	110,539	(7)	(2)	(1)	—	(10)	—	0.7	100.0	—	—
Other financial assets measured at amortised cost	963,708	1,854	262	6	965,830	(93)	(19)	(45)	—	(157)	—	1.0	17.2	—	—
Loan and other credit-related commitments	757,187	20,282	944	4	778,417	(157)	(103)	(107)	—	(367)	—	0.5	11.3	—	—
– personal	278,508	2,023	89	—	280,620	(20)	(5)	—	—	(25)	—	0.2	—	—	—
– corporate and commercial	248,768	15,851	855	4	265,478	(125)	(94)	(107)	—	(326)	0.1	0.6	12.5	—	0.1
– financial	229,911	2,408	—	—	232,319	(12)	(4)	—	—	(16)	—	0.2	—	—	—
Financial guarantees	16,825	1,802	257	—	18,884	(10)	(12)	(66)	—	(88)	0.1	0.7	25.7	—	0.5
– personal	1,432	—	—	—	1,432	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	10,536	1,522	255	—	12,313	(8)	(12)	(66)	—	(86)	0.1	0.8	25.9	—	0.7
– financial	4,857	280	2	—	5,139	(1)	—	—	—	(1)	—	—	—	—	—
At 30 Jun 2026	2,771,827	109,875	25,468	346	2,907,516	(1,549)	(2,533)	(8,205)	(76)	(12,363)	0.1	2.3	32.2	22.0	0.4

Loans and advances to customers at amortised cost	893,433	80,936	24,389	333	999,091	(1,201)	(2,318)	(7,097)	(76)	(10,692)	0.1	2.9	29.1	22.8	1.1
– personal	446,696	23,887	3,945	—	474,528	(667)	(1,235)	(895)	—	(2,797)	0.1	5.2	22.7	—	0.6
– corporate and commercial	349,763	54,636	19,966	140	424,505	(478)	(1,064)	(5,909)	(75)	(7,526)	0.1	1.9	29.6	53.6	1.8
– non-bank financial institutions	96,974	2,413	478	193	100,058	(56)	(19)	(293)	(1)	(369)	0.1	0.8	61.3	0.5	0.4
Loans and advances to banks at amortised cost	108,336	132	1	—	108,469	(4)	(2)	(1)	—	(7)	—	1.5	100.0	—	—
Other financial assets measured at amortised cost	888,491	1,651	184	—	890,326	(76)	(11)	(42)	—	(129)	—	0.7	22.8	—	—
Loan and other credit-related commitments	669,648	20,488	652	4	690,792	(149)	(97)	(69)	—	(315)	—	0.5	10.6	—	—
– personal	270,494	1,945	92	—	272,531	(22)	(5)	—	—	(27)	—	0.3	—	—	—
– corporate and commercial	255,740	14,649	560	4	270,953	(115)	(88)	(69)	—	(272)	—	0.6	12.3	—	0.1
– financial	143,414	3,894	—	—	147,308	(12)	(4)	—	—	(16)	—	0.1	—	—	—
Financial guarantees	15,913	1,371	192	—	17,476	(8)	(17)	(26)	—	(51)	0.1	1.2	13.5	—	0.3
– personal	1,446	—	—	—	1,446	(1)	—	—	—	(1)	0.1	—	—	—	0.1
– corporate and commercial	10,071	1,287	190	—	11,548	(6)	(17)	(26)	—	(49)	0.1	1.3	13.7	—	0.4
– financial	4,396	84	2	—	4,482	(1)	—	—	—	(1)	—	—	—	—	—
At 31 Dec 2025	2,575,821	104,578	25,418	337	2,706,154	(1,438)	(2,445)	(7,235)	(76)	(11,194)	0.1	2.3	28.5	22.6	0.4
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit-impaired (‘POCI‘).

HSBC Holdings plc Interim Report 2026 on Form 6-K
49

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets by those less than
30 and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30 DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis
	Gross carrying amount				Allowance for ECL				ECL coverage %
	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD[1]	30 and > DPD[1]	Stage 2	Up-to- date	1 to 29 DPD	30 and > DPD
At 30 Jun 2026	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	85,657	82,087	2,225	1,345	(2,397)	(1,922)	(224)	(251)	2.8	2.3	10.1	18.7
– personal	22,871	20,547	1,504	820	(1,233)	(815)	(188)	(230)	5.4	4.0	12.5	28.0
– corporate and commercial	58,416	57,490	546	380	(1,127)	(1,070)	(36)	(21)	1.9	1.9	6.6	5.5
– non-bank financial institutions	4,370	4,050	175	145	(37)	(37)	—	—	0.8	0.9	—	—
Loans and advances to banks at amortised cost	280	280	—	—	(2)	(2)	—	—	0.7	0.7	—	—
Other financial assets measured at amortised cost	1,854	1,772	59	23	(19)	(16)	(2)	(1)	1.0	0.9	3.4	2.6

At 31 Dec 2025
Loans and advances to customers at amortised cost	80,936	77,615	1,894	1,427	(2,318)	(1,837)	(211)	(270)	2.9	2.4	11.1	18.9
– personal	23,887	21,481	1,483	923	(1,235)	(797)	(188)	(250)	5.2	3.7	12.7	27.1
– corporate and commercial	54,636	53,898	400	338	(1,064)	(1,024)	(23)	(17)	1.9	1.9	5.8	5.0
– non-bank financial institutions	2,413	2,236	11	166	(19)	(16)	—	(3)	0.8	0.7	—	1.8
Loans and advances to banks at amortised cost	132	132	—	—	(2)	(2)	—	—	1.5	1.5	—	—
Other financial assets measured at amortised cost	1,651	1,611	21	19	(11)	(10)	—	(1)	0.7	0.6	—	5.3
1The DPD amounts are presented on a contractual basis.
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 30 June 2026.
The quantitative classification shows gross carrying amount and allowances for ECL for which the applicable reporting date probability of default (‘PD’) measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2(j) ‘Summary of material accounting policies’, on page 306 of the Annual Report and
Accounts 2025 on Form 20-F.
The qualitative classification primarily accounts for customer risk rating
(‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
ÑA summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material accounting policies’ on page 306 of the Annual Report and Accounts 2025 on Form 20-F.

Loans and advances to customers and banks[1]
	At 30 Jun 2026					At 31 Dec 2025
	Loans and advances to customers			Loans and advances to banks at amortised cost	Total stage 2	Loans and advances to customers			Loans and advances to banks at amortised cost	Total stage 2
	Personal	Corporate and commercial	Non-bank financial institutions			Personal	Corporate and commercial	Non-bank financial institutions

	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Quantitative	20,897	41,305	2,944	276	65,422	21,339	40,294	1,153	102	62,888
Qualitative	1,894	16,931	1,393	4	20,222	2,442	14,160	1,249	30	17,881
30 DPD backstop[2]	80	180	33	—	293	106	182	11	—	299
Total gross carrying amount	22,871	58,416	4,370	280	85,937	23,887	54,636	2,413	132	81,068

Quantitative	(1,151)	(837)	(16)	(1)	(2,005)	(1,128)	(830)	(10)	—	(1,968)
Qualitative	(74)	(280)	(21)	(1)	(376)	(101)	(230)	(9)	(2)	(342)
30 DPD backstop[2]	(8)	(10)	—	—	(18)	(6)	(4)	—	—	(10)
Total allowance for ECL	(1,233)	(1,127)	(37)	(2)	(2,399)	(1,235)	(1,064)	(19)	(2)	(2,320)

ECL coverage %	5.4	1.9	0.8	0.7	2.8	5.2	1.9	0.8	1.5	2.9
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2Days past due (‘DPD’).

HSBC Holdings plc Interim Report 2026 on Form 6-K
50

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of
significant judgement and estimation. We form multiple scenarios based on economic forecasts and distributional estimates and apply these to credit risk models to estimate future credit losses. The results are then probability-weighted to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
Management judgemental adjustments are used where modelled
allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
Methodology
At 30 June 2026, four scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Scenarios are updated with the latest economic forecasts and distributional estimates in each quarter.
We derive three scenarios, the consensus Upside, Central and
Downside, from external consensus forecasts, market data and distributional estimates that cover the entire range of economic outcomes. These estimates are used as conditioning assumptions in a modelled expansion of other variables to ensure scenarios are economically coherent and internally consistent. The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
The consensus Central scenario is deemed the ‘most likely’ scenario and will, in most circumstances, attract the largest probability weighting. The consensus Upside and Downside scenarios represent short-term cyclical deviations from the Central scenario, where variable paths eventually converge back to long-term trend expectations. They are calibrated to a 10% probability.
The Downside 2 explores a more extreme economic outcome than captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations and may instead explore alternative outcomes. It is calibrated to a 5% probability.
In most circumstances, the alignment of weightings with the calibrated probability of scenarios is deemed appropriate for the unbiased estimation of ECL. However, management may depart from this
probability-based scenario weighting approach when the economic outlook and forecasts are determined to be particularly uncertain and risks are elevated.
In the first quarter of 2026, the start of the conflict in the Middle East prompted the addition of a fifth scenario to supplement the standard four. The Downside 1 scenario was a regional conflict scenario that incorporated a sharp increase in oil prices, leading to higher inflation and a tightening of global financial conditions. Growth in the scenario was weaker than in the Central scenario in our major markets, with the
Middle East particularly adversely affected.
The Downside 1 scenario was introduced because the Central scenario was based on forecasts produced before the conflict began, and because the outer scenarios for most markets were calibrated as demand shocks linked to higher US tariff rates, and therefore did not capture a supply-side energy shock.
During the second quarter of 2026 the Downside 1 scenario was demised as the standard scenarios were assessed to adequately reflect the expected implications and risks from the conflict.
The Central scenario was judged to have been updated to incorporate the anticipated effects of the conflict, while the outer scenarios were adjusted to reflect supply-side shocks, driven by higher energy prices from protracted conflict in the Middle East. In the standard downside scenarios, inflation and interest rates increase relative to the Central scenario.
Scenario weights were also adjusted during the quarter to reflect an assessment that risks around the Central scenario were more
adversely skewed. The Central scenario weighting was left unchanged, but the weighting on the consensus Upside scenario was reduced to reflect the conflict’s likely lasting impact on confidence. The weighting applied to the consensus Downside scenario was increased, given the higher risk of a longer and more damaging conflict than implied by the distribution.
Description of economic scenarios
The economic assumptions presented in this section are formed by
HSBC with reference to external forecasts and estimates for the purpose of calculating ECL.
Forecasts may change and remain subject to uncertainty. Outer scenarios are designed to capture potential crystallisation of key economic and financial risks and alternative paths for economic variables.
The scenarios used to calculate ECL are described below.
The consensus Central scenario
HSBC’s Central scenario reflects the impact of the energy price shock resulting from the conflict in the Middle East. Relative to the fourth quarter of 2025, forecast growth is weaker and inflation is higher.
Policy interest rates are higher across most major markets in 2026–27, reflecting expected central bank tightening in response to higher oil prices and inflation.
The notable exceptions are the Chinese mainland, Hong Kong and the
US, where annual growth forecasts have improved relative to the fourth quarter of 2025, supported by stronger-than-expected recent activity. The improvements to annual forecasts partly reflect base effects rather than a material strengthening of underlying quarter-on-
quarter momentum.
The largest revision is to Hong Kong GDP, reflecting an improvement in first quarter growth driven by a build-up of trade-related inventories.
Activity has also been supported by stronger financial sector performance and a revival in residential real estate transactions.
Global GDP is expected to grow by 2.6% in 2026 in the Central scenario and the average rate of global GDP growth is forecast to be
2.7% over the entire forecast period.
The key features of our Central scenario include:
–Growth is forecast to remain positive across our major markets, but to slow over the remainder of 2026, due to the impact of conflict in the Middle East on confidence and activity. The exception is the
UAE where the economy is assumed to be in recession.
–The price of Brent crude oil is projected to peak in the second quarter of 2026 and is lower over the remainder of the year as the oil market rebalances. The price is forecast to average $91/bbl during 2026 and $80/bbl in 2027.
–Higher energy prices are expected to lift inflation across our major markets, although second-order impacts to wages and service
inflation are assumed to be limited. In most markets, inflation is expected to ease back towards central bank targets in 2027.
–Major central banks are forecast to tighten policy during 2026 to keep inflation expectations anchored. Policy easing is then forecast in 2027, as the energy supply shock unwinds.
–In most markets, unemployment is forecast to rise moderately, consistent with weaker economic growth and subdued business
confidence that constrains hiring.
–House prices in the Chinese mainland are expected to continue to fall. In Hong Kong, house prices are forecast to improve further as buyer interest recovers. In the UK and US, house price growth is projected to remain positive but subdued.
The Central scenario was created from consensus forecasts available at the end of May, and reviewed continually until the end of June 2026.

HSBC Holdings plc Interim Report 2026 on Form 6-K
51

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The following table describes key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario
	3Q26-2Q31 (as at 2Q26)							2026–2030 (as at 4Q25)
	UK	US	Hong Kong	Chinese mainland	France	UAE	Mexico	UK	US	Hong Kong	Chinese mainland	France	UAE	Mexico
GDP (annual average growth rate, %)
2026	0.8	2.1	3.9	4.7	0.7	(0.7)	1.2	1.1	1.9	2.3	4.4	0.9	4.7	1.3
2027	1.2	2.0	2.6	4.4	0.9	7.2	1.8	1.4	2.0	2.3	4.2	1.2	4.1	2.0
2028	1.5	2.1	2.3	4.2	1.2	3.9	2.0	1.5	2.1	2.3	4.0	1.3	3.8	2.2
2029	1.5	2.1	2.2	4.1	1.2	3.7	2.1	1.5	2.1	2.4	3.8	1.3	3.5	2.2
2030	1.5	2.1	2.2	4.0	1.2	3.4	2.2	1.5	2.0	2.4	3.8	1.3	3.5	2.2
5-year average[1]	1.4	2.0	2.4	4.2	1.1	4.0	2.0	1.4	2.0	2.3	4.0	1.2	3.9	2.0
Unemployment rate (%)
2026	5.3	4.4	3.6	5.2	7.9	2.5	2.8	4.9	4.4	3.6	5.2	7.6	2.5	3.2
2027	5.2	4.4	3.4	5.1	7.8	2.2	3.0	4.7	4.3	3.4	5.2	7.6	2.4	3.2
2028	5.0	4.2	3.1	5.1	7.6	2.1	3.0	4.7	4.1	3.1	5.1	7.5	2.4	3.2
2029	4.8	4.2	3.0	5.0	7.5	2.1	3.0	4.7	4.1	3.0	5.0	7.4	2.4	3.1
2030	4.6	4.1	2.9	5.0	7.4	2.0	3.0	4.7	4.1	3.0	5.0	7.4	2.4	3.1
5-year average[1]	4.9	4.2	3.2	5.1	7.6	2.1	3.0	4.7	4.2	3.2	5.1	7.5	2.4	3.2
House prices (annual average growth rate, %)
2026	1.7	1.7	8.1	(5.1)	1.7	2.4	6.6	1.2	1.1	0.5	(1.6)	4.3	5.8	4.8
2027	1.6	1.7	4.2	0.1	4.4	0.4	4.3	2.8	1.9	1.5	2.1	5.0	3.2	4.5
2028	1.8	2.5	4.1	2.5	4.0	2.3	4.5	3.3	2.7	2.5	3.5	4.1	2.3	4.4
2029	2.4	2.8	3.7	3.1	3.1	2.0	4.3	2.7	3.2	2.1	3.4	3.1	2.0	4.3
2030	2.5	3.0	3.3	2.4	2.4	2.1	4.3	2.4	3.2	2.1	2.3	2.2	2.1	4.2
5-year average[1]	2.1	2.5	4.2	1.4	3.3	1.4	4.4	2.5	2.4	1.8	1.9	3.7	3.1	4.4
Inflation (annual average growth rate, %)
2026	3.2	3.4	1.9	1.0	2.0	2.9	4.0	2.5	2.9	1.8	0.7	1.4	2.0	3.7
2027	2.5	2.4	1.8	1.1	1.6	1.8	3.7	2.1	2.3	1.9	1.2	1.7	1.9	3.6
2028	2.0	2.2	2.0	1.4	1.7	1.9	3.5	2.1	2.2	2.0	1.4	2.1	1.9	3.5
2029	2.1	2.2	2.1	1.5	2.0	1.9	3.4	2.0	2.2	2.2	1.5	2.1	2.0	3.4
2030	2.0	2.2	2.2	1.6	1.9	1.8	3.5	2.0	2.2	2.2	1.5	1.9	2.0	3.4
5-year average[1]	2.3	2.4	2.0	1.4	1.9	1.9	3.6	2.2	2.4	2.0	1.3	1.9	1.9	3.5
Central bank policy rate (annual average, %)[2]
2026	3.9	3.7	4.1	3.0	2.3	3.7	6.8	3.5	3.4	3.8	3.0	1.9	3.5	7.0
2027	4.3	3.9	4.3	3.1	2.7	4.0	7.6	3.4	3.1	3.5	3.0	2.0	3.1	7.2
2028	4.1	3.9	4.3	3.1	2.6	3.9	8.3	3.5	3.2	3.6	3.1	2.1	3.3	7.5
2029	4.1	3.9	4.2	3.2	2.7	3.9	8.6	3.7	3.4	3.8	3.1	2.3	3.4	7.7
2030	4.2	3.9	4.3	3.3	2.8	4.0	8.7	3.8	3.6	3.9	3.2	2.5	3.6	7.9
5-year average[1]	4.2	3.9	4.3	3.2	2.7	3.9	8.2	3.6	3.3	3.7	3.1	2.2	3.4	7.5
1The five-year average is calculated over the 20 quarter projection. For the 2Q26 scenario this is from 3Q26 to 2Q31. For the 4Q25 scenario it is from 1Q26 to 4Q30.
2For the Chinese mainland, rate shown is the Loan Prime Rate.

HSBC Holdings plc Interim Report 2026 on Form 6-K
52

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The consensus Upside scenario
Compared with the Central scenario, the consensus Upside scenario features stronger economic activity in the near term, before converging to long-run trend expectations. It incorporates lower unemployment and higher asset prices than in the Central scenario.
The scenario is consistent with a number of key upside risk themes.
These include a de-escalation in geopolitical tensions, a partial rollback of tariff measures, and an improvement in the US-China relationship.
The following table describes key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario (3Q26–2Q31)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.4	(2Q31)	15.3	(2Q31)	19.3	(2Q31)	29.6	(2Q31)	8.1	(2Q31)	40.4	(2Q31)	16.6	(2Q31)
Unemployment rate (%, min)[2]	3.5	(2Q28)	3.6	(2Q28)	2.8	(2Q28)	4.7	(2Q28)	6.9	(2Q28)	1.8	(2Q28)	2.5	(1Q27)
House price index (%, start-to-peak)[1]	17.5	(2Q31)	23.3	(2Q31)	30.4	(2Q31)	12.5	(2Q31)	19.5	(2Q31)	18.3	(2Q31)	29.3	(2Q31)
Inflation rate (YoY % change, min)[3]	1.9	(4Q27)	1.0	(2Q27)	0.4	(2Q27)	0.0	(2Q27)	0.6	(2Q27)	1.4	(1Q27)	2.4	(2Q27)
Central bank policy rate (%, min)[3]	3.8	(3Q26)	3.6	(3Q26)	3.9	(3Q26)	2.9	(1Q27)	2.3	(3Q26)	3.6	(3Q26)	5.7	(4Q26)

Consensus Upside scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.0	(4Q30)	15.2	(4Q30)	20.7	(4Q30)	28.6	(4Q30)	8.5	(4Q30)	29.0	(4Q30)	16.9	(4Q30)
Unemployment rate (%, min)[2]	3.2	(4Q27)	3.5	(4Q27)	2.8	(2Q28)	4.7	(4Q27)	6.6	(4Q27)	2.0	(4Q27)	2.8	(3Q26)
House price index (%, start-to-peak)[1]	20.0	(4Q30)	23.2	(4Q30)	19.4	(4Q30)	14.9	(4Q30)	22.6	(4Q30)	22.2	(4Q30)	29.5	(4Q30)
Inflation rate (YoY % change, max)[3]	3.5	(1Q26)	3.6	(3Q26)	2.9	(2Q26)	1.5	(4Q30)	2.4	(4Q27)	3.1	(2Q26)	4.2	(1Q26)
Central bank policy rate (%, max)[3]	3.9	(1Q26)	3.9	(1Q26)	4.2	(1Q26)	3.4	(1Q27)	2.5	(4Q30)	3.9	(1Q26)	8.1	(4Q30)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment rate in the scenario.
3Lowest/highest projected policy rate and year-on-year percentage change in inflation in the scenario. For the Chinese mainland, the policy rate shown is the Loan
Prime Rate.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of risk themes.
In the second quarter of 2026, these scenarios were designed as supply-side shocks, in which higher energy prices push inflation higher and weaken economic growth.
Key downside risks include:
–a prolonged conflict in the Middle East, damage to regional energy infrastructure and sustained disruption of flows through the Strait of
Hormuz, which would push oil prices and inflation higher;
–an abrupt repricing of risk assets given elevated valuations, particularly in the technology sector, eroding wealth effects and increasing credit risk;
–an intensification of protectionist policies which could reduce investment, disrupt international supply chains and lower trade flows;
–persistent tensions between the US and China, which could weigh on confidence and disrupt global goods trade and supply chains for critical technologies.
The consensus Downside scenario
In the consensus Downside scenario, conflict in the Middle East continues for longer than expected, oil prices rise and economic activity is weaker than in the Central scenario.
In the scenario, GDP growth is weaker than in the Central scenario and our major markets enter into recession where unemployment rises and financial asset prices fall. The scenario assumes a prolonged disruption to oil and gas flows through the Strait of Hormuz, leading to a drawdown in oil inventories and a further rise in oil prices.
Oil prices are expected to peak at around $135/bbl by the end of 2026, with flows through the Strait normalising during 2027. The energy price shock causes inflation to rise sharply, prompting central banks to raise policy rates.
The following table describes key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario (3Q26–2Q31)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.5)	(4Q26)	(0.6)	(1Q27)	(2.6)	(2Q28)	(1.9)	(4Q26)	(0.6)	(1Q27)	(1.5)	(3Q26)	(1.0)	(3Q27)
Unemployment rate (%, max)[2]	6.6	(2Q27)	5.3	(1Q27)	4.7	(2Q27)	6.7	(2Q28)	8.8	(1Q27)	3.0	(4Q26)	3.4	(2Q27)
House price index (%, start-to-trough)[1]	(4.4)	(3Q27)	(3.1)	(3Q27)	0.1	(4Q26)	(6.2)	(4Q27)	0.2	(3Q26)	(6.6)	(4Q26)	0.5	(3Q26)
Inflation rate (YoY % change, max)[3]	4.4	(4Q26)	4.7	(4Q26)	2.7	(2Q27)	2.5	(1Q27)	3.1	(4Q26)	3.4	(3Q26)	5.9	(2Q27)
Central bank policy rate (%, max)[3]	4.4	(1Q27)	4.2	(4Q26)	4.6	(4Q26)	3.4	(2Q31)	2.9	(3Q27)	4.2	(4Q26)	9.3	(1Q27)

Consensus Downside scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.2)	(2Q27)	(0.8)	(3Q26)	(1.7)	(4Q27)	(1.7)	(3Q26)	(0.4)	(3Q26)	0.4	(1Q26)	(1.0)	(1Q27)
Unemployment rate (%, max)[2]	6.2	(4Q26)	5.3	(3Q26)	4.8	(4Q26)	6.8	(4Q27)	8.6	(3Q26)	3.2	(3Q27)	3.8	(3Q26)
House price index (%, start-to-trough)[1]	(4.1)	(1Q27)	(3.1)	(1Q27)	(3.8)	(1Q27)	(5.6)	(1Q27)	0.7	(1Q26)	(3.4)	(2Q26)	0.6	(1Q26)
Inflation rate (YoY % change, min)[3]	1.3	(3Q26)	3.4	(1Q26)	0.1	(4Q26)	(2.9)	(4Q26)	0.4	(4Q26)	0.5	(4Q26)	4.7	(1Q26)
Central bank policy rate (%, min)[3]	2.2	(3Q28)	4.6	(2Q26)	5.0	(2Q26)	1.5	(4Q26)	0.6	(1Q27)	4.6	(2Q26)	9.5	(2Q26)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment rate in the scenario.
3Lowest/highest projected policy rate and year-on-year percentage change in inflation in the scenario. For the Chinese mainland, the policy rate shown is the Loan
Prime Rate.

HSBC Holdings plc Interim Report 2026 on Form 6-K
53

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Downside 2 scenario
The Downside 2 scenario reflects management’s view of the tail of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that lead to a deep global recession, including escalation of geopolitical risks and a more prolonged disruption to energy supply. In this scenario, oil prices are expected to peak at $170 per barrel, consistent with conflict escalation, inventory drawdown and substantial damage to Gulf energy infrastructure. Inflation rises sharply, asset prices fall and unemployment rises quickly.
The economic recovery paths in the Downside 2 scenario are based on how each market has typically recovered from past downturns, and are calibrated to capture both the expected duration of the recovery and the potential for longer-lasting economic effects.
The following table describes key macroeconomic variables in the
Downside 2 scenario.

Downside 2 scenario (3Q26–2Q31)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.4)	(1Q28)	(5.5)	(1Q28)	(9.9)	(2Q28)	(9.3)	(4Q27)	(8.0)	(4Q27)	(10.4)	(4Q27)	(10.4)	(4Q27)
Unemployment rate (%, max)[2]	10.1	(2Q28)	10.6	(4Q28)	7.0	(2Q27)	6.9	(2Q28)	10.5	(1Q28)	4.6	(1Q27)	5.2	(4Q27)
House price index (%, start-to-trough)[1]	(34.0)	(3Q28)	(17.4)	(3Q27)	(11.6)	(3Q29)	(25.3)	(2Q28)	(11.3)	(2Q28)	(46.9)	(3Q28)	0.5	(3Q26)
Inflation rate (YoY % change, max)[3]	6.6	(4Q26)	5.2	(4Q26)	3.7	(4Q26)	2.7	(4Q26)	4.2	(1Q27)	3.9	(3Q26)	5.8	(1Q27)
Central bank policy rate (%, max)[3]	4.7	(4Q26)	4.5	(4Q26)	4.8	(4Q26)	3.5	(4Q26)	3.1	(4Q26)	4.5	(4Q26)	9.5	(4Q26)

Downside 2 scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(5.3)	(2Q27)	(4.5)	(1Q27)	(9.3)	(3Q27)	(6.0)	(1Q27)	(6.2)	(2Q27)	(5.7)	(2Q27)	(10.0)	(1Q27)
Unemployment rate (%, max)[2]	8.9	(2Q27)	9.0	(1Q28)	7.0	(4Q26)	7.0	(4Q27)	10.7	(4Q27)	3.9	(3Q26)	5.2	(2Q27)
House price index (%, start-to-trough)[1]	(24.2)	(4Q27)	(17.1)	(4Q26)	(19.6)	(2Q29)	(23.1)	(4Q27)	(5.9)	(3Q27)	(30.5)	(1Q28)	0.6	(1Q26)
Inflation rate (YoY % change, min)[3]	(1.9)	(4Q26)	4.1	(2Q26)	(1.7)	(2Q27)	(6.5)	(4Q26)	(0.6)	(4Q26)	0.3	(4Q26)	4.8	(1Q26)
Central bank policy rate (%, min)[3]	1.4	(1Q27)	4.7	(2Q26)	5.0	(2Q26)	1.2	(2Q27)	0.1	(4Q26)	4.7	(2Q26)	9.9	(2Q26)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment rate in the scenario.
3 Lowest/highest projected policy rate and year-on-year percentage change in inflation in the scenario. For the Chinese mainland, the policy rate shown is the Loan
Prime Rate.
Scenario weighting
Scenario weightings are set with reference to consensus forecast probability distributions. Management may subsequently vary weights where they assess that the calibration lags more recent events, or that it does not reflect their view of the distribution of economic, financial and geopolitical risks.
During the first quarter of 2026, the use of a fifth scenario, the
Downside 1, to capture the risks associated with conflict in the Middle
East, resulted in the reassignment of weight from the Upside and
Central scenarios. The Downside 1 received a weight of 30%, with the
Upside reduced from 10% to 5% and the Central from 75% to 50%.
The weights assigned to the standard downside scenarios remained unchanged. Although the Downside 1 scenario was discontinued in the second quarter of 2026, scenario weights were adjusted to reflect the higher assessed downside risk relating to the potential duration and impact of conflict in the Middle East.
In the second quarter of 2026, the consensus Upside scenario was assigned a weight of 5% for most of our major markets, down from
10% at 31 December 2025. Management considered the conflict was likely to have an enduring impact on confidence and therefore reduced the likelihood of the Upside scenario.
Although it was noted that the oil price assumption in the Central scenario remained uncertain, the risk was assessed to be adequately addressed in the downside scenarios, in which oil prices are assumed to rise. The weight assigned to the consensus Central scenario was aligned with the calibrated probability of 75%.
The risk of a longer duration conflict and higher oil prices was seen to be higher than implied by the consensus distribution. The weight applied to the consensus Downside scenario was therefore increased to 15% from 10% at 31 December 2025, while the Downside 2
scenario was left unchanged at 5%.
For the UAE, forecasts were assessed to be subject to greater uncertainty and both Central and outer scenario weights were adjusted.
The consensus Upside scenario was assigned a weight of 5%, the consensus Central 65%, the consensus Downside 25%, and the
Downside 2 was assigned 5%.
It was noted that dispersion in the consensus forecast for the UAE had widened significantly, and that the longer publication lag for official data made assessment of current conditions particularly challenging.
Management continued to monitor developments in the Middle East and their implications for economic forecasts, scenarios and weights after 30 June 2026. It was noted that forecasts had remained stable since the scenarios were created and that while the oil price was volatile, its development remained in line with the price assumption underpinning the Central scenario. Renewed hostilities were also seen to affirm the decision to re-weight scenarios in order to better capture the risk of a more prolonged conflict.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Chinese mainland	France	UAE	Mexico
2Q26
Consensus Upside	10	5	5	5	5	5	5	5
Consensus Central	75	75	75	75	75	75	65	75
Consensus Downside	10	15	15	15	15	15	25	15
Downside 2	5	5	5	5	5	5	5	5

4Q25
Consensus Upside	10	10	10	10	10	10	10	10
Consensus Central	75	75	75	75	75	75	75	75
Consensus Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5

HSBC Holdings plc Interim Report 2026 on Form 6-K
54

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in our four largest markets.

Hong Kong

10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
2025
2026
2027
2028
2029
2030
2031
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

UK

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2025
2026
2027
2028
2029
2030
2031
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

Chinese mainland

10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
2025
2026
2027
2028
2029
2030
2031
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.

US

6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
-8.0
2025
2026
2027
2028
2029
2030
2031
Central
Upside
Downside
Downside 2

Note: Real GDP shown as year-on-year percentage change.
Critical estimates and judgements
The IFRS 9 expected credit losses (‘ECL’) calculation involved significant judgements, assumptions and estimates. These included selecting and configuring economic scenarios amid changing economic conditions and risks and estimating their effects on ECL, especially when historical conditions were not fully captured by credit risk models.
How economic scenarios are reflected in ECL
calculations
The methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail portfolios are set out on page 153 of the Annual Report and Accounts 2025 on Form 20-F.
Models are used to reflect economic scenarios in ECL estimates.
These models are based largely on historical observations and correlations with default.
Economic forecasts and ECL model responses to these forecasts are subject to a degree of uncertainty. The models continue to be supplemented by management judgemental adjustments where
required.

HSBC Holdings plc Interim Report 2026 on Form 6-K
55

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Management judgemental adjustments
Details regarding management judgemental adjustments in relation to ECL allowance are on page 153 of the Annual Report and Accounts 2025 on
Form 20-F.

Management judgemental adjustments to ECL[1]
	At 30 Jun 2026			At 31 Dec 2025
	Retail	Wholesale[2]	Total	Retail	Wholesale[2]	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Modelled ECL (A)[3]	2.8	1.9	4.7	2.8	1.8	4.6
Banks, sovereigns, government entities and low-risk counterparties						0.0
Corporate lending adjustments		0.1	0.1		0.1	0.1
Other credit judgements	0.1		0.1	0.1		0.1
Total management judgemental adjustments (B)[4]	0.1	0.1	0.2	0.1	0.1	0.2
Other adjustments (C)[5]	0.0	0.1	0.1	(0.0)	0.1	0.1
Final ECL (A + B + C)[6]	2.9	2.1	5.0	2.9	2.0	4.9
1Management judgemental adjustments presented in the table reflect increases or (decreases) in allowance for ECL, respectively.
2The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
3(A) refers to probability-weighted allowance for ECL before any adjustments are applied.
4(B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/expected credit losses of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model, and/or to any late-breaking events.
5(C) refers to adjustments to allowance for ECL made to address process limitations, data/model deficiencies, and can also include, where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL. At
30 June 2026 a qualitative industry sector framework adjustment increased the wholesale portfolio allowance for ECL by $0.1bn.
6As presented within our internal credit risk governance (see page 140 of the Annual Report and Accounts 2025 on Form 20-F).
In the wholesale portfolio, management judgemental adjustments were an increase to the modelled allowance for ECL of $0.1bn (31 December
2025: $0.1bn increase), due to economic and geopolitical concerns, and potential lagged impacts. This was reflected in specific sectors and geographies. Compared with 31 December 2025, management
judgemental adjustments were stable.
In the retail portfolio, management judgemental adjustments were an increase to the modelled allowance for ECL of $0.1bn at 30 June 2026
(31 December 2025: $0.1bn increase). ‘Other credit judgements’
remained stable compared with 31 December 2025, with market-
specific uncertainties across a number of geographies not individually significant.
Economic scenarios sensitivity analysis of
ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the allowance for ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting allowances.
The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating allowances for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted (stage
3) obligors. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessments of allowances for obligors in default. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail mortgage exposures the sensitivity analysis includes allowance for ECL for defaulted obligors of loans and advances. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
Wholesale and retail ECL sensitivity
The wholesale and retail sensitivity tables present the 100%-weighted results for each of the four scenarios. These exclude portfolios held by the insurance business, private banking and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. In both the wholesale and retail analysis, the comparative period results for the Downside 2 scenario are also not directly comparable with the current period, because they reflect different risks relative to the consensus scenarios for the period end.
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each
scenario.
For both the retail and wholesale portfolios, the gross carrying amount of financial instruments is the same under each scenario. For exposures with similar risk profiles and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.
Wholesale analysis
At 30 June 2026, the highest level of 100% scenario-weighted ECL was observed in the UK and Hong Kong. This higher ECL impact was largely driven by significant exposure in these regions compared with other regions. In the wholesale portfolio, off-balance sheet financial instruments have a lower likelihood to be fully converted to a funded exposure at the point of default, and consequently the ECL sensitivity impact is lower in relation to its nominal amount when compared with an on-balance sheet exposure with a similar risk profile.
The Downside 2 ECL increased by $1.7bn compared with
31 December 2025. The 30 June 2026 Downside 2 scenario reflects a refreshed calibration of credit risks under a higher interest rate environment, with the biggest changes in the UK, Hong Kong and the
UAE. Furthermore, since 31 December 2025, the range of scenarios has widened due to an energy-driven supply shock, with oil prices rising sharply following a major escalation of the conflict in the Middle East. In the recalibrated scenario, the supply shock proves particularly damaging to the UK, Hong Kong and the UAE and drives a deeper economic recession, higher unemployment and a sharper drop in house prices.

HSBC Holdings plc Interim Report 2026 on Form 6-K
56

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Wholesale IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
By geography at 30 Jun 2026[5]	Reported Gross carrying amount[4]	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
	$m	$m	$m	$m	$m	$m
UK	463,607	681	621	527	796	1,657
US	216,936	165	144	112	214	610
Hong Kong	507,393	508	430	295	710	1,513
Chinese mainland	134,513	181	152	103	259	531
Mexico	39,710	59	54	41	68	124
UAE	67,950	120	91	85	172	356
France	197,768	120	112	95	140	245
Other geographies[6]	492,137	272	202	132	406	1,178
Total	2,120,017	2,105	1,807	1,390	2,764	6,214
of which:
Stage 1	1,978,717	799	656	474	968	1,233
Stage 2	141,299	1,307	1,151	916	1,797	4,981

By geography at 31 Dec 2025[5]
UK	465,228	598	571	513	680	1,119
US	208,425	210	194	166	264	563
Hong Kong	472,454	439	401	305	570	1,143
Chinese mainland	133,814	188	176	137	256	397
Mexico	38,076	62	58	47	76	202
UAE	62,827	52	51	47	56	82
France	196,137	121	117	103	139	188
Other geographies[6]	487,987	234	208	158	358	790
Total	2,064,949	1,905	1,778	1,477	2,399	4,485
of which:
Stage 1	1,940,746	690	638	522	830	971
Stage 2	124,203	1,214	1,139	955	1,569	3,514
1Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement uncertainty.
2Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 63.
4Staging refers only to probability-weighted/reported gross carrying amount. Stage allocation of gross exposures varies by scenario, with higher allocation to stage 2 under the Downside 2 scenario.
5Geographies include all legal entities which share a common set of macroeconomic scenarios for the majority of exposures.
6Includes small portfolios that use less complex modelling approaches and are not sensitive to macroeconomic changes.
Retail analysis
At 30 June 2026, the most significant level of allowance for ECL sensitivity was observed in the UK, Mexico and Hong Kong. Mortgages reflected the lowest level of allowance for ECL sensitivity across most markets given the significant levels of collateral relative to the exposure values. Credit cards and other unsecured lending across stages 1 and 2 are more sensitive to economic forecasts and therefore reflected the highest level of allowance for ECL sensitivity during the first half of
2026.
Downside 2 ECL increased by $0.2bn compared with 31 December
2025, primarily in UK unsecured portfolios, reflecting deterioration in the macroeconomic outlook.

HSBC Holdings plc Interim Report 2026 on Form 6-K
57

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Retail IFRS 9 ECL sensitivity to future economic conditions[1]
	At 30 Jun 2026						At 31 Dec 2025
By geography	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL	Reported gross carrying amount	Reported allowance for ECL	Consensus Central scenario allowance for ECL	Consensus Upside scenario allowance for ECL	Consensus Downside scenario allowance for ECL	Downside 2 scenario allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
UK
Mortgages	184,494	113	106	95	121	244	183,128	132	124	117	138	274
Credit cards	8,307	407	401	380	413	507	8,317	356	354	338	355	419
Other	9,706	293	282	257	306	463	9,513	265	261	238	276	370
Mexico
Mortgages	8,528	211	207	200	214	251	8,430	190	188	180	193	237
Credit cards	2,136	368	364	359	368	493	2,322	407	403	398	409	514
Other	3,290	411	411	408	414	565	3,727	437	437	435	442	589
Hong Kong
Mortgages	107,792	2	2	2	3	5	106,736	5	4	3	6	13
Credit cards	9,863	299	291	286	309	467	9,739	313	306	300	324	496
Other	6,269	146	146	142	148	169	6,085	146	137	136	144	173
UAE
Mortgages	2,436	12	11	11	12	22	2,306	6	6	6	6	7
Credit cards	557	55	50	49	63	89	591	39	39	38	40	46
Other	556	17	16	15	19	24	620	12	11	11	12	13
US
Mortgages	15,368	5	5	4	5	8	17,797	4	4	4	5	8
Credit cards	178	15	15	15	15	18	187	14	14	14	14	16
Other geographies
Mortgages	57,204	105	100	96	114	184	56,067	109	106	102	114	175
Credit cards	3,659	169	167	163	170	203	3,834	175	174	173	179	202
Other	2,299	79	78	78	80	91	2,313	78	78	77	78	85
Total	422,642	2,707	2,652	2,560	2,774	3,803	421,712	2,688	2,646	2,570	2,735	3,637
of which: mortgages	375,822	448	431	408	469	714	374,464	446	432	412	462	714
Stage 1	356,882	58	53	46	64	161	353,960	54	53	50	61	161
Stage 2	16,432	105	98	90	114	221	18,056	106	97	88	108	216
Stage 3	2,508	285	280	272	291	332	2,448	286	282	274	293	337
of which: credit cards	24,700	1,313	1,288	1,252	1,338	1,777	24,990	1,304	1,290	1,261	1,321	1,693
Stage 1	20,858	365	355	340	377	624	21,258	353	347	335	366	553
Stage 2	3,557	724	709	688	737	919	3,450	731	723	706	735	913
Stage 3	285	224	224	224	224	234	282	220	220	220	220	227
of which: others	22,120	946	933	900	967	1,312	22,258	938	924	897	952	1,230
Stage 1	19,136	256	250	233	267	495	19,494	253	249	233	265	444
Stage 2	2,378	411	404	388	421	525	2,177	403	393	382	405	494
Stage 3	606	279	279	279	279	292	587	282	282	282	282	292
1Allowance for ECL sensitivities includes defaulted obligors and excludes portfolios utilising less complex modelling approaches.

HSBC Holdings plc Interim Report 2026 on Form 6-K
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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
The ECL impact of the scenarios and management judgemental
adjustments are highly sensitive to movements in economic forecasts.
Based upon the sensitivity tables presented above, if the Group ECL balance (excluding wholesale stage 3, which is assessed individually)
was estimated solely on the basis of the Central scenario, Upside scenario, Downside scenario or the Downside 2 scenario at 30 June
2026, it would increase/(decrease) as presented in the below table.

	Retail[1]	Wholesale[1]
Total Group ECL at 30 Jun 2026	$bn	$bn
Reported ECL	2.7	2.1
Scenarios
100% consensus Central scenario	(0.1)	(0.3)
100% consensus Upside scenario	(0.1)	(0.7)
100% consensus Downside scenario	0.1	0.7
100% Downside 2 scenario	1.1	4.1

Total Group ECL at 31 Dec 2025
Reported ECL	2.7	1.9
Scenarios
100% consensus Central scenario	(0.0)	0.0
100% consensus Upside scenario	(0.1)	(0.3)
100% consensus Downside scenario	0.0	0.6
100% Downside 2 scenario	0.9	2.7
1On the same basis as retail and wholesale sensitivity analysis.
At 30 June 2026, the Group allowance for reported ECL increased in the wholesale portfolio by $0.2bn and remained stable in the retail portfolio, compared with 31 December 2025.
In the retail portfolio the allowance for ECL under the 100% consensus
Downside and Downside 2 scenarios reflected an increase, which was primarily in the UK unsecured portfolios reflecting deterioration in the macroeconomic outlook, compared with 31 December 2025.
In the wholesale portfolio the allowance for reported ECL increased by
$0.2bn versus 31 December 2025, driven by heightened global
macroeconomic risks.
The ECL sensitivity to the 100% consensus Downside and Downside 2 scenarios rose to $0.7bn and $4.1bn respectively. The movement is concentrated in the more severe Downside 2 scenario, where a sustained oil price shock feeds through to elevated policy rates, a deeper contraction and weaker collateral values, with the UK, Hong
Kong and the UAE most exposed.
Reconciliation of changes in gross
carrying/nominal amount and
allowances for loans and advances to
banks and customers
The following disclosure provides a reconciliation by stage of the
Group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating
(‘CRR’)/PD movements of the financial instruments transferring stage.
This is captured, along with other credit quality movements in the
‘changes in risk parameters – credit quality’ line item.
Changes in ‘Net new and further lending/repayments’ represents the impact from volume movements within the Group’s lending portfolio and includes new financial assets originated or purchased, further lending and repayments (including final repayments).

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees

	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2026	1,611,996	(1,362)	102,889	(2,434)	25,234	(7,193)	337	(76)	1,740,456	(11,065)
Transfers of financial instruments:	(29,667)	(335)	25,690	716	3,977	(381)	—	—	—	—
– transfers from stage 1 to stage 2	(68,168)	205	68,168	(205)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	39,640	(515)	(39,640)	515	—	—	—	—	—	—
– transfers to stage 3	(1,495)	7	(3,335)	500	4,830	(507)	—	—	—	—
– transfers from stage 3	356	(32)	497	(94)	(853)	126	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	290	—	(307)	—	(58)	—	—	—	(75)
Changes due to modifications not derecognised	—	—	—	—	(8)	2	—	—	(8)	2
Net new and further lending/ repayments	89,882	(99)	(19,543)	317	(2,488)	531	2	5	67,853	754
Changes to risk parameters – credit quality	—	30	—	(781)	—	(2,344)	—	(4)	—	(3,099)
Changes to models used for ECL calculation	—	3	—	(33)	—	6	—	—	—	(24)
Assets written off	—	—	—	—	(1,462)	1,462	—	—	(1,462)	1,462
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange and others[1]	(16,975)	17	(1,057)	8	(47)	(185)	1	(1)	(18,078)	(161)
At 30 Jun 2026	1,655,236	(1,456)	107,979	(2,514)	25,206	(8,160)	340	(76)	1,788,761	(12,206)
ECL income statement change for the period		224		(804)		(1,863)		1		(2,442)
Recoveries										196
Others										(138)
Total ECL income statement change for the period										(2,384)
1Total includes $4.7bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $52m, reflecting planned business disposals as disclosed in Note 15 on page 100.

HSBC Holdings plc Interim Report 2026 on Form 6-K
59

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)
	At 30 Jun 2026		6 months ended 30 Jun 2026
	Gross carrying/ nominal amount	Allowance for ECL	ECL release/ (charge)
	$m	$m	$m
As above	1,788,761	(12,206)	(2,384)
Other financial assets measured at amortised cost	965,830	(157)	(24)
Non-trading reverse purchase agreement commitments	152,925	—	—
Performance and other guarantees not considered for IFRS 9	—	—	54
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment/Summary consolidated income statement	2,907,516	(12,363)	(2,354)
Debt instruments measured at FVOCI	386,831	(29)	1
Total allowance for ECL/total income statement ECL change for the period	n/a	(12,392)	(2,353)

	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	1,489,687	(1,232)	115,898	(2,674)	23,823	(6,148)	93	(51)	1,629,501	(10,105)
Transfers of financial instruments:	(28,196)	(931)	18,327	2,101	9,869	(1,170)	—	—	—	—
– transfers from stage 1 to stage 2	(134,309)	368	134,309	(368)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	107,223	(1,233)	(107,223)	1,233	—	—	—	—	—	—
– transfers to stage 3	(1,873)	15	(10,260)	1,434	12,133	(1,449)	—	—	—	—
– transfers from stage 3	763	(81)	1,501	(198)	(2,264)	279	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	664	—	(604)	—	(58)	—	—	—	2
Changes due to modifications not derecognised	—	—	—	—	—	—	—	—	—	—
Net new and further lending/repayments	107,733	(178)	(35,843)	614	(6,060)	768	238	2	66,068	1,206
Changes to risk parameters – credit quality	—	390	—	(1,991)	—	(3,737)	—	(24)	—	(5,362)
Changes to models used for ECL calculation	—	(59)	—	272	—	(16)	—	—	—	197
Assets written off	—	—	—	—	(3,569)	3,569	—	—	(3,569)	3,569
Credit-related modifications that resulted in derecognition	—	—	—	—	(88)	9	—	—	(88)	9
Foreign exchange and others[1,2]	42,772	(16)	4,507	(152)	1,259	(410)	6	(3)	48,544	(581)
At 31 Dec 2025	1,611,996	(1,362)	102,889	(2,434)	25,234	(7,193)	337	(76)	1,740,456	(11,065)
ECL income statement change for the period		817		(1,709)		(3,043)		(22)		(3,957)
Recoveries										320
Other										(248)
Total ECL income statement change for the period[2]										(3,885)
1Total includes $6.0bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale, and a corresponding allowance for ECL of $27m, including business disposals as disclosed in Note 23 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 355 of the
Annual Report and Accounts 2025 on Form 20-F.
2This includes $7.2bn of gross carrying loans and advances to customers and corresponding allowance for ECL of $7m in relation to disposal of our retained portfolio of home and other retail loans in France, as disclosed in Note 23 on page 355 of the Annual Report and Accounts 2025 on Form 20-F.

HSBC Holdings plc Interim Report 2026 on Form 6-K
60

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees (continued)
	At 31 Dec 2025		12 months ended 31 Dec 2025
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	$m	$m	$m
As above	1,740,456	(11,065)	(3,885)
Other financial assets measured at amortised cost	890,326	(129)	(29)
Non-trading reverse purchase agreement commitments	75,372	—	—
Performance and other guarantees not considered for IFRS 9	—	—	46
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment/Summary consolidated income statement	2,706,154	(11,194)	(3,868)
Debt instruments measured at FVOCI	383,568	(30)	18
Total allowance for ECL/total income statement ECL change for the period	n/a	(11,224)	(3,850)
Credit quality of financial instruments
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of PD, whereas stages 1 and 2 are determined based on relative deterioration of credit quality since initial recognition.
Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, though typically the lower credit quality bands exhibit a higher proportion in stage 2.
The five credit quality classifications each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the following table.
Personal lending credit quality is disclosed based on a 12-month point-
in-time PD adjusted for multiple economic scenarios. The credit quality classifications for wholesale lending are based on internal credit risk ratings.

Credit quality classification
	Sovereign debt securities and bills	Other debt securities and bills	Wholesale lending and derivatives		Retail lending
	External credit rating	External credit rating	Internal credit rating[1]	12-month regulatory probability of default %	Internal credit rating	12 month probability- weighted PD %[2]
Quality classification
Strong	BBB and above	A- and above	CRR 1 to CRR 2	0 – 0.169	Band 1 and 2	0 – <=0.5
Good	BBB- to BB	BBB+ to BBB-	CRR 3	0.170 – 0.740	Band 3	>0.5 – <=1.5
Satisfactory	BB- to B and unrated	BB+ to B and unrated	CRR 4 to CRR 5	0.741 – 4.914	Band 4 and 5	>1.5 – <=20
Sub-standard	B- to C	B- to C	CRR 6 to CRR 8	4.915 – 99.999	Band 6	>20 – <100
Credit impaired	Default	Default	CRR 9 to CRR 10	100	Band 7	100
1Customer risk rating (‘CRR’).
212-month point-in-time probability-weighted PD.

HSBC Holdings plc Interim Report 2026 on Form 6-K
61

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
	At 30 Jun 2026								At 31 Dec 2025
	Gross carrying/nominal amount						Allowance for ECL	Net	Gross carrying/nominal amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total			Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	563,194	224,358	200,344	21,803	24,147	1,033,846	(11,741)	1,022,105	545,487	215,781	191,839	21,455	24,529	999,091	(10,692)	988,399
– stage 1	554,004	203,968	160,189	5,688	—	923,849	(1,282)	922,567	540,253	194,680	152,578	5,922	—	893,433	(1,201)	892,232
– stage 2	9,190	20,390	39,962	16,115	—	85,657	(2,397)	83,260	5,234	21,101	39,068	15,533	—	80,936	(2,318)	78,618
– stage 3	—	—	—	—	24,004	24,004	(7,986)	16,018	—	—	—	—	24,389	24,389	(7,097)	17,292
– POCI	—	—	193	—	143	336	(76)	260	—	—	193	—	140	333	(76)	257
Loans and advances to banks at amortised cost	99,313	5,991	5,162	72	1	110,539	(10)	110,529	97,524	6,222	4,613	109	1	108,469	(7)	108,462
– stage 1	99,183	5,972	5,033	70	—	110,258	(7)	110,251	97,426	6,215	4,608	87	—	108,336	(4)	108,332
– stage 2	130	19	129	2	—	280	(2)	278	98	7	5	22	—	132	(2)	130
– stage 3	—	—	—	—	1	1	(1)	—	—	—	—	—	1	1	(1)	—
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	836,063	93,151	35,959	389	268	965,830	(157)	965,673	746,697	94,241	48,865	339	184	890,326	(129)	890,197
– stage 1	835,833	92,403	35,200	272	—	963,708	(93)	963,615	746,536	93,759	48,121	75	—	888,491	(76)	888,415
– stage 2	230	748	759	117	—	1,854	(19)	1,835	161	482	744	264	—	1,651	(11)	1,640
– stage 3	—	—	—	—	262	262	(45)	217	—	—	—	—	184	184	(42)	142
– POCI	—	—	—	—	6	6	—	6	—	—	—	—	—	—	—	—
Loan and other credit- related commitments	499,711	168,705	100,155	8,898	948	778,417	(367)	778,050	441,740	146,923	91,400	10,073	656	690,792	(315)	690,477
– stage 1	496,331	164,590	91,296	4,970	—	757,187	(157)	757,030	437,973	143,849	82,145	5,681	—	669,648	(149)	669,499
– stage 2	3,380	4,115	8,859	3,928	—	20,282	(103)	20,179	3,767	3,074	9,255	4,392	—	20,488	(97)	20,391
– stage 3	—	—	—	—	944	944	(107)	837	—	—	—	—	652	652	(69)	583
– POCI	—	—	—	—	4	4	—	4	—	—	—	—	4	4	—	4
Financial guarantees	8,444	3,931	5,668	584	257	18,884	(88)	18,796	7,436	4,145	5,144	559	192	17,476	(51)	17,425
– stage 1	8,386	3,785	4,514	140	—	16,825	(10)	16,815	7,430	4,040	4,351	92	—	15,913	(8)	15,905
– stage 2	58	146	1,154	444	—	1,802	(12)	1,790	6	105	793	467	—	1,371	(17)	1,354
– stage 3	—	—	—	—	257	257	(66)	191	—	—	—	—	192	192	(26)	166
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,006,725	496,136	347,288	31,746	25,621	2,907,516	(12,363)	2,895,153	1,838,884	467,312	341,861	32,535	25,562	2,706,154	(11,194)	2,694,960
Debt instruments at FVOCI[1]
– stage 1	378,772	5,839	6,085	64	—	390,760	(27)	390,733	375,894	2,592	7,015	3	—	385,504	(28)	385,476
– stage 2	55	8	449	142	—	654	(2)	652	56	—	557	283	—	896	(2)	894
– stage 3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	378,827	5,847	6,534	206	—	391,414	(29)	391,385	375,950	2,592	7,572	286	—	386,400	(30)	386,370
1For the purposes of this disclosure, gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying value of debt instruments at FVOCI will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Holdings plc Interim Report 2026 on Form 6-K
62

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Personal lending

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	At 30 Jun 2026								At 31 Dec 2025
	Gross carrying amount				Allowance for ECL				Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	369,250	16,867	2,678	388,795	(62)	(105)	(304)	(471)	365,498	18,148	2,655	386,301	(58)	(109)	(313)	(480)
Credit cards	21,877	3,330	330	25,537	(351)	(722)	(231)	(1,304)	22,781	3,260	373	26,414	(339)	(731)	(231)	(1,301)
Other personal lending	64,103	2,674	903	67,680	(277)	(406)	(348)	(1,031)	58,417	2,479	917	61,813	(270)	(395)	(351)	(1,016)
– other personal lending which is secured	43,942	553	301	44,796	(27)	(17)	(68)	(112)	39,906	517	270	40,693	(24)	(19)	(65)	(108)
– other personal lending which is unsecured	20,161	2,121	602	22,884	(250)	(389)	(280)	(919)	18,511	1,962	647	21,120	(246)	(376)	(286)	(908)
Total	455,230	22,871	3,911	482,012	(690)	(1,233)	(883)	(2,806)	446,696	23,887	3,945	474,528	(667)	(1,235)	(895)	(2,797)
By legal entity
HSBC UK Bank plc	196,272	12,744	1,143	210,159	(221)	(355)	(261)	(837)	191,726	14,515	1,200	207,441	(201)	(315)	(256)	(772)
HSBC Bank plc	15,585	436	340	16,361	(14)	(9)	(96)	(119)	17,416	1,076	365	18,857	(16)	(14)	(107)	(137)
The Hongkong and Shanghai Banking Corporation Limited	208,059	7,631	1,106	216,796	(195)	(417)	(162)	(774)	201,779	6,407	1,108	209,294	(199)	(432)	(170)	(801)
HSBC Bank Middle East Limited	3,928	387	55	4,370	(23)	(43)	(31)	(97)	4,061	134	47	4,242	(18)	(23)	(29)	(70)
HSBC North America Holdings Inc.	19,436	547	421	20,404	(4)	(13)	(14)	(31)	19,607	512	404	20,523	(4)	(12)	(14)	(30)
Grupo Financiero HSBC, S.A. de C.V.	11,562	1,090	842	13,494	(233)	(395)	(316)	(944)	11,705	1,212	817	13,734	(229)	(438)	(316)	(983)
Other trading entities	388	36	4	428	—	(1)	(3)	(4)	402	31	4	437	—	(1)	(3)	(4)
Total	455,230	22,871	3,911	482,012	(690)	(1,233)	(883)	(2,806)	446,696	23,887	3,945	474,528	(667)	(1,235)	(895)	(2,797)

Total personal lending for loan and other credit-related commitments and financial guarantees by stage distribution
	At 30 Jun 2026								At 31 Dec 2025
	Nominal amount				Allowance for ECL				Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
HSBC UK Bank plc	59,858	778	36	60,672	(15)	(5)	—	(20)	55,615	803	43	56,461	(15)	(5)	—	(20)
HSBC Bank plc	1,741	23	—	1,764	—	—	—	—	1,819	28	—	1,847	(1)	—	—	(1)
The Hongkong and Shanghai Banking Corporation Limited	208,044	1,140	51	209,235	(4)	—	—	(4)	204,293	1,025	47	205,365	(5)	—	—	(5)
HSBC Bank Middle East Limited	2,442	11	—	2,453	—	—	—	—	2,542	10	—	2,552	—	—	—	—
HSBC North America Holdings Inc.	2,066	66	2	2,134	—	—	—	—	2,172	75	1	2,248	—	—	—	—
Grupo Financiero HSBC, S.A. de C.V.	5,244	—	—	5,244	(2)	—	—	(2)	4,970	—	—	4,970	(2)	—	—	(2)
Other trading entities	545	5	—	550	—	—	—	—	529	4	1	534	—	—	—	—
Total	279,940	2,023	89	282,052	(21)	(5)	—	(26)	271,940	1,945	92	273,977	(23)	(5)	—	(28)

HSBC Holdings plc Interim Report 2026 on Form 6-K
63

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Wholesale lending

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	369,336	58,416	18,958	143	446,853	(529)	(1,127)	(6,317)	(76)	(8,049)
– agriculture, forestry and fishing	6,282	1,412	384	—	8,078	(11)	(30)	(58)	—	(99)
– mining and quarrying	8,362	203	205	—	8,770	(6)	(4)	(53)	—	(63)
– manufacturing	82,669	9,959	2,399	35	95,062	(97)	(116)	(765)	(21)	(999)
– electricity, gas, steam and air- conditioning supply	19,962	1,107	195	—	21,264	(19)	(15)	(89)	—	(123)
– water supply, sewerage, waste management and remediation	2,496	190	91	—	2,777	(3)	(5)	(31)	—	(39)
– real estate and construction	56,014	20,420	9,498	97	86,029	(101)	(470)	(2,858)	(55)	(3,484)
– of which: commercial real estate	42,077	17,251	8,321	92	67,741	(73)	(398)	(2,205)	(52)	(2,728)
– wholesale and retail trade, repair of motor vehicles and motorcycles	78,974	10,279	2,625	11	91,889	(72)	(111)	(1,206)	—	(1,389)
– transportation and storage	17,936	3,812	298	—	22,046	(28)	(108)	(130)	—	(266)
– accommodation and food	10,320	2,399	1,245	—	13,964	(34)	(62)	(321)	—	(417)
– publishing, audiovisual and broadcasting	26,139	2,427	404	—	28,970	(57)	(56)	(98)	—	(211)
– professional, scientific and technical activities	21,918	2,246	508	—	24,672	(32)	(36)	(207)	—	(275)
– administrative and support services	16,061	2,313	567	—	18,941	(22)	(52)	(331)	—	(405)
– public administration and defence, compulsory social security	14	1	—	—	15	—	—	—	—	—
– education	2,118	240	23	—	2,381	(5)	(11)	(10)	—	(26)
– health and care	4,012	433	89	—	4,534	(7)	(10)	(14)	—	(31)
– arts, entertainment and recreation	1,857	254	114	—	2,225	(5)	(8)	(69)	—	(82)
– other services	6,117	679	202	—	6,998	(28)	(32)	(74)	—	(134)
– activities of households	895	6	—	—	901	—	—	—	—	—
– extra-territorial organisations and bodies activities	213	—	—	—	213	—	—	—	—	—
– government	6,977	36	111	—	7,124	(2)	(1)	(3)	—	(6)
Non-bank financial institutions	99,283	4,370	1,135	193	104,981	(63)	(37)	(786)	—	(886)
Loans and advances to banks	110,258	280	1	—	110,539	(7)	(2)	(1)	—	(10)
At 30 Jun 2026	578,877	63,066	20,094	336	662,373	(599)	(1,166)	(7,104)	(76)	(8,945)

By legal entity
HSBC UK Bank plc	98,877	13,379	3,098	—	115,354	(223)	(357)	(730)	—	(1,310)
HSBC Bank plc	93,698	6,984	2,405	57	103,144	(54)	(105)	(1,131)	(34)	(1,324)
The Hongkong and Shanghai Banking Corporation Limited	305,668	35,122	12,151	81	353,022	(202)	(535)	(4,042)	(38)	(4,817)
HSBC Bank Middle East Limited	27,974	2,511	1,177	5	31,667	(47)	(42)	(664)	(4)	(757)
HSBC North America Holdings Inc.	31,676	3,083	614	193	35,566	(33)	(63)	(171)	—	(267)
Grupo Financiero HSBC, S.A. de C.V.	13,166	1,872	372	—	15,410	(33)	(59)	(191)	—	(283)
Other trading entities	7,740	115	277	—	8,132	(7)	(5)	(175)	—	(187)
Holding companies, shared service centres and intra-Group eliminations	78	—	—	—	78	—	—	—	—	—
At 30 Jun 2026	578,877	63,066	20,094	336	662,373	(599)	(1,166)	(7,104)	(76)	(8,945)

HSBC Holdings plc Interim Report 2026 on Form 6-K
64

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	349,763	54,636	19,966	140	424,505	(478)	(1,064)	(5,909)	(75)	(7,526)
– agriculture, forestry and fishing	6,179	1,058	355	—	7,592	(11)	(26)	(60)	—	(97)
– mining and quarrying	6,109	747	126	—	6,982	(6)	(10)	(70)	—	(86)
– manufacturing	74,321	9,785	2,229	37	86,372	(87)	(132)	(720)	(21)	(960)
– electricity, gas, steam and air- conditioning supply	18,020	1,096	206	—	19,322	(19)	(22)	(85)	—	(126)
– water supply, sewerage, waste management and remediation	2,319	132	112	—	2,563	(3)	(2)	(36)	—	(41)
– real estate and construction	56,041	21,222	10,497	92	87,852	(84)	(449)	(2,679)	(51)	(3,263)
– of which: commercial real estate	41,893	18,183	9,175	87	69,338	(65)	(384)	(2,116)	(45)	(2,610)
– wholesale and retail trade, repair of motor vehicles and motorcycles	74,621	7,387	2,538	11	84,557	(69)	(92)	(1,123)	(3)	(1,287)
– transportation and storage	16,594	3,818	307	—	20,719	(17)	(82)	(75)	—	(174)
– accommodation and food	10,881	2,072	1,436	—	14,389	(31)	(65)	(303)	—	(399)
– publishing, audiovisual and broadcasting	22,860	2,110	377	—	25,347	(52)	(38)	(108)	—	(198)
– professional, scientific and technical activities	22,580	1,923	520	—	25,023	(29)	(36)	(153)	—	(218)
– administrative and support services	16,962	1,993	570	—	19,525	(21)	(53)	(321)	—	(395)
– public administration and defence, compulsory social security	64	—	—	—	64	—	—	—	—	—
– education	1,975	244	40	—	2,259	(5)	(10)	(11)	—	(26)
– health and care	3,982	323	98	—	4,403	(7)	(11)	(14)	—	(32)
– arts, entertainment and recreation	2,074	116	123	—	2,313	(4)	(5)	(42)	—	(51)
– other services	5,764	524	311	—	6,599	(31)	(31)	(106)	—	(168)
– activities of households	835	6	—	—	841	—	—	—	—	—
– extra-territorial organisations and bodies activities	164	—	—	—	164	—	—	—	—	—
– government	7,418	80	121	—	7,619	(2)	—	(3)	—	(5)
Non-bank financial institutions	96,974	2,413	478	193	100,058	(56)	(19)	(293)	(1)	(369)
Loans and advances to banks	108,336	132	1	—	108,469	(4)	(2)	(1)	—	(7)
At 31 Dec 2025	555,073	57,181	20,445	333	633,032	(538)	(1,085)	(6,203)	(76)	(7,902)

By legal entity
HSBC UK Bank plc	98,719	10,488	3,430	—	112,637	(180)	(325)	(753)	—	(1,258)
HSBC Bank plc	98,175	5,582	1,756	58	105,571	(68)	(96)	(611)	(29)	(804)
The Hongkong and Shanghai Banking Corporation Limited	283,206	33,990	12,837	77	330,110	(171)	(480)	(3,694)	(41)	(4,386)
HSBC Bank Middle East Limited	26,643	1,171	1,242	5	29,061	(19)	(31)	(630)	(5)	(685)
HSBC North America Holdings Inc.	28,456	3,518	517	193	32,684	(41)	(100)	(145)	(1)	(287)
Grupo Financiero HSBC, S.A. de C.V.	12,057	2,268	378	—	14,703	(47)	(49)	(190)	—	(286)
Other trading entities	7,727	164	285	—	8,176	(12)	(4)	(180)	—	(196)
Holding companies, shared service centres and intra-Group eliminations	90	—	—	—	90	—	—	—	—	—
At 31 Dec 2025	555,073	57,181	20,445	333	633,032	(538)	(1,085)	(6,203)	(76)	(7,902)

HSBC Holdings plc Interim Report 2026 on Form 6-K
65

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Total wholesale lending for loan and other credit-related commitments and financial guarantees by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	259,304	17,373	1,110	4	277,791	(133)	(106)	(173)	—	(412)
Financial	234,768	2,688	2	—	237,458	(13)	(4)	—	—	(17)
At 30 Jun 2026	494,072	20,061	1,112	4	515,249	(146)	(110)	(173)	—	(429)
By legal entity
HSBC UK Bank plc	51,268	3,462	307	—	55,037	(32)	(16)	(85)	—	(133)
HSBC Bank plc	239,866	5,915	383	4	246,168	(22)	(20)	(21)	—	(63)
The Hongkong and Shanghai Banking Corporation Limited	77,279	5,573	20	—	82,872	(51)	(35)	(3)	—	(89)
HSBC Bank Middle East Limited	8,617	666	73	—	9,356	(11)	(5)	(30)	—	(46)
HSBC North America Holdings Inc.	112,973	4,322	277	—	117,572	(29)	(34)	(25)	—	(88)
Grupo Financiero HSBC, S.A. de C.V.	2,097	20	—	—	2,117	—	—	—	—	—
Other trading entities	1,972	103	52	—	2,127	(1)	—	(9)	—	(10)
At 30 Jun 2026	494,072	20,061	1,112	4	515,249	(146)	(110)	(173)	—	(429)

Corporate and commercial	265,811	15,936	750	4	282,501	(121)	(105)	(95)	—	(321)
Financial	147,810	3,978	2	—	151,790	(13)	(4)	—	—	(17)
At 31 Dec 2025	413,621	19,914	752	4	434,291	(134)	(109)	(95)	—	(338)
By legal entity
HSBC UK Bank plc	49,287	2,566	278	—	52,131	(30)	(17)	(42)	—	(89)
HSBC Bank plc	183,897	5,118	188	4	189,207	(30)	(23)	(17)	—	(70)
The Hongkong and Shanghai Banking Corporation Limited	70,937	4,425	41	—	75,403	(44)	(29)	(6)	—	(79)
HSBC Bank Middle East Limited	9,294	417	29	—	9,740	(3)	(2)	(11)	—	(16)
HSBC North America Holdings Inc.	95,560	7,259	179	—	102,998	(25)	(37)	(18)	—	(80)
Grupo Financiero HSBC, S.A. de C.V.	2,585	41	—	—	2,626	(2)	—	—	—	(2)
Other trading entities	2,061	88	37	—	2,186	—	(1)	(1)	—	(2)
At 31 Dec 2025	413,621	19,914	752	4	434,291	(134)	(109)	(95)	—	(338)
1Included in loan and other credit-related commitments and financial guarantees is $152.9bn (31 December 2025: $75.4bn) relating to unsettled reverse repurchase agreements, which once drawn are classified as ‘Reverse repurchase agreements – non-trading’.
Commercial real estate
Commercial real estate (‘CRE’) lending includes the financing of corporate, institutional and high net worth customers who are investing primarily in income-producing assets and, to a lesser extent, in their construction and development. The portfolio is globally diversified with larger concentrations in Hong Kong, the UK, the Chinese mainland and the US.
Our global exposure is centred largely on cities with economic, political or cultural significance. In more developed markets, our exposure mainly comprises the financing of investment assets, the
redevelopment of existing stock and the augmentation of both commercial and residential markets to support economic and
population growth. In less developed commercial real estate markets, our exposures comprise lending for development assets on relatively short tenors with a particular focus on supporting larger, better capitalised developers involved in residential construction or assets supporting economic expansion.
Excluding adverse foreign exchange movements of $0.4bn, commercial real estate lending decreased by $1.2bn, mainly in our entities in Asia
(down $1.8bn) due to loan repayments.
In the tables below, we have disclosed additional information related to exposures booked in Hong Kong excluding exposures to Chinese mainland borrowers by stage and credit quality. These exposures mostly comprise lending to Hong Kong borrowers and, to a lesser degree, borrowers overseas.

Commercial real estate lending to customers
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to Chinese mainland borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	15,317	3,932	21,111	1,111	188	373	45	42,077	16,310	10,783	10,556
Stage 2	1,998	259	14,648	34	271	41	—	17,251	2,005	13,027	12,753
Stage 3	370	230	7,423	21	228	25	24	8,321	370	7,009	5,989
POCI	—	57	35	—	—	—	—	92	57	22	—
At 30 Jun 2026	17,685	4,478	43,217	1,166	687	439	69	67,741	18,742	30,841	29,298
– of which: forborne loans	518	149	3,313	89	304	63	24	4,460	575	2,778
Allowance for ECL	(201)	(119)	(2,320)	(4)	(57)	(8)	(19)	(2,728)	(236)	(2,087)	(1,331)

HSBC Holdings plc Interim Report 2026 on Form 6-K
66

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Commercial real estate lending to customers (continued)
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to Chinese mainland borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross loans and advances
Stage 1	14,864	3,482	21,777	1,071	237	406	56	41,893	15,654	11,007	10,666
Stage 2	1,956	151	15,245	59	678	94	—	18,183	1,956	13,927	13,652
Stage 3	355	390	8,052	89	238	25	26	9,175	355	7,568	6,306
POCI	—	57	30	—	—	—	—	87	58	25	—
At 31 Dec 2025	17,175	4,080	45,104	1,219	1,153	525	82	69,338	18,023	32,527	30,624
– of which: forborne loans	410	65	3,477	89	314	73	26	4,454	468	2,941
Allowance for ECL	(199)	(124)	(2,150)	(26)	(77)	(10)	(24)	(2,610)	(230)	(1,876)	(1,077)

Commercial real estate gross loans and advances to customers by credit quality
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong	of which: Hong Kong excluding exposure to Chinese mainland borrowers
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Strong	3,974	1,367	8,064	410	—	2	45	13,862	4,357	3,574	3,464
Good	8,587	1,265	13,192	453	—	142	—	23,639	8,678	7,812	7,652
Satisfactory	4,005	1,294	11,482	282	327	249	—	17,639	4,468	9,807	9,663
Sub-standard	749	265	3,021	—	132	21	—	4,188	812	2,617	2,530
Credit impaired	370	287	7,458	21	228	25	24	8,413	427	7,031	5,989
At 30 Jun 2026	17,685	4,478	43,217	1,166	687	439	69	67,741	18,742	30,841	29,298

Strong	4,102	1,055	7,818	327	—	8	56	13,366	4,342	3,501	3,314
Good	7,636	1,195	13,998	473	—	127	—	23,429	7,773	8,438	8,225
Satisfactory	4,482	1,289	12,330	307	559	326	—	19,293	4,895	10,481	10,352
Sub-standard	600	94	2,876	23	356	39	—	3,988	600	2,514	2,427
Credit impaired	355	447	8,082	89	238	25	26	9,262	413	7,593	6,306
At 31 Dec 2025	17,175	4,080	45,104	1,219	1,153	525	82	69,338	18,023	32,527	30,624
The Hong Kong CRE portfolio (excluding exposure to Chinese mainland borrowers) recorded higher ECL allowances in 1H26, reflecting continued pressure on property prices. However, credit migration to the
'credit impaired' category reduced in 1H26 and remained predominantly secured.
'Sub-standard' and 'credit-impaired' exposures decreased to $8.5bn
(31 December 2025: $8.7bn), of which 95% was secured (31
December 2025: 95%). While the weighted average loan to value of
‘credit-impaired’ exposures increased to 82% (31 December 2025:
71%), the unsecured portfolio remained resilient, with 86% of exposures rated ‘strong’ or ‘good’ with limited credit-impaired balances.
Market conditions continued to stabilise in the first half of 2026, supported by activity in the residential sector, selected retail segments and prime office sector locations. Nevertheless, valuation pressures persist, particularly in non-prime segments, resulting in an uneven recovery across the market.
The portfolio continues to be actively managed through enhanced monitoring, regular portfolio reviews and stress testing, with a particular focus on borrowers exhibiting higher refinancing, debt-
servicing or collateral risks.
Refinance risk in commercial real estate
Commercial real estate lending tends to require the repayment of a significant proportion of the principal at maturity. Typically, a customer will arrange repayment through the acquisition of a new loan to settle the existing debt.
Refinance risk is the risk that a customer, being unable to repay the debt on maturity, fails to refinance it at commercial terms. We monitor our commercial real estate portfolio closely, assessing indicators for signs of potential issues with refinancing.

HSBC Holdings plc Interim Report 2026 on Form 6-K
67

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Commercial real estate gross loans and advances to customers maturity analysis
									of which:
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
< 1 year	3,613	1,479	18,872	361	277	176	49	24,827	4,581	14,985
1–2 years	4,338	352	9,810	95	319	18	6	14,938	4,400	7,046
2–5 years	9,040	2,358	12,455	532	88	214	13	24,700	9,066	7,434
> 5 years	694	289	2,080	178	3	31	1	3,276	695	1,376
At 30 Jun 2026	17,685	4,478	43,217	1,166	687	439	69	67,741	18,742	30,841

< 1 year	3,892	1,213	18,961	435	335	209	36	25,081	4,438	14,667
1–2 years	3,800	822	11,251	78	442	74	20	16,487	4,090	7,939
2–5 years	8,776	1,575	12,735	518	373	183	25	24,185	8,784	8,475
> 5 years	707	470	2,157	188	3	59	1	3,585	711	1,446
At 31 Dec 2025	17,175	4,080	45,104	1,219	1,153	525	82	69,338	18,023	32,527

The following table presents the Group’s exposure to borrowers classified in the commercial real estate sector where the ultimate parent is based in the Chinese mainland, as well as all commercial real estate exposures booked on Chinese mainland balance sheets. In addition to CRE as defined in our primary CRE disclosure above, this table includes financing provided to a corporate or financial entity for the purchase or financing of a property that supports the overall operations of the business. This provides a more comprehensive view of our Chinese mainland CRE exposures. The exposures at 30 June
2026 are split by country/territory and credit quality including allowances for ECL by stage.

Chinese mainland commercial real estate
	At 30 Jun 2026				At 31 Dec 2025
	Hong Kong	Chinese mainland	Rest of the Group	Total	Hong Kong	Chinese mainland	Rest of the Group	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers[1]	1,723	3,145	115	4,983	2,079	3,474	118	5,671
Guarantees issued and others[2]	94	13	1	108	105	14	12	131
Total Chinese mainland commercial real estate exposure	1,817	3,158	116	5,091	2,184	3,488	130	5,802
Distribution of Chinese mainland commercial real estate exposure by credit quality
Strong	196	1,538	61	1,795	293	1,818	64	2,175
Good	185	626	—	811	240	583	—	823
Satisfactory	169	398	—	567	154	511	8	673
Sub-standard	101	379	55	535	87	334	57	478
Credit impaired	1,166	217	—	1,383	1,410	242	1	1,653
Total	1,817	3,158	116	5,091	2,184	3,488	130	5,802

Allowance for ECL by credit quality
Strong	—	(3)	—	(3)	—	(2)	—	(2)
Good	—	(4)	—	(4)	—	(4)	—	(4)
Satisfactory	—	(8)	—	(8)	—	(5)	—	(5)
Sub-standard	(4)	(91)	—	(95)	(9)	(99)	(1)	(109)
Credit impaired	(767)	(69)	—	(836)	(799)	(99)	—	(898)
Total	(771)	(175)	—	(946)	(808)	(209)	(1)	(1,018)

Allowance for ECL by stage distribution
Stage 1	—	(8)	—	(8)	—	(4)	—	(4)
Stage 2	(4)	(98)	—	(102)	(9)	(106)	(1)	(116)
Stage 3	(750)	(68)	—	(818)	(783)	(99)	—	(882)
POCI	(17)	(1)	—	(18)	(16)	—	—	(16)
Total	(771)	(175)	—	(946)	(808)	(209)	(1)	(1,018)

ECL coverage %	42.4	5.5	—	18.6	37.0	6.0	0.8	17.6
1Amounts represent gross carrying amount.
2Amounts represent nominal amount for guarantees and other contingent liabilities.

HSBC Holdings plc Interim Report 2026 on Form 6-K
68

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Supplementary information
The following disclosures present wholesale and retail loans and advances to customers at amortised cost by country/territory.

Wholesale lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total	Corporate and commercial	of which: real estate and construction[1]	Non-bank financial institutions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	121,680	23,153	27,254	148,934	(1,324)	(320)	(595)	(1,919)
– of which: HSBC UK Bank plc (ring- fenced bank)	97,618	21,783	11,992	109,610	(1,209)	(284)	(101)	(1,310)
– of which: HSBC Bank plc (non- ring-fenced bank)	24,062	1,370	15,262	39,324	(115)	(36)	(494)	(609)
France	24,039	3,445	11,224	35,263	(437)	(101)	(30)	(467)
Germany	5,097	221	298	5,395	(170)	(1)	(1)	(171)
Hong Kong	121,948	36,119	22,103	144,051	(3,810)	(2,200)	(115)	(3,925)
Australia	14,791	4,584	4,215	19,006	(44)	(9)	(1)	(45)
India	14,987	2,054	6,434	21,421	(49)	(6)	(9)	(58)
Indonesia	3,352	104	620	3,972	(73)	—	(1)	(74)
Chinese mainland	28,095	5,003	12,573	40,668	(310)	(166)	(5)	(315)
Malaysia	5,905	1,082	449	6,354	(35)	(5)	—	(35)
Singapore	19,150	2,922	2,663	21,813	(131)	(50)	(30)	(161)
Taiwan	6,565	61	49	6,614	(2)	—	—	(2)
Egypt	810	33	54	864	(89)	(19)	—	(89)
UAE	16,200	1,740	2,527	18,727	(568)	(307)	(52)	(620)
US	24,972	1,716	10,284	35,256	(257)	(68)	(11)	(268)
Mexico	11,186	604	1,147	12,333	(252)	(34)	(31)	(283)
Other	28,076	3,188	3,087	31,163	(498)	(198)	(5)	(503)
At 30 Jun 2026	446,853	86,029	104,981	551,834	(8,049)	(3,484)	(886)	(8,935)

UK	116,284	21,104	27,232	143,516	(1,270)	(286)	(127)	(1,397)
– of which: HSBC UK Bank plc (ring- fenced bank)	93,186	20,112	11,518	104,704	(1,173)	(253)	(84)	(1,257)
– of which: HSBC Bank plc (non-ring- fenced bank)	23,098	992	15,714	38,812	(97)	(33)	(43)	(140)
France	25,655	4,032	10,556	36,211	(379)	(90)	(28)	(407)
Germany	5,883	431	142	6,025	(175)	(10)	—	(175)
Hong Kong	114,792	37,890	18,591	133,383	(3,515)	(1,991)	(117)	(3,632)
Australia	14,472	4,725	4,627	19,099	(28)	(3)	(1)	(29)
India	13,789	2,131	6,687	20,476	(53)	(5)	(7)	(60)
Indonesia	3,063	172	573	3,636	(74)	—	(1)	(75)
Chinese mainland	27,663	5,254	12,272	39,935	(281)	(197)	(4)	(285)
Malaysia	5,560	1,059	486	6,046	(34)	(7)	—	(34)
Singapore	16,619	2,878	1,912	18,531	(126)	(54)	(1)	(127)
Taiwan	4,685	69	—	4,685	(1)	—	—	(1)
Egypt	806	34	41	847	(111)	(24)	—	(111)
UAE	14,082	1,792	2,714	16,796	(535)	(333)	(42)	(577)
US	22,054	2,355	9,916	31,970	(276)	(80)	(10)	(286)
Mexico	11,655	683	1,133	12,788	(263)	(35)	(23)	(286)
Other	27,443	3,243	3,176	30,619	(405)	(148)	(8)	(413)
At 31 Dec 2025	424,505	87,852	100,058	524,563	(7,526)	(3,263)	(369)	(7,895)
1Real estate lending within this disclosure corresponds solely to the industry of the borrower. ‘Commercial real estate’ on page 65 includes borrowers in multiple industries investing in income-producing assets and, to a lesser extent, their construction and development.

HSBC Holdings plc Interim Report 2026 on Form 6-K
69

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Personal lending – loans and advances to customers at amortised cost by country/territory
	Gross carrying amount				Allowance for ECL
	First lien residential mortgages	Credit cards	Other personal lending	Total	First lien residential mortgages	Credit cards	Other personal lending	Total
	$m	$m	$m	$m	$m	$m	$m	$m
UK	193,404	9,163	16,541	219,108	(125)	(396)	(356)	(877)
– of which: HSBC UK Bank plc (ring-fenced bank)	189,069	9,071	12,019	210,159	(120)	(395)	(322)	(837)
– of which: HSBC Bank plc (non-ring-fenced bank)	4,335	92	4,522	8,949	(5)	(1)	(34)	(40)
France	20	—	4	24	(11)	—	(2)	(13)
Hong Kong	109,482	9,793	30,052	149,327	(2)	(298)	(171)	(471)
Australia	26,813	273	7	27,093	(10)	(7)	—	(17)
India	2,468	320	696	3,484	(3)	(20)	(3)	(26)
Indonesia	—	—	6	6	—	—	(2)	(2)
Chinese mainland	5,077	145	392	5,614	(23)	(20)	(5)	(48)
Malaysia	3,401	1,027	264	4,692	(14)	(42)	(24)	(80)
Singapore	7,169	697	8,651	16,517	—	(37)	(40)	(77)
Taiwan	6,703	503	1,122	8,328	—	(5)	(13)	(18)
Egypt	—	111	283	394	—	(1)	(1)	(2)
UAE	2,587	572	1,015	4,174	(10)	(56)	(23)	(89)
US	19,644	172	587	20,403	(15)	(15)	(2)	(32)
Mexico	8,480	2,179	2,835	13,494	(213)	(375)	(356)	(944)
Other	3,547	582	5,225	9,354	(45)	(32)	(33)	(110)
At 30 Jun 2026	388,795	25,537	67,680	482,012	(471)	(1,304)	(1,031)	(2,806)

UK	191,180	9,083	15,671	215,934	(138)	(345)	(324)	(807)
– of which: HSBC UK Bank plc (ring-fenced bank)	186,776	8,992	11,673	207,441	(134)	(344)	(294)	(772)
– of which: HSBC Bank plc (non-ring-fenced bank)	4,404	91	3,998	8,493	(4)	(1)	(30)	(35)
France	22	—	3	25	(12)	—	(2)	(14)
Hong Kong	108,200	10,379	25,551	144,130	(4)	(311)	(170)	(485)
Australia	25,619	288	19	25,926	(8)	(8)	—	(16)
India	2,344	323	667	3,334	(3)	(20)	(3)	(26)
Indonesia	36	152	58	246	(2)	(8)	(5)	(15)
Chinese mainland	5,417	164	402	5,983	(20)	(22)	(6)	(48)
Malaysia	3,494	1,070	267	4,831	(16)	(38)	(26)	(80)
Singapore	6,776	691	7,415	14,882	—	(38)	(36)	(74)
Taiwan	6,570	437	1,123	8,130	—	(5)	(14)	(19)
Egypt	—	119	278	397	—	(1)	(1)	(2)
UAE	2,456	587	970	4,013	(5)	(39)	(18)	(62)
US	19,773	183	567	20,523	(14)	(14)	(2)	(30)
Mexico	8,390	2,289	3,055	13,734	(192)	(415)	(376)	(983)
Other	6,024	649	5,767	12,440	(66)	(37)	(33)	(136)
At 31 Dec 2025	386,301	26,414	61,813	474,528	(480)	(1,301)	(1,016)	(2,797)

HSBC Holdings plc Interim Report 2026 on Form 6-K
70

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements. This includes the risk of an adverse impact on earnings or capital due to structural and transactional foreign exchange exposures, as well as changes in market interest rates, together with pension risk and insurance risk.
Key developments in the first half of
2026
–Despite a volatile macroeconomic and geopolitical environment, the
Group continues to maintain and benefit from a healthy capital, liquidity and funding position.
–During 1H26, HSBC assessed the impact of the external
environment on our capital and liquidity positions by modelling scenarios linked to conflict in the Middle East, varying in severity and duration, featuring higher oil prices, rising inflation and unemployment, a GDP slowdown and market disruption.
–The CET1 capital impact of the Hang Seng Bank privatisation was a net decrease of 110bps in January 2026 (based on the CET1 capital ratio as at 31 December 2025). The Group’s CET1 ratio for 1H26 is within our medium-term target operating range.
–HSBC is expanding its stablecoin and digital asset offering and we are developing treasury risk frameworks and policies to help support clear governance and the management of liquidity, capital and interest rate risk, helping us to scale activity safely and consistently.
ÑSee page 18 for a summary of key risks including geopolitical and macroeconomic risks that we are managing.
ÑFor quantitative disclosures on capital ratios, own funds and RWAs, see pages 70 to 72. For quantitative disclosures on liquidity and funding metrics, see pages 73 to 74. For quantitative disclosures on interest rate risk in the banking book, see pages 74 to 75.
Capital, liquidity and funding risk
management processes
A summary of our risk management approach and processes is set out on pages 189 to 191 of our Annual Report and Accounts 2025 on Form
20-F.
HSBC Holdings is the provider of minimum requirement for own funds and eligible liabilities (‘MREL’) to its subsidiaries, including equity and non-equity capital. These investments are funded by HSBC Holdings’
own equity capital and MREL-eligible debt. HSBC Holdings seeks to maintain a prudent balance between the composition of its capital and its investments in subsidiaries.
MREL includes own funds and eligible liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure.
As a matter of long-standing policy, HSBC Holdings retains a substantial holdings capital buffer comprising cash and other HQLA, which we seek to manage within our target operating range of $21bn to $26bn.
For a description of our resolution groups and approach to stress testing and resolution planning, see page 190 of the Annual Report and
Accounts 2025 on Form 20-F.
ÑFor details on ‘Regulatory developments’, see our Pillar 3 Disclosures at
30 June 2026, which is expected to be published on or around 10 August
2026, at www.hsbc.com/investors.
Measurement of interest rate risk in the
banking book processes
A summary of our risk management approach and processes is set out on page 190 of our Annual Report and Accounts 2025 on Form 20-F.
ÑFor further details, see the ‘Economic value of equity and net interest income sensitivity’ section in our Pillar 3 Disclosures at 30 June 2026, which is expected to be published on or around 10 August 2026, at
www.hsbc.com/investors.
Capital risk in the first half of 2026
Capital overview

Capital and liquidity adequacy metrics
	At
	30 Jun 2026	31 Dec 2025
Risk-weighted assets (‘RWAs’) ($bn)
Credit risk	707.9	687.0
Counterparty credit risk	48.3	42.4
Market risk	30.6	38.5
Operational risk	119.6	120.7
Total RWAs	906.4	888.6
Capital ($bn)
Common equity tier 1 capital	127.7	132.6
Tier 1 capital	151.3	153.4
Total capital	178.8	182.4
Capital ratios (%)
Common equity tier 1 ratio	14.1	14.9
Tier 1 ratio	16.7	17.3
Total capital ratio	19.7	20.5
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	713.7	702.1
Total net cash outflow ($bn)	534.5	512.1
LCR (%)	134	137
We refer to the UK Capital Requirements Regulation, the PRA
Rulebook and any laws, regulations, requirements, rules, guidelines, standards and policies relating to capital adequacy, leverage and liquidity adopted by the relevant regulators, as applicable, and which are applicable to HSBC as the ‘Prudential rules’. Any references to
European Union (’EU‘) regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018 and as may be subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the Prudential rules. Effective 1 January 2025, the
IFRS 9 transitional arrangements came to an end, followed by the end of the UK Capital Requirements Regulation grandfathering provisions on 28 June 2025. Our capital figures are therefore the same, for both the transitional and end-point basis. The LCR is based on the average value of the preceding 12 months.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.

HSBC Holdings plc Interim Report 2026 on Form 6-K
71

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Own funds

Own funds disclosure
		30 Jun 2026	31 Dec 2025
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	167,958	172,987
28	Total regulatory adjustments to common equity tier 1	(40,266)	(40,394)
29	Common equity tier 1 capital	127,692	132,593
36	Additional tier 1 capital before regulatory adjustments	23,722	20,874
43	Total regulatory adjustments to additional tier 1 capital	(70)	(70)
44	Additional tier 1 capital	23,652	20,804
45	Tier 1 capital	151,344	153,397
51	Tier 2 capital before regulatory adjustments	29,142	30,167
57	Total regulatory adjustments to tier 2 capital	(1,710)	(1,193)
58	Tier 2 capital	27,432	28,974
59	Total capital	178,776	182,371
	Capital ratios	%	%
61	Common equity tier 1 ratio	14.1	14.9
62	Tier 1 ratio	16.7	17.3
63	Total capital ratio	19.7	20.5
*These are references to lines prescribed in the Pillar 3 ‘Own funds disclosure’ template.
At 30 June 2026, our CET1 capital ratio decreased to 14.1% from
14.9% at 31 December 2025, driven by a decrease in CET1 capital of
$4.9bn and an increase in RWAs of $17.8bn. The overall decrease in our CET1 ratio during the period was primarily due to:
–a 1.1 percentage point decrease due to the impact of strategic transactions, mainly the privatisation of Hang Seng Bank;
–a 0.5 percentage point decrease due to higher RWAs excluding foreign exchange translation differences, mainly from asset size, partly offset by methodology and policy changes;
–a 0.1 percentage point decrease mainly due to a fall in the fair value of hold-to-collect-and-sell debt instruments, following higher yields;
and
–a 0.9 percentage point increase in CET1 capital generation, mainly through regulatory profits net of dividends.
At 30 June 2026, our Pillar 2A requirement was equivalent to $23.0bn of RWAs, as per the PRA’s Individual Capital Requirement of 2.5%
based on a point-in-time assessment, of which 1.4% was met by CET1 capital. Throughout the first half of 2026, we complied with the PRA’s regulatory capital adequacy requirements.
Risk-weighted assets

RWAs by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	116.0	134.9	295.1	70.9	91.0	707.9
Counterparty credit risk	0.1	0.1	45.6	1.0	1.5	48.3
Market risk	0.2	0.1	23.3	0.1	6.9	30.6
Operational risk	23.7	21.4	62.3	17.3	(5.1)	119.6
At 30 Jun 2026	140.0	156.5	426.3	89.3	94.3	906.4
At 31 Dec 2025	136.2	149.6	415.4	89.9	97.5	888.6

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	140.7	68.2	330.4	20.4	63.5	24.3	49.5	10.9	707.9
Counterparty credit risk	0.3	27.2	12.4	0.9	4.0	0.7	2.8	—	48.3
Market risk[2]	0.2	26.2	17.4	3.0	2.5	0.6	1.5	1.5	30.6
Operational risk	23.8	23.0	63.1	5.1	8.3	6.3	5.8	(15.8)	119.6
At 30 Jun 2026	165.0	144.6	423.3	29.4	78.3	31.9	59.6	(3.4)	906.4
At 31 Dec 2025	158.0	146.0	411.8	27.2	74.0	32.5	57.0	2.1	888.6
1Balances are on a third-party Group consolidated basis.
2Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.

HSBC Holdings plc Interim Report 2026 on Form 6-K
72

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc[2]	The Hongkong and Shanghai Banking Corporation Limited[2]	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2026	157.9	121.1	392.9	24.8	71.2	31.9	54.9	(4.6)	38.5	888.6
Asset size	6.9	3.7	20.5	1.5	3.3	(1.3)	3.8	0.6	(7.8)	31.2
Asset quality	1.9	0.5	(3.9)	0.3	1.7	—	(0.2)	—	—	0.3
Model updates	0.4	0.2	(0.5)	—	—	—	—	—	—	0.1
Methodology and policy	(0.3)	(3.9)	0.3	(0.2)	(0.4)	(0.1)	—	(0.8)	(0.1)	(5.5)
Acquisitions and disposals[2]	—	(1.5)	(2.1)	—	—	—	—	—	—	(3.6)
Foreign exchange movements[3]	(2.0)	(1.7)	(1.3)	—	—	0.8	(0.4)	(0.1)	—	(4.7)
Total RWA movement	6.9	(2.7)	13.0	1.6	4.6	(0.6)	3.2	(0.3)	(7.9)	17.8
RWAs at 30 Jun 2026	164.8	118.4	405.9	26.4	75.8	31.3	58.1	(4.9)	30.6	906.4

RWA movement by business segment by key driver
	Credit risk, counterparty credit risk and operational risk
	Hong Kong	UK	CIB	IWPB[2]	Corporate Centre[2]	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2026	135.6	149.6	390.9	89.6	84.4	38.5	888.6
Asset size	6.2	6.1	20.7	0.5	5.5	(7.8)	31.2
Asset quality	(2.8)	2.3	1.2	(0.3)	(0.1)	—	0.3
Model updates	(0.5)	0.4	0.2	—	—	—	0.1
Methodology and policy	1.8	(0.1)	(6.7)	0.5	(0.9)	(0.1)	(5.5)
Acquisitions and disposals[2]	—	—	(0.9)	(1.1)	(1.6)	—	(3.6)
Foreign exchange movements[3]	(0.5)	(1.9)	(2.4)	—	0.1	—	(4.7)
Total RWA movement	4.2	6.8	12.1	(0.4)	3.0	(7.9)	17.8
RWAs at 30 Jun 2026	139.8	156.4	403.0	89.2	87.4	30.6	906.4
1Balances are on a third-party Group consolidated basis.
2Includes changes in the allocation of $0.5bn significant investment RWAs from HSBC Bank plc to The Hongkong and Shanghai Banking Corporation Limited,
following the disposal of the UK life insurance business.
3Credit risk foreign exchange movements in this disclosure are computed by retranslating the RWAs into US dollars based on the underlying transactional currencies and other movements in the table are presented on a constant currency basis.
During the first half of the year, RWAs increased by $17.8bn, mainly driven by asset size movements in credit risk RWAs, partly offset by a decrease in market risk RWAs. Additionally there were decreases in
RWAs due to methodology and policy changes, foreign currency translation differences and strategic transactions.
Asset size
In CIB, RWAs increased by $20.7bn, largely reflecting lending growth in
Asia and the US, higher securities financing transactions and derivatives driven by growth in client business, and increased mark to market movements in HSBC Bank plc and Asia.
In our Hong Kong business segment, RWAs increased by $6.2bn due to higher corporate and retail lending.
In our UK business segment, RWAs rose by $6.1bn, primarily due to continued growth in corporate lending and retail mortgages.
In Corporate Centre, RWAs increased by $5.5bn, mainly driven by higher corporate lending in SAB and an increase in the value of recognised significant investments in financial sector entities.
Market risk RWAs decreased by $7.8bn largely due to the impact of approximately $7bn from the reversal of foreign exchange (‘FX’) hedges associated with the privatisation of Hang Seng Bank.
Asset quality
The $0.3bn increase in RWAs resulted from portfolio mix changes, credit risk migrations in our UK business and credit quality changes to our securitisation exposures in CIB, offset by credit quality improvements and portfolio mix changes in our Hong Kong business.
Acquisitions and disposals
RWAs decreased by $3.6bn as a result of increased threshold
deductions from CET1 capital due to the privatisation of Hang Seng
Bank and the sales of our business in South Africa and our retail banking business in Sri Lanka.
Methodology and policy
The $5.5bn decrease in RWAs was primarily due to credit risk parameter changes, including methodology changes to our undrawn exposures within our CIB business. This was partly offset by risk parameter updates in our Hong Kong business.
Leverage ratio

	At
	30 Jun 2026	31 Dec 2025
	$bn	$bn
Tier 1 capital (leverage)	151.3	153.4
Total leverage ratio exposure	3,076.2	2,877.1
	%	%
Leverage ratio	4.9	5.3
Our leverage ratio was 4.9% at 30 June 2026, down from 5.3% at
31 December 2025. The increase in leverage exposures, driven by growth in the balance sheet, led to a 0.3 percentage point fall in the leverage ratio. This was further compounded by a 0.1 percentage point impact from lower tier 1 capital.
At 30 June 2026, our UK minimum leverage ratio requirement was
3.25%, with an additional buffer of 1.0%, comprising a 0.7% additional leverage ratio buffer and a 0.3% countercyclical leverage ratio buffer.
These buffers translated into capital values of $21.5bn and $9.2bn respectively. We exceeded these leverage requirements throughout
1H26.

HSBC Holdings plc Interim Report 2026 on Form 6-K
73

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Liquidity and funding risk in the first half of 2026
Liquidity metrics
At 30 June 2026, all of the Group’s material operating entities were above the required regulatory minimum liquidity and funding levels.
There have been no material changes to liquidity and funding risk methodology in the first half of 2026. See page 194 of our Annual Report and
Accounts 2025 on Form 20-F for further details.

Operating entities’ liquidity
	At 30 Jun 2026				At 31 Dec 2025
	LCR[1]	HQLA	Net outflows	NSFR[1]	LCR[1]	HQLA	Net outflows	NSFR[1]
	%	$bn	$bn	%	%	$bn	$bn	%
HSBC UK Bank plc (ring-fenced bank)[2]	160	121	75	143	175	124	71	146
HSBC Bank plc (non-ring-fenced bank)[3]	139	150	107	112	148	145	99	114
The Hongkong and Shanghai Banking Corporation Limited – Hong Kong branch[4]	167	168	101	119	189	170	90	125
HSBC Singapore[5]	203	36	18	153	228	37	16	168
Hang Seng Bank	288	63	22	180	322	64	20	184
HSBC Bank China	229	30	13	170	203	26	13	153
HSBC Bank USA	166	82	50	123	167	84	50	129
HSBC Continental Europe	151	107	71	156	147	100	68	148
HSBC Bank Middle East Ltd – UAE branch	233	17	7	154	232	16	7	152
HSBC Bank Mexico	170	9	5	116	166	9	5	110
1The LCR and net stable funding ratios (‘NSFR’) presented in the above table are based on average values. The LCR is the average of the preceding 12 months.
The NSFR is the average of the preceding four quarters. LCR details are based on local regulations wherever applicable except the LCR for our UAE branch, which is reported on a PRA basis. NSFR details are reported based on the PRA’s NSFR rules.
2HSBC UK Bank plc refers to the HSBC UK liquidity group, which comprises four legal entities: HSBC UK Bank plc, Marks and Spencer Financial Services Limited, HSBC
Private Bank (UK) Limited and HSBC Innovation Bank Limited, managed as a single operating entity, in line with the application of UK liquidity regulation as agreed with the
PRA.
3HSBC Bank plc includes overseas branches and special purpose entities consolidated by HSBC for financial statements purposes.
4The Hongkong and Shanghai Banking Corporation Limited – Hong Kong branch represents the material activities of The Hongkong and Shanghai Banking
Corporation Limited. It is monitored and controlled for liquidity and funding risk purposes as a stand-alone operating entity.
5HSBC Singapore includes HSBC Bank (Singapore) Limited and The Hongkong and Shanghai Banking Corporation Limited – Singapore branch. Liquidity and funding risk is monitored and controlled at country level in line with the local regulator’s approval.
Consolidated liquidity metrics
Liquidity coverage ratio
At 30 June 2026, the average HQLA held at entity level amounted to
$867bn (31 December 2025: $862bn), an increase of $5bn. The Group consolidation methodology includes a deduction to reflect the impact of limitations in the transferability of entity liquidity around the Group. This resulted in an adjustment of $153bn to liquidity coverage ratio (‘LCR’)
HQLA and $5bn to LCR inflows on an average basis.

	At1
	30 Jun 2026	30 Jun 2025	31 Dec 2025
	$bn	$bn	$bn
High-quality liquid assets (in entities)	867	833	862
Group LCR HQLA[2]	714	678	702
Net outflows[2]	535	486	512
Liquidity coverage ratio (%)	134	140	137
Adjustment for transfer restrictions[2]	(158)	(161)	(165)
1Group LCR numbers above are based on average month-end values of the preceding 12 months.
2These include a total adjustment for transfer restrictions on a 12-month average basis of $158bn as at 30 June 2026, of which a $153bn deduction applied to LCR HQLA and $5bn to LCR inflows.
Liquid assets
After the $153bn adjustment, the Group LCR HQLA of $714bn
(31 December 2025: $702bn) was held in a range of asset classes and currencies. Of these, 97% were eligible as Level 1
(31 December 2025: 97%).
The following tables reflect the composition of the liquidity pool by asset type and currency at 30 June 2026.

Liquidity pool by asset type[1]
	Liquidity pool	Level 1[2]	Level 2[2]
	$bn	$bn	$bn
Cash and balance at central bank	235	235	—
Central and local government bonds	434	424	10
Regional government and public sector entities	2	2	—
International organisation and multilateral development banks	31	31	—
Covered bonds	9	2	7
Other	3	—	3
Total at 30 Jun 2026	714	694	20
Total at 31 Dec 2025	702	682	20
1Group liquid assets numbers are based on average month-end values over the preceding 12 months.
2As defined in EU and PRA regulation, Level 1 assets means ‘assets of extremely high liquidity and credit quality’, and Level 2 assets means ‘assets of high liquidity and credit quality’.

Liquidity pool by currency[1]
	$	£	€	HK$	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Liquidity pool at 30 Jun 2026	240	156	146	50	122	714
Liquidity pool at 31 Dec 2025	232	170	136	43	121	702
1Group liquid assets numbers are based on average month-end values over the preceding 12 months.

HSBC Holdings plc Interim Report 2026 on Form 6-K
74

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Sources of funding
The following tables provide a view of how our consolidated balance sheet is funded, and an analysis according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities.
In 1H26, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets.
ÑSee page 195 of our Annual Report and Accounts 2025 on Form 20-F for
further details.

Funding sources
	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Customer accounts	1,827,703	1,786,828
Deposits by banks	91,401	97,952
Repurchase agreements – non-trading	276,266	204,974
Debt securities in issue	105,027	99,675
Cash collateral, margin, settlement accounts and items in course of transmission to other banks	134,798	91,087
Liabilities of disposal groups held for sale	30,097	23,382
Subordinated liabilities	27,872	28,406
Financial liabilities designated at fair value	173,751	158,456
Insurance contract liabilities	130,053	122,955
Trading liabilities	86,363	72,122
– repos	10,840	13,113
– stock lending	15,482	6,250
– other trading liabilities	60,041	52,759
Total equity	197,081	205,666
Other balance sheet liabilities	357,749	341,531
	3,438,161	3,233,034

Funding uses
	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Loans and advances to customers	1,022,105	988,399
Loans and advances to banks	110,529	108,462
Reverse repurchase agreements – non-trading	311,871	298,392
Cash collateral, margin, settlement accounts and items in course of collection from other banks	120,077	87,667
Assets held for sale	22,732	11,115
Trading assets	423,987	366,153
– reverse repos	19,022	18,449
– stock borrowing	16,255	14,947
– other trading assets	388,710	332,757
Financial investments	604,759	567,211
Cash and balances with central banks	227,800	242,859
Other balance sheet assets	594,301	562,776
	3,438,161	3,233,034
Interest rate risk in the banking book in 2026
Banking net interest income sensitivity
Banking NII sensitivity is the sensitivity of our banking net interest income to interest rate shocks. There have been no changes to our methodology or basis of preparation for the calculation of banking NII sensitivity in the first half of 2026. For details, see page 197 of our
Annual Report and Accounts 2025 on Form 20-F. For further details on banking NII, see page 23.
The following tables set out the assessed impact to a hypothetical base case projection of our banking NII under an immediate shock of 100bps to the current market-implied path of interest rates across all currencies on 30 June 2026.
An immediate interest rate rise of 100bps would increase projected banking NII by $2.0bn. An immediate interest rate fall of 100bps would decrease projected banking NII by $3.0bn.
The sensitivity of banking NII to a 100bps parallel down shock for the
12 months starting 30 June 2026 decreased by $0.4bn when compared with 31 December 2025. The decrease in banking NII sensitivity was primarily due to additional stabilisation activities in line with our strategy and the reduced effects of flooring on deposits due to higher expected market rates, partly offset by deposit growth.

Banking NII sensitivity to an instantaneous change in yield curves (12 months) – Year 1 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in Jul 2026 to Jun 2027 (based on balance sheet at 30 Jun 2026)
+100bps parallel	666	25	352	12	947	2,002
-100bps parallel	(1,019)	(323)	(526)	(42)	(1,087)	(2,997)
Change in Jan 2026 to Dec 2026 (based on balance sheet at 31 Dec 2025)
+100bps parallel	798	310	351	91	871	2,421
-100bps parallel	(1,184)	(606)	(499)	(129)	(971)	(3,389)

Banking NII sensitivity to an instantaneous down 100bps parallel change in yield curves – Year 2 and Year 3 sensitivity by currency
	Currency
	$	HK$	£	€	Other	Total
	$m	$m	$m	$m	$m	$m
Change in banking NII (based on balance sheet at 30 Jun 2026)
Year 2 (Jul 2027 to Jun 2028)	(1,241)	(518)	(881)	(168)	(1,501)	(4,308)
Year 3 (Jul 2028 to Jun 2029)	(1,636)	(796)	(1,208)	(229)	(1,622)	(5,490)
Change in banking NII (based on balance sheet at 31 Dec 2025)
Year 2 (Jan 2027 to Dec 2027)	(1,327)	(745)	(849)	(223)	(1,331)	(4,475)
Year 3 (Jan 2028 to Dec 2028)	(1,559)	(906)	(1,275)	(274)	(1,499)	(5,513)

HSBC Holdings plc Interim Report 2026 on Form 6-K
75

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Non-trading portfolios
Value at risk of the non-trading portfolios
Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and wholesale banking assets and liabilities, financial investments measured at fair value through other comprehensive income (‘FVOCI’) or at amortised cost.
A summary of the methodology for our value at risk (‘VaR’) of non-
trading portfolios can be found on page 198 of our Annual Report and
Accounts 2025 on Form 20-F.
The VaR for non-trading activity decreased to $479.5m at 30 June
2026, compared with $546.6m at 31 December 2025 driven by a
reduction in duration risk exposures in Global Treasury.
The Group non-trading VaR for the half-year to 30 June 2026 is shown in the following table.

Non-trading VaR, 99% 10 day
	Interest rate	Credit spread	Portfolio diversification[1]	Total[2]
	$m	$m	$m	$m
Half-year to 30 Jun 2026	427.3	144.9	(92.6)	479.5
Average	464.8	148.1	(106.3)	506.6
Maximum	518.7	155.8		581.0
Minimum	415.8	141.5		449.1

Half-year to 30 Jun 2025	446.6	217.5	(118.8)	545.3
Average	455.4	207.1	(126.7)	535.8
Maximum	575.3	240.0		617.5
Minimum	378.9	181.3		458.0

Half year to 31 Dec 2025	499.6	149.6	(102.5)	546.6
Average	474.6	175.1	(105.4)	544.4
Maximum	525.2	254.6		588.4
Minimum	419.8	93.9		482.7
1Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types – such as interest rate and credit spreads – together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures.
2The total VaR is non-additive across risk types due to diversification effects.
Non-trading VaR excludes equity risk on securities held at fair value, non-trading book foreign exchange risk, insurance operations and the risks managed in HSBC Holdings arising from long-term capital issuance. Details on insurance operations can be found on page 77 of this Form 6-K, and the market risk impact of insurance operations on page 217 of our Annual Report and Accounts 2025 on Form 20-F.
HSBC’s management of market risk in the non-trading book is
described in ‘Treasury risk’ on page 189 of the Annual Report and
Accounts 2025 on Form 20-F.

Market risk
Overview
Market risk is the risk of an adverse financial impact on trading activities arising from changes in market parameters, such as interest rates, foreign exchange rates, asset prices, volatilities, correlations and credit spreads. Exposure to market risk is separated into two portfolios:
trading portfolios and non-trading portfolios.
Market risk in the first half of 2026
There were no material changes to the policies and practices for the management of market risk in the first half of 2026.
ÑA summary of our current policies and practices for the management of market risk is set out in ‘Market risk management’ on page 200 of the
Annual Report and Accounts 2025 on Form 20-F.
We continued to manage market risk prudently in the first half of 2026.
Main sensitivity exposures and VaR remained within limits as the business pursued its core market-making activity in support of our customers. We employed stress-testing tools to assess a range of geopolitical and technical scenarios that were relevant during the first half of the year.
Trading portfolios
Value at risk of the trading portfolios
Trading VaR was predominantly generated by Markets and Securities
Services. As of 30 June 2026, trading VaR stood at $50.0m, an increase from $38.9m at 31 December 2025. Trading VaR was mainly driven by exposures to interest rate and foreign exchange risk factors related to facilitation of client-driven activity. Trading VaR peaked at $58.4m in
April 2026 driven by exposures to interest rates for major currencies and to precious metals. VaR increased during the first half of 2026 as a result of more volatile scenarios from March, April entering the VaR scenario window and an uplift of exposures across most asset classes.
The Group trading VaR for the half-year is shown in the table below.

HSBC Holdings plc Interim Report 2026 on Form 6-K
76

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk

Trading VaR, 99% 1 day
	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification[1]	Total[2]
	$m	$m	$m	$m	$m	$m
Half-year to 30 Jun 2026	10.9	28.3	22.8	8.6	(20.6)	50.0
Average	17.0	26.5	17.1	10.0	(27.9)	42.7
Maximum	31.2	36.7	22.8	16.1		58.4
Minimum	10.9	18.2	14.0	6.2		31.5

Half-year to 30 Jun 2025	11.2	20.5	18.2	13.1	(28.3)	34.6
Average	14.7	31.4	15.6	11.3	(34.3)	38.8
Maximum	26.9	54.9	20.9	17.9		57.1
Minimum	7.0	18.7	12.3	6.4		27.3

Half-year to 31 Dec 2025	13.9	18.9	17.1	8.5	(19.5)	38.9
Average	12.6	23.9	17.0	9.0	(24.1)	38.3
Maximum	21.7	32.1	24.6	15.4		50.3
Minimum	6.2	17.1	13.5	6.4		32.3
1See page 75 for our definition of portfolio diversification.
2The total VaR is non-additive across risk types due to diversification effects.
The table below shows trading VaR at a 99% confidence level compared with trading VaR at a 95% confidence level at 30 June 2026.
This comparison facilitates the benchmarking of the trading VaR, which can be stated at different confidence levels, with financial institution peers.
The 95% VaR is unaudited.

Comparison of trading VaR, 99% 1 day vs trading VaR, 95% 1 day
	Trading VaR, 99% 1 day	Trading VaR, 95% 1 day
	$m	$m
Half-year to 30 Jun 2026	50.0	29.0
Average	42.7	25.2
Maximum	58.4	31.9
Minimum	31.5	18.9

Half-year to 30 Jun 2025	34.6	22.2
Average	38.8	24.5
Maximum	57.1	31.4
Minimum	27.3	18.5

Half-year to 31 Dec 2025	38.9	21.0
Average	38.3	22.3
Maximum	50.3	29.0
Minimum	32.3	18.1
Back-testing
We routinely validate the accuracy of our VaR models by back-testing the model against both actual and hypothetical profit and loss.
Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenue from intra-day transactions. The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged and is not, therefore, necessarily indicative of the actual performance of the business.
The number of hypothetical loss back-testing exceptions, together with a number of other indicators, is used to assess model performance and to consider whether enhanced internal monitoring of the VaR model is required. We back-test our VaR at levels of our Group entity hierarchy.
During the first half of 2026, the Group experienced two back-testing exceptions against hypothetical losses and one back-testing exception against actual losses. The back-testing exceptions against hypothetical losses were attributable to interest rate volatility resulting from the conflict in the Middle East. The back-testing exception against actual losses arose from periodic fair value adjustments, notably for a widening of bid-offer spreads.

HSBC Holdings plc Interim Report 2026 on Form 6-K
77

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information
Risk
Insurance manufacturing operations risk
Insurance manufacturing operations risk in the first half of 2026
There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described on page 215 of the Annual Report and Accounts 2025 on Form 20-F.
The following tables show the composition of the fair value of underlying items of the Group’s participating contracts at the reporting date and by the following type of contract:
–‘Life direct participating and investment discretionary participation feature (‘DPF’) contracts’ are life direct participating contracts and investment contracts with DPF. These are substantially measured under the variable fee approach measurement model.
–‘Life other contracts’ are measured under the general measurement model and mainly include protection insurance contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life direct participating and investment DPF contracts.
–‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.

Balance sheet of insurance manufacturing subsidiaries by type of contract
	Life direct participating and investment DPF contracts	Life other contracts	Other contracts	Shareholder assets and liabilities	Total
	$m	$m	$m	$m	$m
Financial assets	115,233	5,704	5,538	5,984	132,459
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	109,463	5,350	4,217	58	119,088
– derivatives	126	12	4	4	146
– financial investments – at amortised cost	579	122	1,002	4,165	5,868
– financial assets at fair value through other comprehensive income	—	—	6	187	193
– other financial assets	5,065	220	309	1,570	7,164
Insurance contract assets	—	92	—	—	92
Reinsurance contract assets	—	8,302	—	—	8,302
Assets held for sale[1]	10,832	329	196	221	11,578
Other assets and investment properties	1,740	64	37	2,910	4,751
Total assets at 30 Jun 2026	127,805	14,491	5,771	9,115	157,182
Liabilities under investment contracts designated at fair value	—	—	5,113	—	5,113
Insurance contract liabilities	123,261	5,298	—	—	128,559
Reinsurance contract liabilities	—	343	—	—	343
Liabilities of disposal groups held for sale[1]	10,340	476	—	456	11,272
Other liabilities	—	—	—	5,609	5,609
Total liabilities	133,601	6,117	5,113	6,065	150,896
Total equity	—	—	—	6,286	6,286
Total liabilities and equity at 30 Jun 2026	133,601	6,117	5,113	12,351	157,182

Financial assets	111,078	5,277	5,672	5,405	127,432
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	106,705	4,984	4,337	579	116,605
– derivatives	136	8	—	—	144
– financial investments – at amortised cost	609	115	1,010	3,654	5,388
– financial assets at fair value through other comprehensive income	—	—	3	214	217
– other financial assets	3,628	170	322	958	5,078
Insurance contract assets	12	98	—	—	110
Reinsurance contract assets	—	5,948	—	—	5,948
Assets held for sale[1]	4,748	258	1,347	271	6,624
Other assets and investment properties	1,785	118	45	2,696	4,644
Total assets at 31 Dec 2025	117,623	11,699	7,064	8,372	144,758
Liabilities under investment contracts designated at fair value	—	—	5,288	—	5,288
Insurance contract liabilities	117,107	4,761	—	—	121,868
Reinsurance contract liabilities	—	680	—	—	680
Liabilities of disposal groups held for sale[1]	4,734	234	—	1,418	6,386
Other liabilities	—	—	—	3,821	3,821
Total liabilities	121,841	5,675	5,288	5,239	138,043
Total equity	—	—	—	6,715	6,715
Total liabilities and equity at 31 Dec 2025	121,841	5,675	5,288	11,954	144,758
1HSBC Life (Singapore) Pte. Ltd. and HSBC Life Assurance (Malta) Ltd. are classified as held for sale at 30 June 2026. HSBC Life (UK) Limited was classified as held for sale at 31 December 2025.
ÑFurther details are provided on page 100.

HSBC Holdings plc Interim Report 2026 on Form 6-K
78

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Interim condensed consolidated
financial statements

Consolidated income statement
		Half-year to
		30 Jun 2026	30 Jun 2025
	Notes*	$m	$m
Net interest income		18,233	16,821
– interest income		48,062	49,008
– interest expense		(29,829)	(32,187)
Net fee income	2	7,277	6,643
– fee income		9,553	8,640
– fee expense		(2,276)	(1,997)
Net income from financial instruments held for trading or managed on a fair value basis[1]		10,520	10,547
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		6,105	5,113
Insurance finance expense		(5,838)	(5,329)
Insurance service result		1,033	785
– insurance service revenue		1,647	1,511
– insurance service expense		(614)	(726)
Net losses relating to sale of business operations[2]		(433)	(34)
Other operating income/(expense)[3]		845	(424)
Net operating income before change in expected credit losses and other credit impairment charges[4]		37,742	34,122
Change in expected credit losses and other credit impairment charges		(2,353)	(1,941)
Net operating income		35,389	32,181
Employee compensation and benefits		(9,685)	(9,903)
General and administrative expenses		(5,285)	(4,894)
Depreciation and impairment of property, plant and equipment and right-of-use assets		(1,022)	(955)
Amortisation and impairment of intangible assets		(1,434)	(1,270)
Total operating expenses		(17,426)	(17,022)
Operating profit		17,963	15,159
Share of profit in associates and joint ventures		1,559	1,651
Impairment of interest in associate[3]		—	(1,000)
Profit before tax		19,522	15,810
Tax expense		(4,201)	(3,369)
Profit after tax		15,321	12,441
Attributable to:
– ordinary shareholders of the parent company		14,626	11,510
– other equity holders		633	547
– non-controlling interests		62	384
Profit after tax		15,321	12,441
		$	$
Basic earnings per ordinary share	4	0.85	0.65
Diluted earnings per ordinary share	4	0.85	0.65
1The amount in 1H25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Galicia‘s ADRs received as purchase consideration from the sale of our business in Argentina, which were disposed of in 2Q25.
2Amounts in 1H26 include $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in
HSBC Bank Malta p.l.c.
3The amount in 1H25 ‘Other operating (expense)/income’ includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. In the same period we also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment of interest in associate’.
4Also referred to as revenue.
*For Notes on the interim condensed consolidated financial statements, see page 85.

HSBC Holdings plc Interim Report 2026 on Form 6-K
79

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of comprehensive income

	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Profit for the period	15,321	12,441
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(1,083)	205
– fair value gains/(losses)	(1,188)	640
– fair value gains transferred to the income statement on disposal	(98)	(83)
– expected credit losses recognised in the income statement	(1)	2
– income taxes	204	(354)
Cash flow hedges	(1,444)	1,891
– fair value losses	(1,327)	(568)
– fair value losses/(gains) reclassified to the income statement	(564)	3,037
– income taxes	447	(578)
Share of other comprehensive income/(expense) of associates and joint ventures	(123)	(59)
– share for the period	(123)	(3)
– other comprehensive income reclassified to the income statement on disposal of interest in an associate	—	(56)
Net finance income from insurance contracts	—	16
– net finance expenses	—	21
– income taxes	—	(5)
Exchange differences	(349)	6,404
– foreign exchange losses reclassified to the income statement on disposal or dilution of a foreign operation	174	224
– other exchange differences	(523)	6,180
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on property revaluation	20	14
Remeasurement of defined benefit (liability)/asset	79	(347)
– before income taxes	88	(461)
– income taxes	(9)	114
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	288	242
– before income taxes	386	315
– income taxes	(98)	(73)
Equity instruments designated at fair value through other comprehensive income	(239)	93
– fair value gains/(losses)	(244)	88
– income taxes	5	5
Effects of hyperinflation	104	81
Other comprehensive income/(expense) for the period, net of tax	(2,747)	8,540
Total comprehensive income for the period	12,574	20,981
Attributable to:
– ordinary shareholders of the parent company	11,914	19,917
– other equity holders	633	547
– non-controlling interests	27	517
Total comprehensive income for the period	12,574	20,981

HSBC Holdings plc Interim Report 2026 on Form 6-K
80

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated balance sheet

		At
		30 Jun 2026	31 Dec 2025
	Notes*	$m	$m
Assets
Cash and balances at central banks		227,800	242,859
Hong Kong Government certificates of indebtedness		45,021	44,063
Trading assets		423,987	366,153
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss		138,942	133,063
Derivatives	8	255,995	237,740
Loans and advances to banks		110,529	108,462
Loans and advances to customers		1,022,105	988,399
Reverse repurchase agreements – non-trading		311,871	298,392
Financial investments	9	604,759	567,211
Assets held for sale	15	22,732	11,115
Prepayments, accrued income and other assets		221,473	184,794
Current tax assets		1,199	864
Interests in associates and joint ventures	10	31,333	29,577
Goodwill and intangible assets		12,728	13,107
Deferred tax assets		7,687	7,235
Total assets		3,438,161	3,233,034
Liabilities
Hong Kong currency notes in circulation		45,021	44,063
Deposits by banks		91,401	97,952
Customer accounts		1,827,703	1,786,828
Repurchase agreements – non-trading		276,266	204,974
Trading liabilities		86,363	72,122
Financial liabilities designated at fair value		173,751	158,456
Derivatives	8	254,662	237,854
Debt securities in issue		105,027	99,675
Liabilities of disposal groups held for sale	15	30,097	23,382
Accruals, deferred income and other liabilities		184,121	142,123
Current tax liabilities		3,561	3,037
Insurance contract liabilities		130,053	122,955
Provisions	11	2,942	3,441
Deferred tax liabilities		2,240	2,100
Subordinated liabilities		27,872	28,406
Total liabilities		3,241,080	3,027,368
Equity
Called up share capital		8,592	8,588
Share premium account		245	111
Other equity instruments		23,708	20,716
Other reserves		(3,449)	(795)
Retained earnings		167,586	169,605
Total shareholders’ equity		196,682	198,225
Non-controlling interests		399	7,441
Total equity		197,081	205,666
Total liabilities and equity		3,438,161	3,233,034
*For Notes on the interim condensed consolidated financial statements, see page 85.

HSBC Holdings plc Interim Report 2026 on Form 6-K
81

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of changes in equity

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2026	8,699	20,716	(319)	570	(26,024)	24,978	—	169,605	198,225	7,441	205,666
Profit for the period	—	—	—	—	—	—	—	15,259	15,259	62	15,321
Other comprehensive income (net of tax)	—	—	(1,254)	(1,428)	(398)	20	—	348	(2,712)	(35)	(2,747)
– debt instruments at fair value through other comprehensive income	—	—	(1,082)	—	—	—	—	—	(1,082)	(1)	(1,083)
– equity instruments designated at fair value through other comprehensive income	—	—	(239)	—	—	—	—	—	(239)	—	(239)
– cash flow hedges	—	—	—	(1,444)	—	—	—	—	(1,444)	—	(1,444)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	288	288	—	288
– property revaluation	—	—	—	—	—	20	—	—	20	—	20
– remeasurement of defined benefit asset/ (liability)	—	—	—	—	—	—	—	79	79	—	79
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	(123)	(123)	—	(123)
– effects of hyperinflation	—	—	—	—	—	—	—	104	104	—	104
– foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation[1]	—	—	—	—	174	—	—	—	174	—	174
– other reserves reclassified to income statement on disposal or dilution of a foreign operation	—	—	—	—	—	—	—	—	—	—	—
– insurance finance income recognised in other comprehensive income	—	—	—	—	—	—	—	—	—	—	—
– other exchange differences	—	—	67	16	(572)	—	—	—	(489)	(34)	(523)
Total comprehensive income for the period	—	—	(1,254)	(1,428)	(398)	20	—	15,607	12,547	27	12,574
Shares issued under employee remuneration and share plans	138	—	—	—	—	—	—	(138)	—	—	—
Capital securities issued[2]	—	3,992	—	—	—	—	—	—	3,992	—	3,992
Dividends to shareholders	—	—	—	—	—	—	—	(10,049)	(10,049)	(69)	(10,118)
Redemption of securities[3]	—	(1,000)	—	—	—	—	—	—	(1,000)	—	(1,000)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	319	319	—	319
Share buy-backs	—	—	—	—	—	—	—	—	—	—	—
Cancellation of shares	—	—	—	—	—	—	—	—	—	—	—
Changes in ownership interests in subsidiaries[4]	—	—	141	66	66	161	—	(7,076)	(6,642)	(7,001)	(13,643)
Transfer of gain on disposal of equity investments at FVOCI to retained earnings	—	—	(21)	—	—	—	—	21	—	—	—
Other movements[5]	—	—	(7)	—	—	—	—	(703)	(710)	1	(709)
At 30 Jun 2026	8,837	23,708	(1,460)	(792)	(26,356)	25,159	—	167,586	196,682	399	197,081

HSBC Holdings plc Interim Report 2026 on Form 6-K
82

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of changes in equity (continued)
			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2025	23,783	19,070	(3,246)	(1,079)	(32,887)	26,328	602	152,402	184,973	7,300	192,273
Profit for the period	—	—	—	—	—	—	—	12,057	12,057	384	12,441
Other comprehensive income (net of tax)	—	—	6	1,734	6,630	14	102	(79)	8,407	133	8,540
– debt instruments at fair value through other comprehensive income	—	—	177	—	—	—	—	—	177	28	205
– equity instruments designated at fair value through other comprehensive income	—	—	57	—	—	—	—	—	57	36	93
– cash flow hedges	—	—	—	1,794	—	—	—	—	1,794	97	1,891
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	242	242	—	242
– property revaluation	—	—	—	—	—	14	—	—	14	—	14
– remeasurement of defined benefit asset/ (liability)	—	—	—	—	—	—	—	(343)	(343)	(4)	(347)
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	(3)	(3)	—	(3)
– effects of hyperinflation	—	—	—	—	—	—	—	81	81	—	81
– foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation	—	—	—	—	224	—	—	—	224	—	224
– other reserves reclassified to income statement on disposal or dilution of a foreign operation	—	—	—	—	—	—	—	(56)	(56)	—	(56)
– insurance finance income recognised in other comprehensive income	—	—	—	—	—	—	16	—	16	—	16
– other exchange differences	—	—	(228)	(60)	6,406	—	86	—	6,204	(24)	6,180
Total comprehensive income for the period	—	—	6	1,734	6,630	14	102	11,978	20,464	517	20,981
Shares issued under employee remuneration and share plans	113	—	—	—	—	—	—	(113)	—	—	—
Share premium reclassification to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Capital redemption reserves reclassification to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Capital securities issued	—	4,096	—	—	—	—	—	—	4,096	—	4,096
Dividends to shareholders	—	—	—	—	—	—	—	(8,694)	(8,694)	(477)	(9,171)
Redemption of securities	—	(2,450)	—	—	—	—	—	—	(2,450)	—	(2,450)
Cost of share-based payment arrangements	—	—	—	—	—	—	—	316	316	—	316
Transfers	—	—	—	—	—	—	—	—	—	—	—
Share buy-backs	—	—	—	—	—	—	—	(5,023)	(5,023)	—	(5,023)
Cancellation of shares	(239)	—	—	—	—	239	—	—	—	—	—
Changes in ownership interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—
Transfer of gain on disposal of equity investments at FVOCI to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Other movements	—	—	1	—	—	—	—	(1,129)	(1,128)	(25)	(1,153)
At 30 Jun 2025	23,657	20,716	(3,239)	655	(26,257)	26,581	704	149,737	192,554	7,315	199,869

HSBC Holdings plc Interim Report 2026 on Form 6-K
83

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of changes in equity (continued)

			Other reserves
	Called up share capital and share premium	Other equity instru- ments	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Insurance finance reserve	Retained earnings	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2025	23,657	20,716	(3,239)	655	(26,257)	26,581	704	149,737	192,554	7,315	199,869
Profit for the period	—	—	—	—	—	—	—	10,228	10,228	462	10,690
Other comprehensive income (net of tax)	—	—	2,920	(85)	233	—	(704)	(395)	1,969	32	2,001
– debt instruments at fair value through other comprehensive income	—	—	2,090	—	—	—	—	—	2,090	(4)	2,086
– equity instruments designated at fair value through other comprehensive income	—	—	27	—	—	—	—	—	27	(22)	5
– cash flow hedges	—	—	—	(94)	—	—	—	—	(94)	(24)	(118)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	—	—	—	—	—	(721)	(721)	—	(721)
– property revaluation	—	—	—	—	—	—	—	—	—	—	—
– remeasurement of defined benefit asset/(liability)	—	—	—	—	—	—	—	154	154	9	163
– share of other comprehensive income of associates and joint ventures	—	—	—	—	—	—	—	113	113	—	113
– effects of hyperinflation	—	—	—	—	—	—	—	59	59	—	59
– foreign exchange losses reclassified to income statement on disposal or dilution of a foreign operation	—	—	—	—	(16)	—	—	—	(16)	—	(16)
– other reserves reclassified to income statement on disposal or dilution of a foreign operation	—	—	745	—	—	—	(687)	—	58	—	58
– insurance finance expense recognised in other comprehensive income	—	—	—	—	—	—	(11)	—	(11)	—	(11)
– other exchange differences	—	—	58	9	249	—	(6)	—	310	73	383
Total comprehensive income for the period	—	—	2,920	(85)	233	—	(704)	9,833	12,197	494	12,691
Shares issued under employee remuneration and share plans	3	—	—	—	—	—	—	(3)	—	—	—
Share premium reclassification to retained earnings	(14,810)	—	—	—	—	—	—	14,810	—	—	—
Capital redemption reserves reclassification to retained earnings	—	—	—	—	—	(1,755)	—	1,755	—	—	—
Capital securities issued	—	—	—	—	—	—	—	—	—	—	—
Dividends to shareholders	—	—	—	—	—	—	—	(4,070)	(4,070)	(241)	(4,311)
Redemption of securities	—	—	—	—	—	—	—	—	—	—	—
Cost of share-based payment arrangements	—	—	—	—	—	—	—	305	305	—	305
Share buy-backs	—	—	—	—	—	—	—	(3,016)	(3,016)	—	(3,016)
Cancellation of shares	(151)	—	—	—	—	151	—	—	—	—	—
Changes in ownership interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	—
Transfer of gain on disposal of equity investments at FVOCI to retained earnings	—	—	—	—	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	1	—	254	255	(127)	128
At 31 Dec 2025	8,699	20,716	(319)	570	(26,024)	24,978	—	169,605	198,225	7,441	205,666
1Amount in 1H26 includes the recycling of a $0.2bn foreign currency translation reserves loss following completion of the sale of our UK life insurance business,
HSBC Life (UK) Limited.
2HSBC Holdings issued $1.25bn at 6.750% and $1.25bn at 7.000% of contingent convertible securities in March 2026, and $1.5bn at 6.750% of contingent convertible securities in May 2026. All instruments were recorded net of issuance costs.
3In March 2026, HSBC Holdings redeemed its $1.0bn 4.000% contingent convertible securities.
4Amount in 1H26 includes the impact of the $13.7bn privatisation of Hang Seng Bank, which comprised the derecognition of $7.0bn in non-controlling interests and a residual $6.7bn reduction in shareholders’ equity, partly offset by impact of foreign currency translation.
5Amount in 1H26 includes $0.7bn of shares bought by HSBC Holdings Employee Benefit Trust under employee share plans.

HSBC Holdings plc Interim Report 2026 on Form 6-K
84

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Consolidated statement of cash flows
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Profit before tax	19,522	15,810
Adjustments for non-cash items:
Depreciation, amortisation and impairment	2,456	2,225
Net loss/(gain) from investing activities[1]	(239)	1,127
Share of profit in associates and joint ventures	(1,559)	(1,651)
Impairment of interest in associate[2]	—	1,000
Net loss on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	355	73
Change in expected credit losses gross of recoveries and other credit impairment charges	2,548	2,077
Provisions including pensions	175	584
Share-based payment expense	319	315
Other non-cash items included in profit before tax	(1,420)	(2,732)
Elimination of exchange differences[3]	8,390	(41,720)
Changes in operating assets and liabilities
Change in loans, deposits and other operating assets and liabilities[4]	54,736	37,488
Dividends received from associates	222	850
Contributions paid to defined benefit plans	(96)	(67)
Tax paid	(3,647)	(2,197)
Net cash from operating activities	81,762	13,182
Purchase of financial investments	(262,844)	(266,941)
Proceeds from the sale and maturity of financial investments	204,080	232,360
Net cash flows from the purchase and sale of property, plant and equipment	(1,002)	(504)
Net investment in intangible assets	(1,366)	(1,316)
Net cash inflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	390	—
Net cash outflow on acquisition/disposal of subsidiaries, businesses, associates and joint ventures	(2,660)	(29)
Net cash from investing activities	(63,402)	(36,430)
Issue of ordinary share capital and other equity instruments	3,992	4,096
Share buy-backs	—	(5,386)
Net sales/(purchases) of own shares for market-making and investment purposes	(750)	(1,100)
Net cash flow from change in stakes of subsidiaries[5]	(13,643)	—
Redemption of preference shares and other equity instruments	(1,000)	(2,450)
Subordinated loan capital issued	—	2,340
Subordinated loan capital repaid	—	(1,986)
Dividends paid to shareholders of the parent company and non-controlling interests	(10,118)	(9,171)
Net cash from financing activities	(21,519)	(13,657)
Net decrease in cash and cash equivalents	(3,159)	(36,905)
Cash and cash equivalents at the beginning of the period	432,887	434,940
Exchange differences in respect of cash and cash equivalents	(5,456)	30,872
Cash and cash equivalents at the end of the period[6]	424,272	428,907
Interest received was $50.4bn (1H25: $50.1bn), interest paid was $32.7bn (1H25: $35.1bn) and dividends received (excluding dividends received from associates, which are presented separately above) were $1.5bn (1H25: $1.3bn).
1Amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom.
2Amount in 1H25 includes a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom.
3Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
4This line item comprises amounts previously presented as ‘Change in operating assets’ and ‘Change in operating liabilities’.
5Amount in 1H26 relates to the privatisation of Hang Seng Bank.
6Includes $1.7bn (1H25: $2.5bn) of cash and cash equivalents classified as held for sale.

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Notes on the interim condensed
consolidated financial statements
1Basis of preparation and material accounting policies
(a)Compliance with International Financial Reporting Standards
Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2025 annual financial statements except for those related to certain amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ as set
out below. They have also been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim Financial
Reporting’ as issued by the International Accounting Standards Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, and the
Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2025.
These interim condensed consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2025, which was prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These interim condensed consolidated financial statements were also prepared in accordance with International Financial Reporting Standards (‘IFRS Accounting
Standards’) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.
At 30 June 2026, there were no IFRS Accounting Standards effective for the half-year to 30 June 2026 affecting these financial statements that were not approved for adoption in the UK by the UK Endorsement Board. There was no difference between IFRS Accounting Standards adopted by the UK, IFRS Accounting Standards as adopted by the EU, and IFRS Accounting Standards issued by the IASB in terms of their application to
HSBC.
Standards applied during the half-year to 30 June 2026
On 1 January 2026 the Group adopted ‘Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and
IFRS 7’. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG-related contingencies, and financial assets with certain non-recourse features.
These amendments had no material effect on the Group.
(b)Use of estimates and judgements
Management believes that the critical estimates and judgements applicable to the Group are those that relate to impairment of amortised cost and
FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, and post-employment benefit plans. The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of goodwill in this financial year, but does consider this to be an area that is inherently judgemental.
There were no material changes in the current period to any of the critical estimates and judgements disclosed in 2025, which are stated on pages
66 and 300 to 311 of the Annual Report and Accounts 2025 on Form 20-F.
(c)Composition of the Group
There were no material individual changes in the composition of the Group in the half-year to 30 June 2026. Following the privatisation of Hang
Seng Bank, the Group acquired the remaining ownership interests, and the related non-controlling interests were derecognised within equity.
For details of future business acquisitions and disposals, see Note 15 ‘Assets held for sale, liabilities of disposal groups held for sale and business acquisitions’.
(d)Future accounting developments
IFRS 18 ‘Presentation and Disclosure in Financial Statements’
In April 2024, the IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity’s financial performance. It will replace IAS 1 ‘Presentation of Financial Statements’ but carries over many requirements from that IFRS
Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures, and the aggregation and disaggregation of financial information.
While IFRS 18 will not change recognition criteria or measurement bases, it will have an impact on presenting information in the financial statements, in particular the income statement and to a lesser extent the cash flow statement. HSBC is currently evaluating impacts and ensuring data readiness is adequate in anticipation of implementation.
Amendments to IAS 28 ‘Investments in Associates and Joint Ventures’
In June 2026, the IASB issued ‘Amendments to the Fair Value Option for Investments in Associates and Joint Ventures – Amendments to IAS 28’,
applicable when an entity first applies IFRS 18. These narrow-scope amendments, which remain subject to adoption in both the UK and the EU, clarify that entities with a specified main business activity of investing in assets as assessed under IFRS 18 can elect to apply the fair value option to investments in associates and joint ventures. The Group is considering these amendments in the light of ongoing IFRS 18 preparatory work.
(e)  Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.

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These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment, including: ongoing supply chain disruptions, uncertain inflation, rapidly-changing interest rates, the impact of the Russia-Ukraine war and conflict in the Middle East, varying pace of recovery in the Hong Kong CRE sector, heightened strategic competition between the US and China, ongoing and potential cross-border investment and trade restrictions, potential financial impact of trade and tariff policy developments, as well as the potential impacts from other top and emerging risks, including climate change, and the related impacts on profitability, capital and liquidity.
(f)  Accounting policies
Except as described above, the accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 300 to 311 of the Annual Report and Accounts 2025 on Form 20-F, as are the methods of computation.
(g)Presentation of information
Certain disclosures have been presented elsewhere in this Form 6-K, rather than in the notes to the financial statements. These are as follows:
–Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees included in the ‘Risk’ section on pages 58 to 60.
–Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation included in the ‘Risk’ section on page 61.

2Net fee income

	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Net fee income by product
Funds under management	1,455	1,355
Cards	1,512	1,388
Credit facilities	729	694
Account services	742	734
Broking income	879	769
Unit trusts	965	659
Underwriting	491	385
Global custody	519	457
Remittances	450	418
Imports/exports	306	294
Insurance agency commission	258	237
Other	1,247	1,250
Fee income	9,553	8,640
Less: fee expense	(2,276)	(1,997)
Net fee income	7,277	6,643
Net fee income by business segment[1]
Hong Kong	1,598	1,420
UK	843	843
CIB	2,338	2,296
IWPB	2,463	2,085
Corporate Centre	35	(1)
1Effective 1 January 2026, we transferred certain clients, primarily in Hong Kong and the UK, to the CIB segment to better meet their needs. This transfer does not change the Group’s reportable segments. Comparative periods have been re-presented accordingly. The re-presentation has no impact on the Group’s consolidated financial results or financial position.

3Dividends
On 4 August 2026, the Directors approved a second interim dividend for 2026 of $0.10 per ordinary share in respect of the financial year ending
31 December 2026. This distribution amounts to approximately $1.72bn and will be payable on 25 September 2026. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2026		30 Jun 2025
	Per share	Total	Per share	Total
	$	$m	$	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.45	7,714	0.36	6,397
In respect of current year:
– first interim dividend	0.10	1,702	0.10	1,750
Total	0.55	9,416	0.46	8,147
Total coupons on capital securities classified as equity		633		547
Dividends to shareholders		10,049		8,694

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4Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, after deducting own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Basic and diluted earnings per share
	Half-year to
	30 Jun 2026			30 Jun 2025
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$
Basic[1]	14,626	17,146	0.85	11,510	17,646	0.65
Effect of dilutive potential ordinary shares		99			126
Diluted[1]	14,626	17,245	0.85	11,510	17,772	0.65
1Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

5Segmental analysis
The Group Operating Committee is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments. Business segments results are assessed by the CODM on the basis of constant currency performance that removes the effects of currency translation from reported results. Therefore, we disclose these results on a constant currency basis as required by IFRS
Accounting Standards. The income statement for the half-year to 30 June 2025 is converted at the average rate of exchange for 2026, and the balance sheets at 30 June 2025 and 31 December 2025 at the prevailing rates of exchange on 30 June 2026.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense.
These allocations include the costs of certain support services and global infrastructures to the extent that they can be meaningfully attributed to business segments. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.
Costs that are not allocated to business segments are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. Measurement of segmental assets, liabilities, income and expenses is in accordance with the Group’s accounting policies. Shared costs are included in segments on the basis of actual recharges. The intra-Group elimination items for the business segments are presented in Corporate Centre.
Our business segments
The Group’s reportable segments under IFRS 8 ‘Operating Segments’ comprise the following four businesses along with Corporate Centre:
–Hong Kong: The Hong Kong business comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng Bank.
–UK: The UK business comprises UK Retail Banking and Wealth (including first direct and M&S Bank) and UK Commercial Banking including
HSBC Innovation Bank.
–Corporate and Institutional Banking (‘CIB’): CIB is formed from the integration of our Commercial Banking business (outside the UK and Hong
Kong) with our Global Banking and Markets business.
–International Wealth and Premier Banking (‘IWPB’): IWPB comprises Premier banking outside of Hong Kong and the UK, our Private Bank, and our wealth manufacturing businesses of Asset Management and Insurance.
Effective 1 January 2026, we transferred certain clients, primarily in Hong Kong and the UK, to the CIB segment to better meet their needs. This transfer does not change the Group’s reportable segments. Comparative periods have been re-presented accordingly. The re-presentation has no impact on the Group’s consolidated financial results or financial position.

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HSBC constant currency profit before tax and balance sheet data
	Half-year to 30 Jun 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	8,132	6,530	15,609	7,739	(268)	37,742
– external	5,179	7,066	20,942	7,086	(2,531)	37,742
– inter-segment	2,953	(536)	(5,333)	653	2,263	—
– of which: net interest income/(expense)[1]	5,975	5,682	8,023	3,585	(5,032)	18,233
Change in expected credit losses and other credit impairment charges	(540)	(505)	(894)	(413)	(1)	(2,353)
Net operating income/(expense)	7,592	6,025	14,715	7,326	(269)	35,389
Total operating expenses	(2,454)	(2,693)	(7,465)	(4,727)	(87)	(17,426)
Operating profit/(loss)	5,138	3,332	7,250	2,599	(356)	17,963
Share of profit in associates and joint ventures less impairment	—	—	—	17	1,542	1,559
Constant currency profit/(loss) before tax	5,138	3,332	7,250	2,616	1,186	19,522
	%	%	%	%	%	%
Share of HSBC’s constant currency profit/(loss) before tax	26.3	17.1	37.1	13.4	6.1	100.0
Constant currency cost efficiency ratio	30.2	41.2	47.8	61.1	(32.5)	46.2

Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	230,495	306,175	331,512	153,763	160	1,022,105
Interests in associates and joint ventures	—	—	82	512	30,739	31,333
Total external assets	450,796	449,769	1,970,104	439,388	128,104	3,438,161
Customer accounts	536,808	348,342	669,711	272,646	196	1,827,703

	Half-year to 30 Jun 2025
Net operating income before change in expected credit losses and other credit impairment charges[2]	7,666	6,241	14,819	7,284	(1,198)	34,812
– external	4,865	6,772	20,356	6,226	(3,407)	34,812
– inter-segment	2,801	(531)	(5,537)	1,058	2,209	—
– of which: net interest income/(expense)[1]	5,724	5,353	7,458	3,848	(5,140)	17,243
Change in expected credit losses and other credit impairment charges	(857)	(340)	(313)	(503)	(2)	(2,015)
Net operating income	6,809	5,901	14,506	6,781	(1,200)	32,797
Total operating expenses	(2,298)	(2,672)	(7,701)	(4,647)	(133)	(17,451)
Operating profit	4,511	3,229	6,805	2,134	(1,333)	15,346
Share of profit in associates and joint ventures[2]	—	—	—	2	653	655
Constant currency profit before tax	4,511	3,229	6,805	2,136	(680)	16,001
	%	%	%	%	%	%
Share of HSBC’s constant currency profit before tax	28.2	20.2	42.5	13.3	(4.2)	100.0
Constant currency cost efficiency ratio	30.0	42.8	52.0	63.8	(11.1)	50.1

Constant currency balance sheet data	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	225,442	286,036	311,033	148,341	187	971,039
Interests in associates and joint ventures	—	—	107	511	28,431	29,049
Total external assets	425,910	417,723	1,752,248	435,501	144,600	3,175,982
Customer accounts	508,730	336,506	577,443	274,578	342	1,697,599
1Net interest expense recognised in Corporate Centre includes 1H26: $4.8bn (1H25: $4.7bn) of interest expense in relation to the internal cost to fund trading and fair value net assets; and the funding cost of foreign exchange swaps in our Markets Treasury function.
2The amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Share of profit in associates and joint ventures less impairment’.
Reported external net operating income is attributed to countries and territories on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Reported external net operating income by country/territory	37,742	34,122
– UK1	7,922	6,270
– Hong Kong	12,343	11,490
– US	2,599	2,313
– Chinese mainland	1,311	67
– other countries/territories	13,567	13,982
1UK comprises our ring-fenced bank, HSBC UK Bank plc, our UK non-ring-fenced bank in HSBC Bank plc, HSBC Holdings plc and the Group’s UK-based service companies.

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Constant currency results reconciliation
	30 Jun 2026	30 Jun 2025
	Reported and constant currency	Constant currency	Currency translation	Reported
	$m	$m	$m	$m
Revenue	37,742	34,812	690	34,122
ECL	(2,353)	(2,015)	(74)	(1,941)
Operating expenses	(17,426)	(17,451)	(429)	(17,022)
Share of profit in associates and joint ventures less impairment	1,559	655	4	651
Profit before tax	19,522	16,001	191	15,810

Constant currency balance sheet reconciliation
	At 30 Jun 2026	At 30 Jun 2025			At 31 Dec 2025
	Reported and constant currency	Constant currency	Currency translation	Reported	Constant currency	Currency translation	Reported
	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers (net)	1,022,105	971,039	(10,683)	981,722	981,950	(6,449)	988,399
Interests in associates and joint ventures	31,333	29,049	847	28,202	30,026	449	29,577
Total external assets	3,438,161	3,175,982	(38,389)	3,214,371	3,206,415	(26,619)	3,233,034
Customer accounts	1,827,703	1,697,599	(21,005)	1,718,604	1,771,972	(14,856)	1,786,828

Notable items
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	(426)	(139)
Dilution loss of interest in BoCom associate[2]	—	(1,136)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(129)	(227)
Restructuring and other related costs[3]	(318)	(616)
Impairment loss of interest in BoCom associate[2]	—	(1,000)
1The amount in 1H26 includes $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, and $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in
HSBC Bank Malta p.l.c. 1H25 includes $0.1bn fair value losses on ADRs in Galicia received as a part of the sale consideration for HSBC Argentina, which were sold in 2Q25.
2The amount in 1H25 includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We also recognised a
$1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment loss of interest in BoCom associate’.
3Amounts relate to organisational simplification provisions recognised in 2026 and 2025.

6Fair values of financial instruments carried at fair value
The accounting policies, control framework and hierarchy used to determine fair values at 30 June 2026 are consistent with those applied for the
Annual Report and Accounts 2025.

Financial instruments carried at fair value and bases of valuation
	At 30 Jun 2026				At 31 Dec 2025
		Valuation techniques				Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
Recurring fair value measurements	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Trading assets	328,170	88,974	6,843	423,987	267,638	92,418	6,097	366,153
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	50,524	63,046	25,372	138,942	46,436	61,267	25,360	133,063
Derivatives	2,272	251,677	2,046	255,995	1,798	233,759	2,183	237,740
Financial investments	308,181	76,550	1,708	386,439	300,795	81,522	2,805	385,122
Liabilities
Trading liabilities	53,362	32,972	29	86,363	46,579	25,476	67	72,122
Financial liabilities designated at fair value	1,297	158,933	13,521	173,751	1,370	146,353	10,733	158,456
Derivatives	2,565	248,429	3,668	254,662	1,853	232,559	3,442	237,854
There were no material transfers between Level 1 and Level 2 during the reporting period.

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The table below provides the fair value levelling of assets held for sale and liabilities of disposal groups that have been classified as held for sale in accordance with IFRS 5. For further details, see Note 15.

Financial instruments carried at fair value and bases of valuation – assets and liabilities held for sale
	At 30 June 2026				At 31 Dec 2025
		Valuation techniques				Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
Recurring fair value measurements	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Trading assets	9	50	—	59	26	87	—	113
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	7,521	2,702	844	11,067	6,327	24	—	6,351
Derivatives	—	36	2	38	—	9	5	14
Financial investments	1,682	201	—	1,883	157	44	—	201
Liabilities
Trading liabilities	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value	197	9	—	206	1,345	—	—	1,345
Derivatives	—	7	2	9	—	13	3	16
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Trading liabilities	Designated at fair value	Derivatives	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Private equity including strategic investments	481	2	20,194	—	20,677	—	1	—	1
Structured notes	—	—	—	—	—	—	13,281	—	13,281
Other derivatives	—	—	—	2,046	2,046	—	—	3,668	3,668
Bonds	1,135	3,804	1,805	—	6,744	5	—	—	5
Loans	22	2,202	1,822	—	4,046	4	—	—	4
Other portfolios	70	835	1,551	—	2,456	20	239	—	259
At 30 Jun 2026	1,708	6,843	25,372	2,046	35,969	29	13,521	3,668	17,218

Private equity including strategic investments	595	1	20,364	—	20,960	—	1	—	1
Structured notes	—	—	—	—	—	—	10,617	—	10,617
Other derivatives	—	—	—	2,183	2,183	—	—	3,442	3,442
Bonds	2,111	3,356	2,008	—	7,475	41	—	—	41
Loans	21	1,667	1,565	—	3,253	11	—	—	11
Other portfolios	78	1,073	1,423	—	2,574	15	115	—	130
At 31 Dec 2025	2,805	6,097	25,360	2,183	36,445	67	10,733	3,442	14,242
The basis for determining the fair value of the financial instruments in the table above is explained on page 334 of the Annual Report and Accounts
2025 on Form 20-F.

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Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2026	2,805	6,097	25,360	2,183	67	10,733	3,442
Total gains or losses recognised in profit or loss	1	(440)	202	627	(5)	13	1,207
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(440)	—	627	(5)	13	1,207
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	238	—	—	—	—
– other income/(losses)	1	—	(36)	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	(88)	24	(149)	(25)	1	(85)	(47)
Purchases	1,057	3,670	2,518	—	11	—	—
New issuances	—	—	129	—	—	6,243	—
Sales	(14)	(2,514)	(94)	—	(98)	—	—
Settlements	(1,673)	(346)	(2,886)	(584)	(43)	(2,592)	(776)
Transfers out	(492)	(354)	(262)	(285)	(1)	(2,436)	(515)
Transfers in	112	706	554	130	97	1,645	357
At 30 Jun 2026	1,708	6,843	25,372	2,046	29	13,521	3,668
Unrealised gains or losses recognised in profit or loss relating to assets and liabilities held at 30 Jun 2026	—	36	107	804	12	(120)	(1,086)
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	36	—	804	12	—	(1,086)
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	120	—	—	—	—
– other income/(losses)	—	—	(13)	—	—	(120)	—

At 1 Jan 2025	2,734	6,675	19,744	2,149	784	9,117	2,842
Total gains or losses recognised in profit or loss	1	(37)	912	605	(20)	112	893
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	(37)	—	605	(20)	112	893
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	867	—	—	—	—
– other income/(losses)	1	—	45	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	238	266	(76)	195	22	419	237
Purchases	880	2,312	2,003	—	58	—	—
New issuances	—	1	—	—	—	2,966	—
Sales	(127)	(1,541)	(75)	—	(12)	—	—
Settlements	(313)	(1,419)	(182)	(404)	(318)	(2,355)	(341)
Transfers out	(1,478)	(1,690)	(184)	(300)	(482)	(2,826)	(464)
Transfers in	185	656	2,448	389	15	1,587	504
At 30 Jun 2025	2,120	5,223	24,590	2,634	47	9,020	3,671
Unrealised gains or losses recognised in profit or loss relating to assets and liabilities held at 30 Jun 2025	—	55	116	699	28	(179)	(1,307)
– net income or losses from financial instruments held for trading or managed on a fair value basis	—	55	—	699	28	—	(1,307)
– net income from assets and liabilities of insurance businesses, including related derivatives measured at fair value through profit or loss	—	—	94	—	—	—	—
– other income/(losses)	—	—	22	—	—	(179)	—
1Included in ‘financial investments: fair value gains/(losses)’ in the current year and ‘exchange differences’ in the consolidated statement of comprehensive income.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.

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Effect of changes in significant unobservable assumptions to reasonably possible alternatives
The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

Sensitivity of fair values to reasonably possible alternative assumptions
	Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m
Derivatives, trading assets and trading liabilities[1]	593	(327)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,856	(1,458)	—	—
Financial investments	—	—	68	(52)
At 30 Jun 2026	2,449	(1,785)	68	(52)

Derivatives, trading assets and trading liabilities[1]	524	(309)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,873	(1,470)	—	—
Financial investments	19	(19)	52	(55)
At 30 Jun 2025	2,416	(1,798)	52	(55)

Derivatives, trading assets and trading liabilities[1]	483	(295)	—	—
Financial assets and liabilities designated and otherwise mandatorily measured at fair value through profit or loss	1,750	(1,434)	—	—
Financial investments	—	—	49	(49)
At 31 Dec 2025	2,233	(1,729)	49	(49)
1‘Derivatives, trading assets and trading liabilities’ are presented as one category to reflect the manner in which these financial instruments are risk-managed.
The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the table above reflects the most favourable or the most unfavourable change from varying the assumptions individually.

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Key unobservable inputs to Level 3 financial instruments
The following table lists key unobservable inputs to Level 3 financial instruments and provides the range of those inputs at 30 June 2026. There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein, which are detailed on pages 336 and
337 of the Annual Report and Accounts 2025 on Form 20-F.

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value		Key valuation techniques	Key unobservable inputs	30 Jun 2026		31 Dec 2025
	Assets	Liabilities			Full range of inputs		Full range of inputs
	$m	$m			Lower	Higher	Lower	Higher
Private equity including strategic investments[1]	20,677	1	Price – Net asset value	Current Value/Cost	0	34	0	75
Structured notes	—	13,281
– equity-linked notes	—	9,456	Model – Option model	Equity volatility	5%	174%	5%	132%
			Model – Option model	Equity correlation	10%	100%	10%	100%
– foreign exchange-linked notes	—	577	Model – Option model	FX volatility	4%	51%	3%	56%
– other structured notes	—	3,248
Derivatives	2,046	3,668
– interest rate derivatives	628	886
securitisation swaps	100	263	Model – Discounted cash flow	Prepayment rate	5%	10%	5%	10%
long-dated swaptions	4	3	Model – Option model	Interest rate volatility	8%	23%	5%	20%
other interest rate derivatives	524	620
– foreign exchange derivatives	661	595
foreign exchange options	362	340	Model – Option model	FX volatility	0%	28%	0%	22%
other foreign exchange derivatives	299	255
– equity derivatives	597	1,830
long-dated single stock options	35	511	Model – Option model	Equity volatility	5%	119%	5%	100%
other equity derivatives	562	1,319
– credit derivatives	135	349
total return swaps	60	284	Market proxy	Price	66	100	68	102
other credit derivatives	75	65
– other derivatives	25	8
Bonds	6,744	5	Market proxy	Price	0	105	0	3,342
Loans	4,046	4	Market proxy	Price	0	113	0	112
Other portfolios[2]	2,456	259
At 30 Jun 2026	35,969	17,218
1‘Private equity including strategic investments’ includes private equity, private credit and private equity fund, primarily held as part of our Insurance business and for strategic investments.
2‘Other portfolios’ includes a range of smaller asset holdings.

7Fair values of financial instruments not carried at fair value
The bases for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue, subordinated liabilities and non-trading repurchase and reverse repurchase agreements are explained on page
338 of the Annual Report and Accounts 2025 on Form 20-F.

Fair values of financial instruments not carried at fair value on the balance sheet
	At 30 Jun 2026		At 31 Dec 2025
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	110,529	110,514	108,462	108,452
Loans and advances to customers	1,022,105	1,013,525	988,399	980,792
Reverse repurchase agreements – non-trading	311,871	311,734	298,392	298,545
Financial investments – at amortised cost	218,320	216,213	182,089	181,683
Liabilities
Deposits by banks	91,401	91,428	97,952	97,981
Customer accounts	1,827,703	1,827,675	1,786,828	1,787,070
Repurchase agreements – non-trading	276,266	276,275	204,974	204,966
Debt securities in issue	105,027	106,562	99,675	101,020
Subordinated liabilities	27,872	30,908	28,406	31,617

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Fair values of financial instruments not carried at fair value on the balance sheet – assets and disposal groups held for sale
	At 30 Jun 2026		At 31 Dec 2025
	Carrying amount	Fair value	Carrying amount	Fair value
	$m	$m	$m	$m
Assets
Loans and advances to banks	1,147	1,147	45	45
Loans and advances to customers	5,828	5,828	3,493	3,493
Financial investments – at amortised cost	1,729	1,725	93	93
Liabilities
Deposits by banks	56	56	131	131
Customer accounts	18,034	18,034	16,173	16,173
Debt securities in issue	473	473	495	495
Other financial instruments not carried at fair value are typically short term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

8	Derivatives

Notional contract amounts and fair values of derivatives by product contract type held by HSBC
	Notional contract amount		Fair value amount
	Assets and liabilities		Assets			Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Foreign exchange	16,532,234	116,342	133,443	1,846	135,289	128,305	489	128,794
Interest rate	18,373,942	464,192	190,562	3,253	193,815	185,275	4,355	189,630
Equities	1,038,298	—	21,812	—	21,812	30,829	—	30,829
Credit	243,571	—	2,712	—	2,712	3,492	—	3,492
Commodity and other	163,073	—	6,982	—	6,982	6,532	—	6,532
Gross total fair values	36,351,118	580,534	355,511	5,099	360,610	354,433	4,844	359,277
Offset					(104,615)			(104,615)
At 30 Jun 2026	36,351,118	580,534	355,511	5,099	255,995	354,433	4,844	254,662

Foreign exchange	13,639,520	108,585	111,012	1,233	112,245	110,786	662	111,448
Interest rate	17,272,408	423,761	190,296	4,946	195,242	182,569	4,565	187,134
Equities	908,649	—	15,660	—	15,660	21,311	—	21,311
Credit	164,160	—	1,294	—	1,294	2,212	—	2,212
Commodity and other	191,761	—	10,542	—	10,542	12,992	—	12,992
Gross total fair values	32,176,498	532,346	328,804	6,179	334,983	329,870	5,227	335,097
Offset					(97,243)			(97,243)
At 31 Dec 2025	32,176,498	532,346	328,804	6,179	237,740	329,870	5,227	237,854
The notional contract amounts of derivatives held for trading purposes and derivatives designated in hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date. They do not represent amounts at risk.
Hedge accounting derivatives
The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date, not amounts at risk.

Notional contract amounts of derivatives held for hedging purposes by product type
	At 30 Jun 2026		At 31 Dec 2025
	Cash flow hedges	Fair value hedges	Cash flow hedges	Fair value hedges
	$m	$m	$m	$m
Foreign exchange	70,113	—	62,334	—
Interest rate	200,145	264,047	190,020	233,741
Total	270,258	264,047	252,354	233,741

The Group applies hedge accounting in respect of certain consolidated net investments in foreign operations. Hedging is undertaken using forward foreign exchange contracts or by financing with foreign currency borrowings. At 30 June 2026, the notional contract value of outstanding derivative financial instruments designated as hedges of net investments in foreign operations was $46,229m (31 December 2025: $46,251m).

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9	Financial investments

Carrying amounts of financial investments
	30 Jun 2026	31 Dec 2025
	$m	$m
Financial investments measured at fair value through other comprehensive income	386,439	385,122
– treasury and other eligible bills	110,301	105,075
– debt securities	274,196	277,867
– equity securities	1,490	1,755
– other instruments	452	425
Debt instruments measured at amortised cost	218,320	182,089
– treasury and other eligible bills	17,495	23,445
– debt securities	200,825	158,644
At the end of the period	604,759	567,211

10	Interests in associates and joint ventures
At 30 June 2026, the carrying amount of HSBC’s interests in associates and joint ventures was $31,333m (31 December 2025: $29,577m).

Principal associates of HSBC
	At 30 Jun 2026		At 31 Dec 2025
	Carrying amount	Fair value[1]	Carrying amount	Fair value[1]
	$m	$m	$m	$m
Bank of Communications Co., Limited	24,141	12,149	22,456	11,713
Saudi Awwal Bank	5,608	5,486	5,511	5,499
1Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

Share of profit in associates and joint ventures
	Half-year to
	30 Jun 2026	30 Jun 2025
	$m	$m
Bank of Communications Co., Limited	1,187	1,260
Saudi Awwal Bank	322	345
Other associates and joint ventures	50	46
Share of profit in associates and joint ventures	1,559	1,651
Less: Impairment of interest in BoCom	—	(1,000)
Bank of Communications Co., Limited
HSBC’s interest
The Group maintains a 16.00% interest in Bank of Communications Co., Limited (‘BoCom’). The Group’s investment in BoCom is classified as an associate. Significant influence in BoCom was established with consideration of all relevant factors, including the Group’s shareholding, representation on BoCom’s Board of Directors, and participation in a resource and experience sharing agreement (‘RES’). Under the RES, HSBC staff have been seconded to assist in the maintenance of BoCom’s financial and operating policies. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’, whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the Group’s share of associate’s net assets. An impairment test is required if there is any indication of impairment or reversal.
The fair value of the Group’s investment in BoCom had been below its carrying amount. At 31 December 2025, the Group retained an impairment of $1.0bn recognised during the year when the recoverable amount as determined by a value in use (’VIU’) calculation was lower than the carrying value.
If the Group did not have significant influence in BoCom, the investment would be carried at fair value rather than the current carrying amount.
Impairment testing
At 30 June 2026, the carrying amount of the investment was $24.1bn (31 December 2025: $22.5bn) with a fair value of $12.1bn (31 December
2025: $11.7bn). The Group has concluded that there was no indication of further significant impairment (or indication that an impairment may no longer exist or may have decreased significantly) since 31 December 2025. As part of this assessment the Group updated the VIU calculation, which supported the case that there was no significant change from the 31 December 2025 position. As a result, no additional impairment to the carrying amount (or reversal of impairment) was made at 30 June 2026.
Basis of recoverable amount
The VIU calculation uses discounted cash flow projections based on management’s best estimates of future earnings available to ordinary shareholders prepared in accordance with IAS 36 ’Impairment of Assets’. Those cash flows used estimates based on BoCom’s current condition and so do not include estimated cash flows arising from uncommitted future actions that may affect the performance of the investment, which will be considered at the relevant time should they arise. Significant management judgement is required in arriving at the best estimate.
The VIU may increase or decrease depending on the effect of changes to model inputs. The main model inputs are described below and are based on factors observed at period-end. The factors that could result in increases or reductions in the VIU include changes in BoCom’s short-term performance, a change in regulatory capital requirements or revisions to the forecast of BoCom’s future profitability.

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There are two main components to the VIU calculation. The first component is management’s best estimate of BoCom’s earnings. Forecast earnings growth over the short to medium term continues to be lower than recent (within the last five years) actual growth, and reflects the impact of recent macroeconomic, policy and industry factors in the Chinese mainland. As a result of management’s intent to continue to retain its investment for the long term, earnings beyond the short to medium term are extrapolated into perpetuity using a long-term growth rate to derive a terminal value, which comprises the majority of the VIU. The second component is the capital maintenance charge (‘CMC’), which is management’s forecast of the earnings that need to be withheld in order for BoCom to meet capital requirements over the forecast period, meaning that CMC is deducted when arriving at management’s estimate of future earnings available to ordinary shareholders. The CMC reflects the revised capital requirements arising from revisions of the ratio of risk-weighted assets to total assets assumption. The principal inputs to the
CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets and the expected capital requirements. An increase in the CMC as a result of a change to these principal inputs would reduce VIU. Additionally, management considers other qualitative factors, to ensure that the inputs to the VIU calculation remain appropriate.
Key assumptions in value-in-use calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
–Long-term profit growth rate: 3.00% (31 December 2025: 3.00%) for periods after 2029, which does not exceed forecast GDP growth in the
Chinese mainland and is similar to forecasts by external analysts.
–Long-term asset growth rate: 3.25% (31 December 2025: 3.25%) for periods after 2029, which is the rate that assets are expected to grow to achieve long-term profit growth of 3.00%.
–Discount rate: 7.83% (31 December 2025: 8.08%), which is based on a capital asset pricing model (‘CAPM’) using market data. The discount rate used is within the range of 7.1% to 8.8% (31 December 2025: 7.1% to 8.7%) indicated by the CAPM, and decreased primarily as a consequence of lower beta, partly offset by a higher risk free rate, with both movements driven by market conditions.
–Expected credit losses (‘ECL’) as a percentage of loans and advances to customers: ranges from 0.65% to 0.77% (31 December 2025: 0.67%
to 0.87%) in the short to medium term, reflecting reported credit experience in the Chinese mainland. For periods after 2029, the ratio is 0.83%
(31 December 2025: 0.87%), reflecting the anticipated continuation of BoCom’s lower average ECL as a percentage of loans and advances to customers experienced in recent years and reductions in external analysts' forecasts.
–Risk-weighted assets as a percentage of total assets: 63.0% (31 December 2025: 62.0% to 64.2%) in the short to medium term, reflecting a stable trajectory similar to forecasts by external analysts. For periods after 2029, the ratio is 63.0% (31 December 2025: 62.0%), in line with the increase in BoCom’s actual results in recent years.
–Loans and advances to customers growth rate: ranges from 7.0% to 7.5% (31 December 2025: 7.5% to 8.0%) in the short to medium term, reflecting the decrease in BoCom’s actual results in recent years. Decreases in the forecast growth rate of loans and advances to customers result in lower forecast ECL.
–Operating income growth rate: ranges from 2.8% to 7.0% (31 December 2025: 0.5% to 7.4%) in the short to medium term, which is within the range of BoCom’s actual results in recent years.
–Cost-income ratio: ranges from 36.5% to 39.3% (31 December 2025: 34.8% to 40.0%) in the short to medium term. These ratios are similar to
BoCom’s actual results in recent years and forecasts disclosed by external analysts.
–Long-term effective tax rate: 15.0% (31 December 2025: 15.0%) for periods after 2029, which is higher than the recent historical average, and aligned to the minimum tax rate as proposed by the OECD/Group of 20 (‘G20’) Inclusive Framework on Base Erosion and Profit Shifting.
–Capital requirements: capital adequacy ratio of 12.5% (31 December 2025: 12.5%) and tier 1 capital adequacy ratio of 9.5% (31 December 2025:
9.5%), based on BoCom’s capital risk appetite and capital requirements respectively.
The VIU is highly sensitive to the assumptions above. To indicate the scale of that sensitivity, we also disclose the reasonably possible range of
VIU-based changes to these assumptions. This is based on impacts arising from the favourable/unfavourable change in the operating income in the short to medium term, the expected credit losses as a percentage of loans and advances to customers, and a 50bps increase/decrease in the discount rate. At 30 June 2026, we estimate that the reasonably possible range of VIU is $14.8bn to $32.6bn (31 December 2025: $13.4bn to
$31.0bn), acknowledging that the fair value of the Group’s investment has ranged from $7.5bn to $13.1bn over the last five years as at the date of the impairment test. All other long-term assumptions, and the basis of the CMC, have been kept unchanged when determining the reasonably possible range of the VIU.
Saudi Awwal Bank
The Group’s investment in Saudi Awwal Bank (‘SAB’) is classified as an associate. HSBC is the largest shareholder in SAB with a shareholding of
31%. Significant influence in SAB is established via representation on the Board of Directors. Investments in associates are recognised using the equity method of accounting in accordance with IAS 28, as described previously for BoCom.
Impairment testing
The fair value of the Group’s investment in SAB was below the carrying amount as at 30 June 2026, due to a share price decrease in response to the broader impacts of the conflict in the Middle East. An impairment test on the carrying amount was performed using a VIU calculation. The recoverable amount as determined by the VIU calculation was higher than the carrying amount using discounted cash flow projections. SAB has also had increasing profits each year. On that basis, the Group has concluded there is no indication of impairment.
The VIU calculation was based on management’s best estimates of future earnings available to ordinary shareholders, prepared in accordance with
IAS 36 ‘Impairment of Assets’. Those cash flow projections used estimates based on SAB’s current condition and so do not include estimated cash flows arising from uncommitted future actions that may affect the performance of the investment, which will be considered at the relevant time should they arise.

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11	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m
Provisions (excluding contractual commitments)
At 1 Jan 2026	578	1,662	69	497	2,806
Additions	198	69	47	57	371
Amounts utilised	(254)	(440)	(15)	(94)	(803)
Unused amounts reversed	(52)	(13)	(6)	(36)	(107)
Exchange and other movements	16	(1)	—	(6)	9
At 30 Jun 2026	486	1,277	95	418	2,276
Contractual commitments[1]
At 1 Jan 2026					635
Net change in expected credit loss provision and other movements					31
At 30 Jun 2026					666
Total provisions
At 31 Dec 2025					3,441
At 30 Jun 2026					2,942
1Contractual commitments include the expected credit loss provision in relation to off-balance sheet financial guarantee contracts and commitments to which the impairment requirements in IFRS 9 are applied; and provisions for performance and other guarantee contracts.
Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 13. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim); or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. ‘Regulatory matters’ refers to investigations, reviews and other actions carried out by, or in response to, the actions of regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.
For further details of the impact of IFRS 9 on undrawn loan commitments and financial guarantees, presented in ‘Contractual commitments’, see
Note 12. Further analysis of the movement in the ECL provision is disclosed within the ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees‘ table on pages 58 to 59.

12Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	18,884	17,476
– performance and other guarantees	106,724	102,684
– other contingent liabilities	104	164
At the end of the period	125,712	120,324
Commitments:[1]
– documentary credits and short-term trade-related transactions	8,563	6,959
– forward asset purchases and forward deposits placed	163,989	84,978
– standby facilities, credit lines and other commitments to lend	874,730	856,700
At the end of the period	1,047,282	948,637
1Includes $778.4bn of commitments at 30 June 2026 (31 December 2025: $690.8bn), to which the impairment requirements in IFRS 9 are applied.
The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and the clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 11.
The majority of the guarantees have a term of less than one year. All guarantees are subject to HSBC’s annual credit review process.
Potential contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Note 13.

13Legal proceedings and regulatory matters
HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2025. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2026 (see Note 11). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

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Bernard L. Madoff Investment Securities LLC
Various HSBC companies that provided custodial, administration and similar services to a number of funds whose assets were invested with
Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’) have been named as defendants in lawsuits arising out of Madoff Securities’
fraud.
Trustee litigation: The Madoff Securities trustee (the ‘Trustee’) has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $508m (plus interest). In September 2025, the US Bankruptcy Court for the Southern District of New York dismissed all claims against HSBC Private Bank (Suisse) SA in the amount of $292m and certain claims against HSBC Bank USA N.A. (‘HSBC Bank USA’) in the amount of $32m. These dismissals are now final. The Trustee’s remaining claims, which amount to $184m (plus interest), are pending.
The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from
Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.
Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (each in liquidation and together, the
‘Fairfield Funds’) have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the
Fairfield Funds to the HSBC companies (that acted as nominees for clients) in the amount of $367m (plus interest). In August 2025, the US Court of
Appeals for the Second Circuit confirmed the dismissal of Fairfield Funds’ claims against all HSBC companies. Fairfield Funds have filed a petition for review of the dismissal by the US Supreme Court, which is pending.
Herald Fund SPC (‘Herald’) litigation: HSBC Securities Services Luxembourg (‘HSSL’) and HSBC Bank plc are defending an action brought by
Herald (in liquidation) before the Luxembourg District Court seeking restitution of securities (the amount of which would be determined by further proceedings, if Herald is successful in its claim) and $521m in cash (plus interest) or, alternatively, damages in the amount of $5.6bn (plus interest).
There are various proceedings pending before the Luxembourg courts relating to Herald’s action and the timing of when these will be determined is uncertain. Herald’s damages claim against HSSL and HSBC Bank plc has been stayed. Following an appeal by HSSL, Herald’s cash restitution claim has been returned to the Luxembourg District Court for determination. In July 2026, the Luxembourg Court of Appeal denied a second appeal by HSSL in respect of Herald’s securities restitution claim. HSSL has a right to seek a further appeal to the Luxembourg Court of Cassation. There will be further proceedings before the Luxembourg Court of Appeal to determine the quantum of restitution HSSL may be required to pay to
Herald. HSSL continues to recognise a $1.1bn provision in connection with this matter. Given the complexities and uncertainties associated with determining the quantum of restitution, the eventual financial impact could be significantly different.
Alpha Prime Fund Limited (‘Alpha Prime’) litigation: Various HSBC companies are defending an action brought by Alpha Prime in the
Luxembourg District Court seeking restitution of securities and $1bn (plus interest) in supplementary damages or, alternatively, damages in the amount of $3.3bn (plus interest). This matter is currently pending before the Luxembourg District Court.
In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.
Senator Fund SPC (‘Senator’) litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending an action brought by Senator before the Luxembourg District Court seeking restitution of securities or, alternatively, damages in the amount of $1.4bn (plus interest). This matter is currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Six actions, which seek damages for unspecified amounts, remain pending. Two of these actions have been dismissed but may be appealed. The other four actions remain at an early procedural stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
US dollar Libor litigation
Various HSBC companies are defending two individual actions which allege that the HSBC defendants violated various US federal and state laws, including antitrust laws, related to the setting of US dollar Libor, and seek damages for unspecified amounts. In September 2025, the US District
Court for the Southern District of New York granted the defendants’ joint motion for summary judgment and dismissed these actions. The plaintiffs have appealed.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation. This investigation is ongoing. Lawsuits alleging foreign exchange-
related misconduct remain pending against HSBC and other banks in courts in Brazil.
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South
Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In 2020, a revised complaint was filed which also named HSBC Bank USA as a defendant. In June 2026, the Constitutional Court of South Africa confirmed the dismissal of HSBC Bank USA from the revised complaint but determined that the complaint can proceed against HSBC Bank plc.
HSBC Bank plc and HSBC Holdings have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement, the impact of which is not significant and is fully provisioned, remains subject to court approval.

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In February 2024, HSBC Bank plc and HSBC Holdings were joined to an existing claim brought in the UK Competition Appeals Tribunal (‘UK CAT’)
against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. In December 2025, the UK Supreme Court upheld an earlier ruling of the UK CAT refusing certification as an opt-
out claim. This matter remains pending before the UK CAT.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Precious metals fix-related litigation
US litigation: Various HSBC companies and other members of The London Silver Market Fixing Limited are defending a class action pending in the
US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US Commodity Exchange Act and
New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Canada litigation: Various HSBC companies and other financial institutions have been defending putative class actions filed in the Ontario and
Quebec Superior Courts of Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. The HSBC defendants have reached a settlement with the plaintiffs to resolve these matters. The settlement, the impact of which is not significant and is fully provisioned, is subject to final court approval.
Tax-related investigations
HSBC Bank plc and the German branch of HSBC Continental Europe continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
Gilts trading litigation
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the
US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. Certain of the defendants, including HSBC Bank plc and HSBC Securities (USA) Inc., have reached a settlement with the plaintiffs to resolve this matter. The settlement, the impact of which is not significant and has been paid, remains subject to final court approval.
Korean short selling indictment
In March 2024, the Korean Prosecutors’ Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited
(‘HBAP’) and three current and former employees for breaching short selling rules under the Financial Investment Services and Capital Markets Act
in connection with trades carried out between August 2021 and December 2021. In September 2025, the Korean appellate court confirmed the acquittal of HBAP of all charges. The Korean Prosecutors’ Office has further appealed to the Korean Supreme Court.
Investigations involving HSBC Private Bank (Suisse) SA
Law enforcement authorities in Switzerland and France are conducting criminal investigations into HSBC Private Bank (Suisse) SA in connection with alleged money laundering offences in respect of two historical banking relationships. In May 2026, HSBC Private Bank (Suisse) SA was placed under formal examination in the investigation in France. HSBC Private Bank (Suisse) SA continues to cooperate with both investigations, which are ongoing.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
First Citizens litigation
In May 2023, First-Citizens Bank & Trust Company (‘First Citizens’) brought a lawsuit in the US District Court for the Northern District of California
against various HSBC companies and seven US-based HSBC employees who had previously worked for Silicon Valley Bank (‘SVB’). The lawsuit seeks $1bn in damages and alleges, among other things, that the various HSBC companies conspired with the individual defendants to solicit employees from First Citizens and that the individual defendants took confidential information belonging to SVB and/or First Citizens. In May 2026, the court dismissed claims that First Citizens had purportedly acquired from the Federal Deposit Insurance Corporation (‘FDIC’), and claims against defendants that First Citizens had sought to bring back into the litigation following their dismissal by the court in July 2024. First Citizens’ remaining claims are proceeding against two HSBC companies and one of the individuals.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
US mortgage securitisation litigation
Beginning in 2014, a number of lawsuits were filed in various state and federal courts in the US against HSBC Bank USA, as a trustee of more than
280 mortgage securitisation trusts, seeking unspecified damages for losses in collateral value allegedly sustained by the trusts. Nearly all of these lawsuits have either been settled or dismissed; one action remains pending in a New York state court. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.
HSBC Bank USA and certain of its affiliates were named as defendants in a mortgage loan repurchase action brought by the trustee of a mortgage securitisation trust in New York state court that sought unspecified damages and specific performance. The action has been dismissed, and the plaintiff’s appeal has been denied. This matter is now closed.

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Mexican government bond litigation
HSBC Mexico S.A. and other banks are named as defendants in a consolidated putative class action pending in the US District Court for the
Southern District of New York alleging anti-competitive conduct related to Mexican government bond transactions between 2010 and 2014 and seeking unspecified damages. The defendants, including HSBC Mexico S.A., have reached a settlement in principle with the plaintiffs to resolve this matter. The settlement, the impact of which is not significant and is fully provisioned, is subject to court approval.
Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.
At the present time, HSBC does not expect the ultimate resolution of any of these matters to be material to the Group’s financial position;
however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

14Transactions with related parties
There were no changes in the related party transactions described in the Annual Report and Accounts 2025 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2026. All related party transactions that took place in the half-year to 30 June
2026 were similar in nature to those disclosed in the Annual Report and Accounts 2025.

15Assets held for sale, liabilities of disposal groups held for sale and business acquisitions

	At
	30 Jun 2026	31 Dec 2025
	$m	$m
Disposal groups	22,336	9,713
Unallocated impairment losses[1]	(267)	(93)
Non-current assets held for sale	663	1,495
Assets held for sale	22,732	11,115
Liabilities of disposal groups held for sale	30,097	23,382
1This represents impairment losses in excess of the carrying value of the non-current assets in scope of IFRS 5 for measurement, recognised against the total assets of the disposal group.
Disposal groups
During the first half of 2026, we recognised a pre-tax loss on disposal of $0.3bn related to the planned sale of our business in Malta, a loss of
$0.2bn following completion of the sale of our UK life insurance entity and an immaterial gain on disposal following completion of the sale of our retail banking business in Sri Lanka. We reported balances of $22.7bn in assets held for sale and $30.1bn in liabilities held for sale at 30 June 2026, which were predominantly business groups that met held for sale criteria. This included classification to held for sale of $19.3bn in assets and
$20.4bn in liabilities in respect of our business in Malta, our Singapore insurance business and our retail banking business in Indonesia, which was offset by derecognitions following completion of the sale of our UK life insurance entity and our business in South Africa.
On 2 August 2026, HSBC Bank Egypt S.A.E., an indirect subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its retail banking business to Emirates NBD Egypt (S.A.E), a direct subsidiary of Emirates NBD Bank PJSC. The transaction, which remains subject to regulatory approval, is expected to complete in the second half of 2027 and to generate an estimated pre-tax gain of $0.3bn, inclusive of related transaction and migration costs and write-offs, that will be recognised largely upon completion. The disposal group, comprising $0.4bn in assets and $2.8bn in liabilities at 30 June 2026, is expected to be classified as held for sale in the third quarter of 2026.
On 31 July 2026, HSBC Bank Australia Limited (‘HSBC Australia’), an indirect wholly-owned subsidiary of HSBC Holdings plc, entered into an agreement to sell its portfolio of home and personal loans to Virgo BidCo Pty Ltd, an entity wholly-owned by funds managed by affiliates of
Blackstone Inc. The disposal group, comprising $25.3bn in assets at 30 June 2026, is expected to be classified as held for sale in the third quarter of 2026. The transaction, which remains subject to regulatory and competition approvals, is expected to complete in the first half of 2027, and to generate an immaterial loss, inclusive of related costs and write-offs. The remainder of HSBC Australia’s retail banking business will be wound down in a phased manner over the next 18 months. HSBC Australia’s CIB, Asset Management and Private Banking businesses will be consolidated into The Hongkong and Shanghai Banking Corporation Limited Sydney Branch, subject to regulatory approval, simplifying HSBC’s entity footprint.
We expect to incur $0.3bn in associated restructuring costs and write-offs. Following disposal and wind-down actions, including the transfer of certain mortgage securitisation-related roles held by HSBC Australia, cumulative foreign currency translation reserves are expected to be recycled to the income statement. As at 30 June 2026, foreign currency translation reserve losses stood at $0.3bn.
On 24 July 2026, HSBC Insurance (Asia Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, entered into an agreement to sell its Singapore insurance business, HSBC Life (Singapore) Pte. Ltd, to Allianz Asia Holdings Pte. Ltd. At 30 June 2026, given the advanced stage of agreement on deal terms and that completion was expected within 12 months, the disposal group met the criteria for classification as held for sale. As a result, total assets of $10.7bn and total liabilities of $10.4bn, including insurance manufacturing CSM of $1.4bn, were classified as held for sale. The transaction, which remains subject to regulatory approval, is expected to generate an estimated pre-tax gain on disposal of $1.8bn at the HSBC Group consolidated level, inclusive of related transaction and migration costs, goodwill write-off and recycling of foreign currency translation reserves, which will be recognised largely upon completion, expected in the first half of 2027.
On 10 July 2026, HSBC Latin America Holdings (UK) Limited completed the sale of HSBC Bank (Uruguay) S.A. to a subsidiary of BTG Pactual
Holding SA. Prior to their derecognition at completion, as at 30 June 2026, related balances stood at $2.3bn in assets and $2.1bn in liabilities. On completion, we recycled immaterial foreign currency translation and other reserves losses to the income statement.
On 4 May 2026, PT Bank HSBC Indonesia, an indirect subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its retail banking business to PT Bank OCBC NISP Tbk. The disposal group met the held for sale criteria and $0.2bn in assets and $1.9bn in liabilities were classified

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

as held for sale at 30 June 2026. The transaction, which is subject to regulatory approval, is expected to complete in the first half of 2027, at which point, subject to variable consideration terms, an estimated pre-tax gain of up to $0.4bn will be recognised.
On 30 April 2026, The Hongkong and Shanghai Banking Corporation Limited completed the sale of its retail banking business in Sri Lanka to Nations
Trust Bank PLC. An immaterial pre-tax gain on disposal was recognised following completion.
On 27 February 2026, HSBC Bank plc completed the transfer of its business in South Africa to local lender FirstRand Bank Ltd. Prior to their derecognition at completion, as at 31 December 2025, related balances stood at $0.4bn in assets and $2.1bn in liabilities. Upon subsequent substantive wind-down of the entity, expected in the second half of 2026, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 30 June 2026, foreign currency translation reserve and other reserve losses stood at $0.1bn.
On 30 January 2026, HSBC Bank plc completed the sale of its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. Prior to their derecognition at completion, as at 31 December 2025, related balances stood at $6.6bn in assets and $6.4bn in liabilities. On completion, we recognised a loss of $0.2bn following the recycling of foreign currency translation reserves to the income statement.
On 16 September 2025, HSBC Continental Europe entered into a put option agreement with CrediaBank S.A. for the potential sale of its 70.03%
majority stake in HSBC Bank Malta p.l.c. On 22 December 2025, following completion of the employee information and consultation process in
France and in line with the put option terms, a sale and purchase agreement was signed. The disposal group met the held for sale criteria in the first quarter of 2026 at which point a pre-tax loss on disposal of $0.3bn was recognised. As at 30 June 2026, $8.4bn of assets and $8.0bn of liabilities remained classified as held for sale. The transaction, which remains subject to regulatory approval, is expected to complete in the first half of 2027.
On 11 July 2025, HSBC Continental Europe, a wholly-owned subsidiary of HSBC Bank plc, reached an agreement to sell its fund administration business, Internationale Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. The disposal group met the held for sale criteria in the third quarter of 2025, with immaterial balances remaining classified as held for sale at 30 June 2026. This transaction, which has received regulatory approval, is expected to complete in the second half of 2026, at which point an immaterial gain on disposal will be recognised.
On 27 June 2025, HSBC Continental Europe reached an agreement to sell its custody business in Germany to BNP Paribas. This transaction will be completed in a phased manner, with a number of phases completed in the first half of 2026. While client consent and related operational requirements may extend the timing for completion of all client transfers, given the signing of a sale and purchase agreement, the disposal group met the held for sale criteria in the second quarter of 2025, with balances remaining classified as held for sale at 30 June 2026 of $0.7bn in assets and $7.6bn in liabilities. The sale is expected to generate an estimated pre-tax gain on disposal of $0.1bn, recognised in line with completion of client transfers.
At 30 June 2026, the major classes of assets and associated liabilities of disposal groups held for sale, including allocated impairment losses, were as follows:

	Malta	German custody business[1]	Uruguay	Indonesia retail banking business[2]	Singapore insurance business	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	37	—	417	13	—	—	467
Trading assets	—	—	59	—	—	—	59
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	834	—	—	—	10,233	—	11,067
Derivatives	2	—	3	—	33	—	38
Loans and advances to banks	1,034	6	41	—	66	—	1,147
Loans and advances to customers	3,071	651	1,363	210	11	15	5,321
Financial investments	3,265	—	347	—	—	—	3,612
Goodwill	—	—	—	7	121	—	128
Prepayments, accrued income and other assets	112	32	57	13	273	10	497
Total assets at 30 Jun 2026	8,355	689	2,287	243	10,737	25	22,336

Liabilities of disposal groups held for sale
Deposits by banks	—	55	1	—	—	—	56
Customer accounts	7,091	7,510	1,528	1,904	—	1	18,034
Financial liabilities designated at fair value	197	—	—	9	—	—	206
Derivatives	3	—	2	—	4	—	9
Insurance contract liabilities	630	—	—	—	10,015	—	10,645
Debt securities in issue	—	—	473	—	—	—	473
Accruals, deferred income and other liabilities	125	35	73	4	415	22	674
Total liabilities at 30 Jun 2026	8,046	7,600	2,077	1,917	10,434	23	30,097

Expected date of completion	First half of 2027	First half of 2027	Second half of 2026	First half of 2027	First half of 2027
Operating segment	CIB, IWPB and Corporate Centre	CIB	CIB, IWPB and Corporate Centre	IWPB	IWPB

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

At 31 December 2025, the major classes of assets and associated liabilities of disposal groups held for sale, including allocated impairment losses, were as follows:

	South Africa	German custody business[1]	Uruguay	UK life insurance business	Sri Lanka retail banking business	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets of disposal groups held for sale
Cash and balances at central banks	—	—	335	—	2	—	337
Trading assets	—	—	113	—	—	—	113
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	—	—	6,351	—	—	6,351
Derivatives	8	—	6	—	—	—	14
Loans and advances to banks	—	16	29	—	—	—	45
Loans and advances to customers	431	323	1,314	—	101	21	2,190
Financial investments	—	—	294	—	—	—	294
Goodwill	—	—	—	—	3	—	3
Prepayments, accrued income and other assets	3	17	51	273	15	7	366
Total assets at 31 Dec 2025	442	356	2,142	6,624	121	28	9,713

Liabilities of disposal groups held for sale
Deposits by banks	—	116	15	—	—	—	131
Customer accounts	2,056	12,316	1,369	—	430	2	16,173
Financial liabilities designated at fair value	—	—	—	1,345	—	—	1,345
Derivatives	13	—	3	—	—	—	16
Debt securities in issue	—	—	495	—	—	—	495
Insurance contract liabilities	—	—	—	4,925	—	—	4,925
Accruals, deferred income and other liabilities	13	33	77	116	40	18	297
Total liabilities at 31 Dec 2025	2,082	12,465	1,959	6,386	470	20	23,382
1Under the financial terms of the sale of our custody business in Germany, HSBC Continental Europe will transfer a nil net asset value for each client transferred, by way of inclusion of additional cash.
2    Under the financial terms of the sale of our Indonesia retail banking business, PT Bank HSBC Indonesia will transfer the business at a nil net asset value by way of inclusion of additional cash.

16Events after the balance sheet date
On 10 July 2026, HSBC Latin America Holdings (UK) Limited completed the sale of HSBC Bank (Uruguay) S.A. to a subsidiary of BTG Pactual
Holding SA. Prior to their derecognition at completion, as at 30 June 2026, the balances that were classified as held for sale were $2.3bn in assets and $2.1bn in liabilities. On completion, we recycled immaterial foreign currency translation and other reserves losses to the income statement.
On 24 July 2026, HSBC Insurance (Asia Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, entered into an agreement to sell its Singapore insurance business, HSBC Life (Singapore) Pte. Ltd, to Allianz Asia Holdings Pte. Ltd. The transaction, which remains subject to regulatory approval, is expected to generate an estimated pre-tax gain on disposal of $1.8bn at the HSBC Group consolidated level, inclusive of related transaction and migration costs, goodwill write-off and recycling of foreign currency translation reserves, which will be recognised largely upon completion, expected in the first half of 2027.
On 31 July 2026, HSBC Bank Australia Limited (‘HSBC Australia’), an indirect wholly-owned subsidiary of HSBC Holdings plc, entered into an agreement to sell its portfolio of home and personal loans to Virgo BidCo Pty Ltd, an entity wholly-owned by funds managed by affiliates of
Blackstone Inc. The disposal group, comprising $25.3bn in assets at 30 June 2026, is expected to be classified as held for sale in the third quarter of 2026. The transaction, which remains subject to regulatory and competition approvals, is expected to complete in the first half of 2027, and to generate an immaterial loss, inclusive of related costs and write-offs. The remainder of HSBC Australia’s retail banking business will be wound down in a phased manner over the next 18 months. HSBC Australia’s CIB, Asset Management and Private Banking businesses will be consolidated into The Hongkong and Shanghai Banking Corporation Limited Sydney Branch, subject to regulatory approval, simplifying HSBC’s entity footprint.
We expect to incur $0.3bn in associated restructuring costs and write-offs. Following disposal and wind-down actions, including the transfer of certain mortgage securitisation-related roles held by HSBC Australia, cumulative foreign currency translation reserves are expected to be recycled to the income statement. As at 30 June 2026, foreign currency translation reserve losses stood at $0.3bn.
On 2 August 2026, HSBC Bank Egypt S.A.E., an indirect subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its retail banking business to Emirates NBD Egypt (S.A.E), a direct subsidiary of Emirates NBD Bank PJSC. The transaction, which remains subject to regulatory approval, is expected to complete in the second half of 2027 and to generate an estimated pre-tax gain of $0.3bn, inclusive of related transaction and migration costs and write-offs, that will be recognised largely upon completion. The disposal group, comprising $0.4bn in assets and $2.8bn in liabilities at 30 June 2026, is expected to be classified as held for sale in the third quarter of 2026.
A second interim dividend for 2026 of $0.10 per ordinary share in respect of the financial year ending 31 December 2026 was approved by the
Directors on 4 August 2026, as described in Note 3. On 4 August 2026, HSBC Holdings announced its intention to initiate a share buy-back to purchase its ordinary shares up to a maximum consideration of $1bn, which is expected to commence shortly after the release of our 1H26 results and complete by our third quarter 2026 results announcement.

17Interim Report 2026 and statutory accounts
The information in this Interim Report 2026 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the
Companies Act 2006. This report was approved by the Board of Directors on 30 July 2026.
The statutory accounts of HSBC Holdings plc for the year ended 31 December 2025 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Shareholder information
Directors’ interests
According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of
Hong Kong, at 30 June 2026 the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares or debentures of HSBC Holdings and its associated corporations:

Directors’ interests – shares and debentures
	At 1 Jan 2026 or date of appointment, if later	At 30 Jun 2026 or date of retirement, if earlier
	Total interests	Beneficial owner	Child under 18 or spouse	Jointly with spouse/other	Trustee	Total interests
HSBC Holdings ordinary shares
Geraldine Buckingham[1]	15,000	15,000	—	—	—	15,000
Wei Sun Christianson	—	—	—	—	—	—
Rachel Duan[1]	15,000	15,000	—	—	—	15,000
Georges Elhedery[2]	1,109,810	1,291,172	—	—	—	1,291,172
Dame Carolyn Fairbairn	15,000	15,000	—	—	—	15,000
James Forese[1]	115,000	115,000	—	—	—	115,000
Ann Godbehere (retired on 8 May 2026)[1]	15,000	—	—	15,000	—	15,000
Steven Guggenheimer[1]	15,000	—	—	15,000	—	15,000
Manveen (Pam) Kaur[2]	986,625	1,122,461	—	—	—	1,122,461
José Antonio Meade Kuribreña[1]	15,000	15,000	—	—	—	15,000
Richard Meddings (appointed 8 May 2026)	—	—	—	—	—	—
Kalpana Morparia[1]	15,000	15,000	—	—	—	15,000
Eileen Murray[1]	75,000	75,000	—	—	—	75,000
Brendan Nelson	15,000	15,000	—	—	—	15,000
Swee Lian Teo	15,200	15,200	—	—	—	15,200
1Geraldine Buckingham has an interest in 3,000, Rachel Duan in 3,000, James Forese in 23,000, Ann Godbehere in 3,000, Steven Guggenheimer in 3,000, José
Antonio Meade Kuribreña in 3,000, Kalpana Morparia in 3,000 and Eileen Murray in 15,000 listed American Depositary Shares (‘ADSs’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2Executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings Savings-Related Share Option Plan (UK) and the HSBC
Share Plan 2011 are set out on the following pages. At 30 June 2026, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC
Holdings ordinary shares, including interests arising through employee share plans, were: Georges Elhedery – 4,461,440 and Pam Kaur – 3,042,472. Each
Director’s total interests represents approximately 0.03% of the shares in issue and 0.02% of the shares in issue, respectively.
HSBC Holdings Savings-Related Share Option Plan (UK)
Currently no executive Directors participate in a Savings-Related Share Option Plan.
HSBC Share Plan 2011
Share awards
Vesting of deferred share awards is normally subject to the Director remaining an employee on the vesting date and no other performance conditions apply to the awards unless specified. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures
Ordinance of Hong Kong, interests in conditional share awards are categorised as the interests of the beneficial owner.

Deferred share, non-deferred share and fixed pay allowance awards granted to Directors
				HSBC Holdings ordinary shares
Dates of award	Award price (£)[1]	Usually vesting		Vested tranche	Tranche vested on	Market price at vest (£)	Closing price before vest date (£)	At 1 Jan 2026	Granted in period	Vested in period[2]	Lapsed in period	Cancelled in period	At 30 Jun 2026
		from	to
Georges Elhedery
24 Feb 20[3]	5.622	1 Mar 23	31 Mar 27	4	10 Mar 26	12.796	12.510	59,065	—	29,532	—	—	29,533
1 Mar 21[3]	4.262	1 Mar 24	31 Mar 28	3	10 Mar 26	12.796	12.510	183,315	—	61,104	—	—	122,211
28 Feb 22[3]	5.380	1 Mar 25	31 Mar 29	2	10 Mar 26	12.796	12.510	218,531	—	54,632	—	—	163,899
9 Mar 26[4]	12.820	—	9 Mar 26	—	9 Mar 26	12.440	12.450	—	140,600	140,600	—	—	—
Manveen (Pam) Kaur
25 Feb 19[3]	6.235	1 Mar 22	31 Mar 26	5	10 Mar 26	12.796	12.510	18,655	—	18,655	—	—	—
24 Feb 20[3]	5.622	1 Mar 23	31 Mar 27	4	10 Mar 26	12.796	12.510	39,274	—	19,635	—	—	19,639
1 Mar 21[3]	4.262	1 Mar 24	31 Mar 28	3	10 Mar 26	12.796	12.510	127,167	—	42,388	—	—	84,779
28 Feb 22[3]	5.380	1 Mar 25	31 Mar 29	2	10 Mar 26	12.796	12.510	168,434	—	42,108	—	—	126,326
27 Feb 23[3]	6.357	1 Mar 26	31 Mar 30	1	10 Mar 26	12.796	12.510	65,843	—	13,168	—	—	52,675
26 Feb 24[3]	5.972	1 Mar 27	31 Mar 31	—	—	—	—	100,798	—	—	—	—	100,798
9 Mar 26[4]	12.820	—	9 Mar 26	—	9 Mar 26	12.440	12.450	—	81,903	81,903	—	—	—
1The award price is the closing price on the day before the grant date for awards made in 2024 and prior. The price for awards made from 2025 is the average closing price of the week prior to the grant date. In all cases the purchase price is nil.
2Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from vesting.
3The awards vest in five equal tranches.
4The non-deferred award vested immediately. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from vesting. The fair value of the awards granted on 9 March 2026 was £12.510 based on IFRS 2 accounting standards.

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Long-term incentive awards
The long-term incentive award is an award of shares with a three-year performance period. At the end of this performance period and subject to the award terms, the number of shares that vest will be determined based on an assessment against financial and non-financial measures. Details of these measures can be found in the Directors’ remuneration report in the Annual Report and Accounts 2025. Subject to that assessment, the shares will vest in five equal annual instalments, with the first instalment vesting on or around the third anniversary of the grant date and the last instalment vesting on or around the seventh anniversary of the grant date. On vesting, awards are subject to a retention period of up to one year. Under the Securities and
Futures Ordinance of Hong Kong, interests in share awards are categorised as interests of the beneficial owner.

Long-term incentive awards granted to Directors
				HSBC Holdings ordinary shares
Dates of award	Award price (£)[1]	Usually vesting		At 1 Jan 2026	Granted in period	Dividend equivalents in period	Vested in period	Lapsed in period	Cancelled in period	At 30 Jun 2026
		from	to
Georges Elhedery
28 Feb 22	5.380	1 Mar 25	31 Mar 29	134,394	—	—	33,597	—	—	100,797
27 Feb 23	6.357	1 Mar 26	31 Mar 30	251,474	—	—	22,728[2]	137,833	—	90,913
26 Feb 24	5.972	1 Mar 27	31 Mar 31	569,177	—	—	—	—	—	569,177
7 May 25	9.070	1 Mar 28	31 Mar 32	1,367,880	—	—	—	—	—	1,367,880
9 Mar 26[3]	12.820	1 Mar 29	31 Mar 33	—	702,028	23,830	—	—	—	725,858
Manveen (Pam) Kaur
28 Feb 22	5.380	1 Mar 25	31 Mar 29	100,846	—	—	25,211	—	—	75,635
27 Feb 23	6.357	1 Mar 26	31 Mar 30	146,393	—	—	13,230[2]	80,239	—	52,924
26 Feb 24	5.972	1 Mar 27	31 Mar 31	185,889	—	—	—	—	—	185,889
7 May 25	9.070	1 Mar 28	31 Mar 32	797,930	—	—	—	—	—	797,930
9 Mar 26[3]	12.820	1 Mar 29	31 Mar 33	—	409,516	13,900	—	—	—	423,416
1The award price is the closing price on the day before the grant date for awards made in 2024 and prior. The price for awards made from 2025 is the average closing price of the week prior to the grant date. In all cases the purchase price is nil.
2The performance conditions were assessed and confirmed at 45.19%. The remaining 54.81% of the award was forfeited. Shares equivalent in number to those that vest under the award (net of tax liabilities) must be retained for one year from the vesting date. The closing price of the shares immediately before the date on which the awards were vested was £12.510.
3 The closing price of the shares immediately before the date on which the awards were granted was £12.450. The fair value of the awards was £7.320 based on
IFRS 2 accounting standards.
No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares or debentures of HSBC
Holdings and its associated corporations. Save as stated in the tables above, none of the Directors had an interest in any shares or debentures of
HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period.
There have been no changes in the shares or debentures of the Directors from 30 June 2026 to the date of this report.

Employee share plans
Summaries of the share options and share awards granted, exercised/vested or lapsed during the first half of 2026 and other details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (‘HKEx’), including detailed summaries of the HSBC share plans, are available on our website at www.hsbc.com/who-we-are/leadership-and-governance/remuneration and on the website of HKEx at www.hkex.com.hk, or can be obtained on request from the Group Company Secretary and Chief Governance
Officer, 8 Canada Square, London, E14 5HQ.
Particulars of options held by Directors of HSBC Holdings are set out on page 103.

Share buy-back
HSBC Holdings did not commence a share buy-back between 1 January and 30 June 2026.
On 4 August 2026, HSBC Holdings announced its intention to initiate a share buy-back to purchase its ordinary shares up to a maximum consideration of $1bn, which is expected to commence shortly after the release of our 1H26 results and complete by our third quarter 2026 results announcement.

Other equity instruments
Additional tier 1 capital – contingent convertible securities
HSBC Holdings continues to issue contingent convertible securities that are included in its capital base as additional tier 1 capital securities fully compliant with the Prudential rules. These securities are marketed principally and subsequently allotted to corporate investors and fund managers.
The net proceeds of the issuances are typically used for HSBC Holdings’ general corporate purposes and to maintain or further strengthen its capital base. These securities bear a fixed rate of interest until their initial reset dates (unless previously redeemed in accordance with their terms). If not redeemed, the securities will bear interest at a rate fixed on each reset date for the subsequent five-year period, equal to the sum of the applicable reference rate at the time of reset and a credit spread set at issuance. Interest on the contingent convertible securities will be due and payable only at the sole discretion of HSBC Holdings, and HSBC Holdings has sole and absolute discretion at all times to cancel for any reason (in whole or part)
any interest payment that would otherwise be payable on any payment date. Distributions will not be paid if they are prohibited under UK banking regulations or if the Group has insufficient reserves or fails to meet the solvency conditions defined in the securities’ terms.

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The contingent convertible securities are undated and are repayable at the option of HSBC Holdings in whole typically at the initial call date or on any fifth anniversary after this date. In addition, the securities are repayable at the option of HSBC in whole for certain regulatory or tax reasons or pursuant to a residual call. Any repayments require the prior consent of the PRA. These securities rank pari passu with HSBC Holdings’ sterling preference shares and therefore rank ahead of ordinary shares. The contingent convertible securities will be converted into fully paid ordinary shares of HSBC Holdings at a predetermined price, should HSBC’s consolidated CET1 ratio fall below 7.0%. Therefore, in accordance with the terms of the securities, if HSBC’s consolidated CET1 ratio breaches the 7.0% trigger, the securities will convert into ordinary shares at fixed contractual conversion prices in the currency of the relevant securities, subject to anti-dilution adjustments. During the first half of 2026, HSBC Holdings issued
$1,250m 6.750%, $1,250m 7.000% and $1,500m 6.750% in aggregate principal amount of contingent convertible securities.

Notifiable interests in share capital
Between 1 January 2026 and 30 June 2026, HSBC Holdings did not receive any notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the Disclosure, Guidance and Transparency Rules (‘DTR’). No further DTR notifications had been received between
30 June 2026 and 24 July 2026.
HSBC Holdings maintains a register pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong (‘SFO’), containing SFO notifications of major holdings that have been made to HSBC Holdings.
Previous DTR and SFO notifications received, which have not been amended or withdrawn, are as follows:

Name of Shareholder	Regulation[3]	Total interest in ordinary shares[1]	Percentage of voting rights disclosed[2]	Date of notification
BlackRock, Inc.	DTR	1,245,294,346	6.07% (ordinary shares) 0.03% (qualifying financial instruments) 0.01% (financial instruments with a similar economic effect to qualifying financial instruments)	3 March 2020
BlackRock, Inc.	SFO	1,586,341,122	9.09%	11 July 2025
Ping An Asset Management Co., Ltd.	DTR	1,007,946,172	5.04%	6 December 2017
Ping An Asset Management Co., Ltd.	SFO	1,502,584,731	7.98%	7 May 2024
The Bank of New York Mellon Corporation[4]	SFO	1,032,088,179	6.01%	9 March 2026
JPMorgan Chase & Co.	SFO	871,870,258	5.07%	11 May 2026
1The information provided was correct at the date of notification. These holdings are likely to have changed since HSBC Holdings was notified; however, notification of any change is not required until the next notifiable threshold is crossed.
2The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made.
3SFO disclosure is for the Long position. Full SFO disclosure can be viewed at https://di.hkex.com.hk
4The Bank of New York Mellon Corporation is the Depository for the HSBC ADSs. Under the SFO, they are required to report the HSBC ADSs position as both a long and a short position.

Dealings in HSBC Holdings listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on the HKEx. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to HSBC
Holdings ordinary share buy-backs, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on
HKEx during the half-year ended 30 June 2026.

Second interim dividend for 2026
On 4 August 2026, the Directors approved a second interim dividend in respect of the financial year ending 31 December 2026 of $0.10 per ordinary share (the ‘dividend’), an expected distribution of approximately $1.72bn. The dividend will be payable on 25 September 2026 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 14 August
2026.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in
London at or about 11.00am local time on 14 September 2026. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-dividend on 13 August 2026. American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 14 August 2026.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at
www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends,
www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 9 September 2026 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 25 September 2026 to holders of record on
14 August 2026. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 4 September 2026.

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Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch
Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 14 August 2026 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register on 14 August 2026. Any person wishing to remove ordinary shares to or from each register must do so before
4.00pm local time on 13 August 2026.
Shares repurchased under HSBC Holdings plc buy-backs, which have not yet been cancelled from the Hong Kong custodians' CCASS account as at the record date, will not be eligible for the dividend.
Transfers of ADSs must be lodged with the depositary by 11.00am local time on 14 August 2026 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

Dividend on preference share
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 16 March, 15 June, 15 September and 15 December 2026 for the
quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has
approved a quarterly dividend to be payable on 15 September 2026 to holders of record on 28 August 2026.

Proposed interim dividends for 2026
We maintain our dividend policy of a target payout ratio of 50% of earnings per ordinary share (‘EPS’) for each of 2026, 2027 and 2028, subject to meeting capital requirements. EPS for this purpose will continue to exclude material notable items and related impacts. Material notable items in 2026 primarily related to the income statement impacts associated with actions to exit or wind down non-strategic businesses.
The Board has adopted a dividend policy designed to provide sustainable cash dividends, while retaining the flexibility to invest and grow the business in the future, supplemented by additional shareholder distributions, if appropriate.
Dividends are announced in US dollars and, at the election of the shareholder, paid in cash in one of US dollars, pounds sterling or Hong Kong dollars.

Earnings release
An earnings release for the three-month period ending 30 September 2026 is expected to be issued on 27 October 2026.

Final results
The results for the year to 31 December 2026 are expected to be announced on 23 February 2027.

Corporate governance
We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2026, we complied with the applicable provisions of the 2024 UK Corporate Governance Code, effective 1 January 2025 and also the requirements of the
Hong Kong Corporate Governance Code with the exception of Provision 24 of the UK Corporate Governance Code in relation to the Group
Chairman being a member of the Group Audit Committee. Brendan Nelson will step down as Chair of the Group Audit Committee, and Richard
Meddings will be appointed Chair of the Group Audit Committee, following publication of this report. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
The Board has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.
All Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2025 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page
24 of this report.

Changes in Directors’ details
Changes in current Directors’ details since the date of the Annual Report and Accounts 2025, which are required to be disclosed pursuant to Rule
13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules, are set out below.
Geraldine Buckingham
Appointed to the Group Remuneration Committee from 5 August 2026.
Ann Godbehere
Retired from the Board, Group Audit Committee, Group Remuneration
Committee and Nomination & Corporate Governance Committee on 8
May 2026.
Richard Meddings
Appointed to the Board, Group Audit Committee, Group Risk
Committee and Nomination & Corporate Governance Committee on 8
May 2026. Appointed Chair of the Group Audit Committee and
appointed to the Group Technology and Operations Committee from 5
August 2026.
Eileen K Murray
Appointed Senior Independent Director on 8 May 2026. She also stepped down from the Group Risk Committee.
Brendan Nelson
Stepped down from the Group Technology and Operations Committee on 8 May 2026. He will step down as Chair and member of the Group
Audit Committee, and member of the Group Risk Committee on 5
August 2026.

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Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

Going concern basis
As mentioned in Note 1 ‘Basis of preparation and material accounting policies’ on page 85, the financial statements are prepared on a going concern basis as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources.
These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment, including: ongoing supply chain disruptions, uncertain inflation, rapidly-changing interest rates, the impact of the Russia-Ukraine war and conflict in the Middle East, varying pace of recovery in the Hong Kong CRE sector, heightened strategic competition between the US and China, ongoing and potential cross-border investment and trade restrictions, potential financial impact of trade and tariff policy developments, as well as the potential impacts from other top and emerging risks, including climate change, and the related impacts on profitability, capital and liquidity.
In particular, HSBC’s principal activities, business and operating models, strategic direction, and top and emerging risks are addressed in the
Overview section. A financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the
‘Interim management report’ section. HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the
‘Risk review’ section of the Annual Report and Accounts 2025. HSBC’s approach to capital management and allocation is described in the ‘Treasury risk’ section of the Annual Report and Accounts 2025.

Telephone and online share dealing service
For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings plc ordinary shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley PO15 7PA; or UK telephone: +44 (0) 3456 080848, or from an overseas telephone:
+44 (0) 1226 261090; or website: www.hsbc.co.uk/investments/products-and-services/invest-direct.

Stock symbols
HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADS)	HSBC
Bermuda Stock Exchange	HSBC.BH

Copies of the Interim Report 2026 and shareholder enquiries and communications
Further copies of the Interim Report 2026 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ,
United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or
from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2026 may also be downloaded from the HSBC website, www.hsbc.com.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/investors/shareholder-information/manage-your-shareholding. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of any future dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate
Registrar at the address given below. Printed copies will be provided without charge.
Any enquiries relating to your shareholdings on the share register (for example transfers of shares, change of name or address, lost share certificates or dividend cheques) should be sent to the Registrar at the address given below. The Registrars offer an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register:	Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom	Telephone: +44 (0) 370 702 0137 www.investorcentre.co.uk/contactus Investor Centre: www.investorcentre.co.uk
Hong Kong Overseas Branch Register:	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong	Telephone: +852 2862 8555 hsbc.ecom@computershare.com.hk Investor Centre: www.investorcentre.com/hk
Bermuda Overseas Branch Register:	Investor Relations Team HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda	hbbm.shareholder.services@hsbc.bm hbbm.mutual.fund@hsbc.bm Investor Centre: www.investorcentre.com/bm
ADS Depository:	The Bank of New York Mellon Shareowner Services, P.O. Box 43006, Providence RI, 02940-3078, USA	Telephone (US): +1 877 283 5786 Telephone (International): +1 201 680 6825 shrrelations@cpushareownerservices.com

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A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.
Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the UK
Companies Act 2006, writes to nominated persons directly for a response.
本中期業績報告及日後的相關文件均備有中譯本，如有需要，請向適當的股份登記處索取。股東如收到本報告的中譯本，但不希望再收取此等中譯
本，亦請聯絡股份登記處。

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Abbreviations

Currencies
£	British pound sterling
CA$	Canadian dollar
€	Euro
HK$	Hong Kong dollar
RMB	Chinese renminbi
SGD	Singapore dollar
$	United States dollar
Abbreviation
1H25	First half of 2025
1H26	First half of 2026
1Q25	First quarter of 2025
1Q26	First quarter of 2026
2H25	Second half of 2025
2Q25	Second quarter of 2025
2Q26	Second quarter of 2026
4Q25	Fourth quarter of 2025
A
ADR	American Depositary Receipt
ADS	American Depositary Share
AI	Artificial intelligence
AIBL	Average interest-bearing liabilities
AIEA	Average interest-earning assets
ANP	Annualised new business premiums
AT1	Additional tier 1
B
Banking NII	Banking net interest income
Basel	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps	Basis points. One basis point is equal to one hundredth of a percentage point
C
CAPM	Capital asset pricing model
CET1	Common equity tier 1
Chinese mainland	People’s Republic of China excluding Hong Kong and Macau
CIB	Corporate and Institutional Banking, a business segment
CMA	UK Competition and Markets Authority
CMC	Capital maintenance charge
CODM	Chief Operating Decision Maker
CPI	Consumer price index
CRE	Commercial real estate
CRR	Customer risk rating
CSM	Contractual service margin
D
Dec	December
DPD	Days past due
DPF	Discretionary participation feature of insurance and investment contracts
DTR	Disclosure Guidance and Transparency Rules
E
ECB	European Central Bank
ECL
Expected credit losses. In the income statement, ECL is
recorded as a change in expected credit losses and other
credit impairment charges. In the balance sheet, ECL is
recorded as an allowance for financial instruments to
which only the impairment requirements in IFRS 9 are
applied.

ECM	Equity capital markets
EPS	Earnings per ordinary share
ESG	Environmental, social and governance
EU	European Union
F
FCA	Financial Conduct Authority (UK)
FRB	Federal Reserve Board (US)
FTE	Full-time equivalent staff

FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
G
GAAP	Generally accepted accounting principles
Galicia	Grupo Financiero Galicia
GDP	Gross domestic product
GOC	Group Operating Committee
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTS	Global Trade Solutions, the business formerly known as Global Trade and Receivables Finance
H
Hang Seng Bank Limited	Hang Seng Bank
HIBOR	Hong Kong interbank offered rate
HKEx	The Stock Exchange of Hong Kong Limited
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, which includes the UK non-ring-fenced bank
HSBC Bank Middle East	HSBC Bank Middle East Limited
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
HSSL	HSBC Securities Services (Luxembourg)
I
IA/D	Instant access demand deposits
IAS	International Accounting Standards
IASB	International Accounting Standards Board
Ibor	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
IVB	HSBC Innovation Banking
IWPB	International Wealth and Premier Banking, a business segment
J
Jan	January
Jun	June
JV	Joint venture
K
KYC	Know your customer
L
LCR	Liquidity coverage ratio
Libor	London interbank offered rate
LTI	Long-term incentive
LTV	Loan to value
M
M&A	Mergers and acquisitions
Mar	March
MENAT	Middle East, North Africa and Türkiye
MREL	Minimum requirement for own funds and eligible liabilities
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
N
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
NNM	Net new money
NSFR	Net stable funding ratio
O
OCI	Other comprehensive income
P
PD	Probability of default
POCI	Purchased or originated credit-impaired financial assets

HSBC Holdings plc Interim Report 2026 on Form 6-K
110

Overview	Interim management report	Interim condensed consolidated financial statements	Additional information

PRA	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service
Prudential rules
Refers to the UK Capital Requirements Regulation, the
PRA Rulebook and any laws, regulations, requirements,
rules, guidelines, standards and policies relating to capital adequacy, leverage and liquidity adopted by the relevant
regulators, as applicable, and which are applicable to
HSBC

R
RES	Resource and experience sharing agreement
RMF	Risk Management Framework
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWAs	Risk-weighted assets
S
SAB	Saudi Awwal Bank
SEC	Securities and Exchange Commission (US)
SFO	Securities and Futures Ordinance of Hong Kong
SME	Small and medium-sized enterprise
SVaR	Stressed value at risk

SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
U
UAE	United Arab Emirates
UK	United Kingdom
UK Capital Requirements Regulation	Refers to Regulation (EU) No. 575/2013, as amended or supplemented, as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018, as amended
UN	United Nations
US	United States of America
V
VaR	Value at risk
VIU	Value in use
W
Wealth	Wealth comprises our Investment Distribution, Insurance, Private Bank and Asset Management businesses.
WTB	Wholesale Transaction Banking comprises our Global FX, GPS, GTS and Securities Services businesses.

This document comprises the Interim Report 2026 and information herein has been filed on Form 6-K with the US Securities and Exchange
Commission for HSBC Holdings plc and its subsidiary and associated undertakings.
HSBC Holdings plc
Incorporated in England and Wales on 1 January 1959 with limited liability under the UK Companies Act.
Registration number 617987
Tel: +44 (0)20 7991 8888
Registered Office and Group Head Office
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Tel: +44(0)20 7991 8888
© Copyright HSBC Holdings plc 2026
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.
Published by Global Finance, HSBC Holdings plc, London
Designed by Global Finance, HSBC Holdings plc with Design Bridge and
Partners, London
Printed by Park Communications Limited, London, on Nautilus
SuperWhite board and paper using vegetable oil-based inks.
Made in Austria, the stocks comprise 100% de-inked
post-consumer waste. Pulps used are totally chlorine-free.
The FSC® recycled logo identifies a paper which contains
100% post-consumer recycled fibre certified in accordance
with the rules of the Forest Stewardship Council®.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ Manveen (Pam) Kaur
Name:	Manveen (Pam) Kaur
Title:	Group Chief Financial Officer
Dated: August 4, 2026